Exhibit 99.1 MANAGEMENT REPORT – December 31, 2019 To our stockholders: We present the Management Report of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL) for the periods from January 1 to December 31, 2019 and 2018, which were prepared in accordance with Brazilian Central Bank (BACEN), Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and fit for the specific purposes of this resolution. Net income and stockholder’ equity ITAÚ UNIBANCO HOLDING PRUDENTIAL net income totaled R$ 26,537 million for the period and net earnings per share were R$ 2.72. Consolidated stockholders' equity totaled R$ 132,246 million and the book value per share reached R$ 13.57. Assets and funds raised Assets totaled R$ 1,532,506 million and were substantially composed of R$ 551,110 million of Interbank Investments, Securities and Derivative Financial Instruments, and R$ 680,624 million of Loan, Lease and Other Credit Operations and the Foreign Exchange Portfolio. Circular letter No. 3,068/01 of BACEN ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents that it has the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, amounting to R$ 31 billion, corresponding to only 9.7% of the total securities and derivative financial instruments held. Acknowledgements We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching these positive results. São Paulo, February 27, 2020. Executive Board Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 1.1 Exhibit 99.1 MANAGEMENT REPORT – December 31, 2019 To our stockholders: We present the Management Report of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL) for the periods from January 1 to December 31, 2019 and 2018, which were prepared in accordance with Brazilian Central Bank (BACEN), Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and fit for the specific purposes of this resolution. Net income and stockholder’ equity ITAÚ UNIBANCO HOLDING PRUDENTIAL net income totaled R$ 26,537 million for the period and net earnings per share were R$ 2.72. Consolidated stockholders' equity totaled R$ 132,246 million and the book value per share reached R$ 13.57. Assets and funds raised Assets totaled R$ 1,532,506 million and were substantially composed of R$ 551,110 million of Interbank Investments, Securities and Derivative Financial Instruments, and R$ 680,624 million of Loan, Lease and Other Credit Operations and the Foreign Exchange Portfolio. Circular letter No. 3,068/01 of BACEN ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents that it has the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, amounting to R$ 31 billion, corresponding to only 9.7% of the total securities and derivative financial instruments held. Acknowledgements We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching these positive results. São Paulo, February 27, 2020. Executive Board Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 1.1

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Galló
Marco Ambrogio Crespi Bonomi
Pedro Luiz Bodin de Moraes
Ricardo Villela Marino

AUDIT COMMITTEE

Chairman

Gustavo Jorge Laboissière Loyola

Members

Antonio Carlos Barbosa de Oliveira
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez
Maria Helena dos Santos Fernandes de Santana
Rogério Paulo Calderón Peres

FISCAL COUNCIL

Chairman

José Caruso Cruz Henriques

Members

Alkimar Ribeiro Moura
Eduardo Azevedo do Valle

Accountant

Arnaldo Alves dos Santos
CRC - 1SP - 210,058/O-3

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Candido Botelho Bracher

Senior Vice Presidents ("Diretores Gerais")

Caio Ibrahim David
Márcio de Andrade Schettini

Executive Vice-Presidents

André Sapoznik
Claudia Politanski
Milton Maluhy Filho

Executive Officers

Alexsandro Broedel Lopes (*)
Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Emerson Macedo Bortoloto
Gilberto Frussa
José Virgilio Vita Neto
Renato Barbosa do Nascimento
Rodrigo Luís Rosa Couto
Sergio Mychkis Goldstein
Tatiana Grecco

(*) Group Executive Finance Director and Head of Investor Relations.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 2.1

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Assets Note 12/31/2019 12/31/2018 Current assets 1 ,022,390,424 1 ,009,056,339 Cash 3 0,226,158 3 7,087,047 Interbank investments 3b and 4 2 27,410,935 2 98,547,796 1 96,341,707 2 72,820,965 Money market Interbank deposits 3 1,069,228 2 5,726,831 Securities and derivative financial instruments 3c, 3d and 5 1 52,560,133 1 34,760,518 Own portfolio 8 4,300,554 7 8,470,729 Subject to repurchase commitments 3 5,467,185 3 5,361,175 Pledged in guarantee 7 ,866,365 2 ,757,506 Deposited with the Central Bank 3 ,573,098 2 ,917,625 Securities under resale agreements with free movement 3 ,627,258 4 ,985,360 Derivative financial instruments 1 7,725,673 1 0,268,123 Interbank accounts 135,116,388 132,204,680 Pending settlement 4 3,466,230 3 7,647,435 9 1,248,117 9 4,148,242 Central Bank of Brazil deposits 4 ,636 1 1,705 National Housing System (SFH) 4 0,531 4 5,479 Correspondents Interbank Onlending 3 56,874 3 51,819 Interbranch accounts 3 73,425 5 17,560 Loan, lease and other credit operations 6 314,066,545 272,101,799 Operations with credit granting characteristics 3e 3 33,846,949 2 89,101,872 (Allowance for loan losses) 3f (19,780,404) (17,000,073) Other receivables 9a 160,227,040 131,489,625 Other assets 3g 2,409,800 2,347,314 Assets held for sale 1 ,157,602 1 ,468,034 (Valuation allowance) (630,653) (606,736) 3g and 9c 1 ,882,851 1 ,486,016 Prepaid expenses Long term receivables 4 49,166,464 3 91,788,232 Interbank investments 3b and 4 3 ,668,491 7 91,349 Money market 1 62,312 1 03,235 Interbank deposits 3 ,506,179 6 88,114 Securities and derivative financial instruments 3c, 3d and 5 1 67,470,850 1 18,244,004 Own portfolio 8 9,376,645 4 2,387,260 Subject to repurchase commitments 3 4,240,466 2 5,538,386 Pledged in guarantee 2 ,762,283 4 ,931,976 Deposited with the Central Bank of Brazil 5 89,608 5 53,557 Securities under resale agreements with free movement 1 6,589,488 3 1,639,584 Derivative financial instruments 2 3,912,360 1 3,193,241 Interbank accounts 9 ,367 5 4,096 Pending settlement 9 ,367 4 9,809 National Housing System (SFH) - 4 ,287 Loan, lease and other credit operations 6 2 30,847,422 2 27,256,829 Operations with credit granting characteristics 3e 2 50,000,170 2 43,381,694 (Allowance for loan losses) 3f (19,152,748) (16,124,865) Other receivables 9a 4 6,132,500 4 4,897,289 Other assets - Prepaid Expenses 3g and 9c 1 ,037,834 5 44,665 Permanent assets 6 0,949,218 5 5,082,193 Investments 3h 4 0,946,863 3 5,069,221 Investments in associates and joint ventures 4 0,672,568 3 4,778,751 Other investments 4 23,751 4 39,962 (Allowance for losses) (149,456) (149,492) Real estate in use 3i and 11a l 5 ,903,750 5 ,883,337 Fixed assets for use 3 ,380,544 3 ,313,371 Other fixed assets 12 1 4,020,370 1 3,906,709 (Accumulated depreciation) (11,497,164) (11,336,743) Goodwill and Intangible assets 3j, 3k and 11a ll 1 4,098,605 1 4,129,635 Goodwill 8 30,968 4 13,101 Intangible assets 3 7,958,844 3 4,387,408 (Accumulated amortization) (24,691,207) (20,670,874) Total assets 1 ,532,506,106 1 ,455,926,764 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 3.1 ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Assets Note 12/31/2019 12/31/2018 Current assets 1 ,022,390,424 1 ,009,056,339 Cash 3 0,226,158 3 7,087,047 Interbank investments 3b and 4 2 27,410,935 2 98,547,796 1 96,341,707 2 72,820,965 Money market Interbank deposits 3 1,069,228 2 5,726,831 Securities and derivative financial instruments 3c, 3d and 5 1 52,560,133 1 34,760,518 Own portfolio 8 4,300,554 7 8,470,729 Subject to repurchase commitments 3 5,467,185 3 5,361,175 Pledged in guarantee 7 ,866,365 2 ,757,506 Deposited with the Central Bank 3 ,573,098 2 ,917,625 Securities under resale agreements with free movement 3 ,627,258 4 ,985,360 Derivative financial instruments 1 7,725,673 1 0,268,123 Interbank accounts 135,116,388 132,204,680 Pending settlement 4 3,466,230 3 7,647,435 9 1,248,117 9 4,148,242 Central Bank of Brazil deposits 4 ,636 1 1,705 National Housing System (SFH) 4 0,531 4 5,479 Correspondents Interbank Onlending 3 56,874 3 51,819 Interbranch accounts 3 73,425 5 17,560 Loan, lease and other credit operations 6 314,066,545 272,101,799 Operations with credit granting characteristics 3e 3 33,846,949 2 89,101,872 (Allowance for loan losses) 3f (19,780,404) (17,000,073) Other receivables 9a 160,227,040 131,489,625 Other assets 3g 2,409,800 2,347,314 Assets held for sale 1 ,157,602 1 ,468,034 (Valuation allowance) (630,653) (606,736) 3g and 9c 1 ,882,851 1 ,486,016 Prepaid expenses Long term receivables 4 49,166,464 3 91,788,232 Interbank investments 3b and 4 3 ,668,491 7 91,349 Money market 1 62,312 1 03,235 Interbank deposits 3 ,506,179 6 88,114 Securities and derivative financial instruments 3c, 3d and 5 1 67,470,850 1 18,244,004 Own portfolio 8 9,376,645 4 2,387,260 Subject to repurchase commitments 3 4,240,466 2 5,538,386 Pledged in guarantee 2 ,762,283 4 ,931,976 Deposited with the Central Bank of Brazil 5 89,608 5 53,557 Securities under resale agreements with free movement 1 6,589,488 3 1,639,584 Derivative financial instruments 2 3,912,360 1 3,193,241 Interbank accounts 9 ,367 5 4,096 Pending settlement 9 ,367 4 9,809 National Housing System (SFH) - 4 ,287 Loan, lease and other credit operations 6 2 30,847,422 2 27,256,829 Operations with credit granting characteristics 3e 2 50,000,170 2 43,381,694 (Allowance for loan losses) 3f (19,152,748) (16,124,865) Other receivables 9a 4 6,132,500 4 4,897,289 Other assets - Prepaid Expenses 3g and 9c 1 ,037,834 5 44,665 Permanent assets 6 0,949,218 5 5,082,193 Investments 3h 4 0,946,863 3 5,069,221 Investments in associates and joint ventures 4 0,672,568 3 4,778,751 Other investments 4 23,751 4 39,962 (Allowance for losses) (149,456) (149,492) Real estate in use 3i and 11a l 5 ,903,750 5 ,883,337 Fixed assets for use 3 ,380,544 3 ,313,371 Other fixed assets 12 1 4,020,370 1 3,906,709 (Accumulated depreciation) (11,497,164) (11,336,743) Goodwill and Intangible assets 3j, 3k and 11a ll 1 4,098,605 1 4,129,635 Goodwill 8 30,968 4 13,101 Intangible assets 3 7,958,844 3 4,387,408 (Accumulated amortization) (24,691,207) (20,670,874) Total assets 1 ,532,506,106 1 ,455,926,764 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 3.1

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Liabilities and stockholders' equity Note 12/31/2019 12/31/2018 Current liabilities 9 64,767,063 9 03,059,638 Deposits 3b and 7b 3 36,524,339 3 09,952,870 Demand deposits - 82,834,059 73,045,763 Savings deposits - 1 44,562,523 1 36,908,595 Interbank deposits - 2,866,294 2,468,700 Time deposits - 106,252,014 97,527,085 Other deposits 9 ,449 2 ,727 Deposits received under securities repurchase agreements 3b and 7c 2 37,323,910 284,521,147 Own portfolio - 7 2,495,706 7 5,490,180 Third-party portfolio - 148,021,089 181,694,343 Free portfolio - 1 6,807,115 27,336,624 Funds from acceptances and issuance of securities 3b and 7d 51,351,674 33,405,852 Real estate, mortgage, credit and similar notes - 41,566,538 25,189,429 Foreign loans through securities - 9,209,884 6,266,935 Funding from strutured operations certificates 575,252 1,949,488 Interbank accounts - 48,770,733 4 1,253,290 Pending settlement - 48,060,619 40,832,886 Correspondents - 710,114 420,404 Interbranch accounts - 5 ,411,874 5,612,300 Third-party funds in transit - 5 ,296,718 5,602,746 Internal transfer of funds - 1 15,156 9 ,554 Borrowing and onlending 3b and 7e 68,573,627 47,977,147 Borrowing - 6 0,652,712 4 2,675,654 Onlending - 7,920,915 5,301,493 Derivative financial instruments 3d and 5f 1 8,798,501 1 0,013,437 Other liabilities - 1 98,012,405 170,323,595 Subordinated debt 7f 4 ,098,615 343,174 Sundry 9d 1 93,913,790 1 69,980,421 Long-term liabilities - 4 21,674,724 406,103,200 Deposits 3b and 7b 1 82,157,565 1 61,688,108 Interbank deposits - 1 54,904 205,827 Time deposits - 182,002,661 1 61,482,281 Deposits received under securities repurchase agreements 3b and 7c 32,923,929 5 9,102,276 Own portfolio - 2,913,428 6 ,805,939 Free portfolio - 3 0,010,501 5 2,296,337 Funds from acceptances and issuance of securities 3b and 7d 92,216,826 7 8,160,070 Real estate, mortgage, credit and similar notes - 5 7,026,119 41,524,348 Foreign loans through securities - 3 4,655,930 3 5,786,905 Funding from strutured operations certificates 534,777 8 48,817 Borrowing and onlending 3b and 7e 7,818,818 19,970,018 Borrowing - 4 ,091,824 7 ,364,711 Onlending - 3,726,994 1 2,605,307 Derivative financial instruments 3d and 5f 28,999,136 1 7,471,428 Other liabilities - 77,558,450 69,711,300 Subordinated debt 7f 38,710,983 41,267,980 Debt instruments eligible as capital 7f 16,652,167 7,701,570 Sundry 9d 22,195,300 20,741,750 Deferred income 3p 2,708,188 2 ,633,144 Capital - 97,148,000 97,148,000 Capital reserves - 1,979,021 1,923,056 Revenue reserves - 36,413,758 3 7,121,745 Asset valuation adjustment 3c, 3d and 12e (2 ,020,869) (2,518,510) (Treasury shares) - (1,274,096) (1 ,819,690) Total stockholders' equity of controlling shareholders 12 1 32,245,814 1 31,854,601 Non-controlling interests 12f 1 1,110,317 12,276,181 Total stockholders' equity 143,356,131 144,130,782 Total liabilities and stockholders' equity 1 ,532,506,106 1 ,455,926,764 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 3.2 ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Liabilities and stockholders' equity Note 12/31/2019 12/31/2018 Current liabilities 9 64,767,063 9 03,059,638 Deposits 3b and 7b 3 36,524,339 3 09,952,870 Demand deposits - 82,834,059 73,045,763 Savings deposits - 1 44,562,523 1 36,908,595 Interbank deposits - 2,866,294 2,468,700 Time deposits - 106,252,014 97,527,085 Other deposits 9 ,449 2 ,727 Deposits received under securities repurchase agreements 3b and 7c 2 37,323,910 284,521,147 Own portfolio - 7 2,495,706 7 5,490,180 Third-party portfolio - 148,021,089 181,694,343 Free portfolio - 1 6,807,115 27,336,624 Funds from acceptances and issuance of securities 3b and 7d 51,351,674 33,405,852 Real estate, mortgage, credit and similar notes - 41,566,538 25,189,429 Foreign loans through securities - 9,209,884 6,266,935 Funding from strutured operations certificates 575,252 1,949,488 Interbank accounts - 48,770,733 4 1,253,290 Pending settlement - 48,060,619 40,832,886 Correspondents - 710,114 420,404 Interbranch accounts - 5 ,411,874 5,612,300 Third-party funds in transit - 5 ,296,718 5,602,746 Internal transfer of funds - 1 15,156 9 ,554 Borrowing and onlending 3b and 7e 68,573,627 47,977,147 Borrowing - 6 0,652,712 4 2,675,654 Onlending - 7,920,915 5,301,493 Derivative financial instruments 3d and 5f 1 8,798,501 1 0,013,437 Other liabilities - 1 98,012,405 170,323,595 Subordinated debt 7f 4 ,098,615 343,174 Sundry 9d 1 93,913,790 1 69,980,421 Long-term liabilities - 4 21,674,724 406,103,200 Deposits 3b and 7b 1 82,157,565 1 61,688,108 Interbank deposits - 1 54,904 205,827 Time deposits - 182,002,661 1 61,482,281 Deposits received under securities repurchase agreements 3b and 7c 32,923,929 5 9,102,276 Own portfolio - 2,913,428 6 ,805,939 Free portfolio - 3 0,010,501 5 2,296,337 Funds from acceptances and issuance of securities 3b and 7d 92,216,826 7 8,160,070 Real estate, mortgage, credit and similar notes - 5 7,026,119 41,524,348 Foreign loans through securities - 3 4,655,930 3 5,786,905 Funding from strutured operations certificates 534,777 8 48,817 Borrowing and onlending 3b and 7e 7,818,818 19,970,018 Borrowing - 4 ,091,824 7 ,364,711 Onlending - 3,726,994 1 2,605,307 Derivative financial instruments 3d and 5f 28,999,136 1 7,471,428 Other liabilities - 77,558,450 69,711,300 Subordinated debt 7f 38,710,983 41,267,980 Debt instruments eligible as capital 7f 16,652,167 7,701,570 Sundry 9d 22,195,300 20,741,750 Deferred income 3p 2,708,188 2 ,633,144 Capital - 97,148,000 97,148,000 Capital reserves - 1,979,021 1,923,056 Revenue reserves - 36,413,758 3 7,121,745 Asset valuation adjustment 3c, 3d and 12e (2 ,020,869) (2,518,510) (Treasury shares) - (1,274,096) (1 ,819,690) Total stockholders' equity of controlling shareholders 12 1 32,245,814 1 31,854,601 Non-controlling interests 12f 1 1,110,317 12,276,181 Total stockholders' equity 143,356,131 144,130,782 Total liabilities and stockholders' equity 1 ,532,506,106 1 ,455,926,764 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 3.2

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Statement of Income (Note 2a) (In thousands of Reais) 2nd Half of 01/01 to 01/01 to Note 2019 12/31/2019 12/31/2018 Income from financial operations 65,042,345 129,401,978 125,721,049 Loan, lease and other credit operations - 42,860,030 8 2,167,680 7 4,664,202 Derivative financial instruments 1 9,807,535 4 1,111,523 42,427,963 Foreign exchange operations - 2 17,878 1,494,215 3,686,191 Compulsory deposits - 2 ,156,902 4 ,628,560 4,942,693 Expenses of financial operations - (33,908,227) (6 4,261,143) (7 2,270,473) Money market - (2 7,522,228) (5 4,784,446) (61,824,438) Borrowing and onlending 7e (6,385,999) (9,476,697) (1 0,446,035) Income from financial operations before loan and losses - 31,134,118 65,140,835 53,450,576 Result of allowance for loan losses 6 (12,866,367) (1 9,837,456) (1 0,367,744) Expenses for allowance for loan losses - (1 5,400,078) (2 3,907,263) (14,501,245) Income from recovery of credits written off as loss - 2,533,711 4,069,807 4 ,133,501 Gross income from financial operations - 18,267,751 45,303,379 43,082,832 Other operating revenues (expenses) - (7,959,982) (1 5,697,199) (1 4,652,448) Banking service fees 9e 13,663,383 25,931,466 24,819,640 Income from bank charges 9f 6 ,944,457 13,444,865 12,624,039 Personnel expenses 9g (1 3,968,094) (25,059,975) (2 2,312,860) Other administrative expenses 9h (1 0,055,950) (1 9,922,754) (19,858,889) Tax expenses 3o and 10a II (3,444,161) (6,989,698) (6 ,153,116) Equity in earnings of affiliates, jointly ventures and other investments 4 ,626,919 6,241,158 6,563,138 Other operating revenues 7 60,362 1 ,428,066 1,783,498 Other operating expenses 9i (6,486,898) (10,770,327) (12,117,898) Operating income - 10,307,769 29,606,180 28,430,384 Non-operating income 92,449 86,091 1 97,600 Income before taxes on income and profit sharing - 10,400,218 29,692,271 28,627,984 Income tax and social contribution 3o and 10a I 2,881,852 (2 ,585,046) (5 ,094,004) Due on operations for the period - (4 ,779,848) (8 ,539,502) (3,417,587) Related to temporary differences - 7 ,661,700 5,954,456 (1 ,676,417) Profit sharing – Management Members - Statutory 13b (188,691) (3 59,267) (2 50,664) Non-controlling interests 12f 2 1,669 (211,112) (2 83,925) Net income 13,115,048 26,536,846 22,999,391 Weighted average of the number of outstanding shares 12a 9,740,145,947 9,718,162,444 Net income per share – R$ 2.72 2 .37 Book value per share - R$ (outstanding at 12/31) 13.57 13.56 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 3.3 ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Statement of Income (Note 2a) (In thousands of Reais) 2nd Half of 01/01 to 01/01 to Note 2019 12/31/2019 12/31/2018 Income from financial operations 65,042,345 129,401,978 125,721,049 Loan, lease and other credit operations - 42,860,030 8 2,167,680 7 4,664,202 Derivative financial instruments 1 9,807,535 4 1,111,523 42,427,963 Foreign exchange operations - 2 17,878 1,494,215 3,686,191 Compulsory deposits - 2 ,156,902 4 ,628,560 4,942,693 Expenses of financial operations - (33,908,227) (6 4,261,143) (7 2,270,473) Money market - (2 7,522,228) (5 4,784,446) (61,824,438) Borrowing and onlending 7e (6,385,999) (9,476,697) (1 0,446,035) Income from financial operations before loan and losses - 31,134,118 65,140,835 53,450,576 Result of allowance for loan losses 6 (12,866,367) (1 9,837,456) (1 0,367,744) Expenses for allowance for loan losses - (1 5,400,078) (2 3,907,263) (14,501,245) Income from recovery of credits written off as loss - 2,533,711 4,069,807 4 ,133,501 Gross income from financial operations - 18,267,751 45,303,379 43,082,832 Other operating revenues (expenses) - (7,959,982) (1 5,697,199) (1 4,652,448) Banking service fees 9e 13,663,383 25,931,466 24,819,640 Income from bank charges 9f 6 ,944,457 13,444,865 12,624,039 Personnel expenses 9g (1 3,968,094) (25,059,975) (2 2,312,860) Other administrative expenses 9h (1 0,055,950) (1 9,922,754) (19,858,889) Tax expenses 3o and 10a II (3,444,161) (6,989,698) (6 ,153,116) Equity in earnings of affiliates, jointly ventures and other investments 4 ,626,919 6,241,158 6,563,138 Other operating revenues 7 60,362 1 ,428,066 1,783,498 Other operating expenses 9i (6,486,898) (10,770,327) (12,117,898) Operating income - 10,307,769 29,606,180 28,430,384 Non-operating income 92,449 86,091 1 97,600 Income before taxes on income and profit sharing - 10,400,218 29,692,271 28,627,984 Income tax and social contribution 3o and 10a I 2,881,852 (2 ,585,046) (5 ,094,004) Due on operations for the period - (4 ,779,848) (8 ,539,502) (3,417,587) Related to temporary differences - 7 ,661,700 5,954,456 (1 ,676,417) Profit sharing – Management Members - Statutory 13b (188,691) (3 59,267) (2 50,664) Non-controlling interests 12f 2 1,669 (211,112) (2 83,925) Net income 13,115,048 26,536,846 22,999,391 Weighted average of the number of outstanding shares 12a 9,740,145,947 9,718,162,444 Net income per share – R$ 2.72 2 .37 Book value per share - R$ (outstanding at 12/31) 13.57 13.56 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 3.3

ITAÚ UNIBANCO HOLDING S.A. Prudential Statement of Changes in Stockholders’ Equity (Note 12) (In thousands of Reais) Asset Capital Revenue valuation Retained (Treasury Capital Total reserves reserves adjustment earnings shares) (Note 12e) Balance at 07/01/2019 97,148,000 1 ,713,439 29,865,692 (1,615,103) - (1,324,969) 1 25,787,059 Result of delivery of treasure shares - 2,409 - - - 50,873 5 3,282 Recognition of stock-based payment plans - 2 63,173 - - - - 263,173 Unclaimed dividends and Interest on Capital - - - - 1 2,025 - 1 2,025 Asset valuation adjustments: Change in adjustment to market value - - - 78,111 - - 78,111 Remeasurements in liabilities of post-employment benefits - - - (274,268) - - (2 74,268) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (209,609) - - (2 09,609) Other - - 28 - - - 28 Net income - - - - 13,115,048 - 1 3,115,048 Appropriations: Legal reserve - - 6 55,752 - (655,752) - - Statutory reserves - - 1 ,416,913 - (1,416,913) - - Dividends and interest on capital - - 4,475,373 - (11,054,408) - (6,579,035) Balance at 12/31/2019 97,148,000 1 ,979,021 36,413,758 (2 ,020,869) - (1,274,096) 1 32,245,814 Changes in the period - 2 65,582 6,548,066 (405,766) - 5 0,873 6,458,755 Balance at 01/01/2018 9 7,148,000 1 ,733,611 34,494,495 (2,227,851) - (2,742,767) 128,405,488 Purchase of treasury shares - - - - - (510,308) (5 10,308) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018 - - (5 34,421) - - 5 34,421 - Result of delivery of treasure shares - 4 21,740 - - - 898,964 1,320,704 Recognition of stock-based payment plans - (232,295) - - - - (2 32,295) Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share - - (13,672,862) - - - (1 3,672,862) Unclaimed dividends - - - - 4 ,491 - 4 ,491 Asset valuation adjustments: Change in adjustment to market value - - - 3 9,673 - - 39,673 Remeasurements in liabilities of post-employment benefits - - - (165,788) - - (1 65,788) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (164,544) - - (1 64,544) Net income - - - - 22,999,391 - 2 2,999,391 Appropriations: Legal reserve - - 1 ,149,969 - (1,149,969) - - Statutory reserves - - 1,005,794 - (1,005,794) - - Dividends and interest on capital - - 14,678,770 - (20,848,119) - (6 ,169,349) Balance at 12/31/2018 9 7,148,000 1,923,056 37,121,745 (2,518,510) - (1,819,690) 131,854,601 Changes in the period - 1 89,445 2 ,627,250 (290,659) - 9 23,077 3 ,449,113 Balance at 01/01/2019 97,148,000 1 ,923,056 37,121,745 (2,518,510) - (1,819,690) 131,854,601 Result of delivery of treasure shares - 3 51,478 - - - 5 45,594 897,072 Recognition of stock-based payment plans - (295,513) - - - - (2 95,513) Payment of interest on capital on 03/07/2019 – declared after 12/31/2018 - R$ 1.8001 per share - - (17,500,313) - - - (17,500,313) Unclaimed dividends and Interest on Capital - - - - 4 1,873 - 41,873 Asset valuation adjustments: Change in adjustment to market value - - - 1 ,264,748 - - 1,264,748 Remeasurements in liabilities of post-employment benefits - - - (337,961) - - (3 37,961) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (429,146) - - (4 29,146) Other - - 28 - - - 28 Net income - - - - 26,536,846 - 2 6,536,846 Appropriations: Legal reserve - - 1 ,326,842 - (1,326,842) - - Statutory reserves - - 5,654,678 - (5,654,678) - - Dividends - - 9,810,778 - (19,597,199) - (9,786,421) Balance at 12/31/2019 97,148,000 1,979,021 3 6,413,758 (2,020,869) - (1,274,096) 1 32,245,814 Changes in the period - 5 5,965 (7 07,987) 4 97,641 - 5 45,594 391,213 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 3.4 ITAÚ UNIBANCO HOLDING S.A. Prudential Statement of Changes in Stockholders’ Equity (Note 12) (In thousands of Reais) Asset Capital Revenue valuation Retained (Treasury Capital Total reserves reserves adjustment earnings shares) (Note 12e) Balance at 07/01/2019 97,148,000 1 ,713,439 29,865,692 (1,615,103) - (1,324,969) 1 25,787,059 Result of delivery of treasure shares - 2,409 - - - 50,873 5 3,282 Recognition of stock-based payment plans - 2 63,173 - - - - 263,173 Unclaimed dividends and Interest on Capital - - - - 1 2,025 - 1 2,025 Asset valuation adjustments: Change in adjustment to market value - - - 78,111 - - 78,111 Remeasurements in liabilities of post-employment benefits - - - (274,268) - - (2 74,268) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (209,609) - - (2 09,609) Other - - 28 - - - 28 Net income - - - - 13,115,048 - 1 3,115,048 Appropriations: Legal reserve - - 6 55,752 - (655,752) - - Statutory reserves - - 1 ,416,913 - (1,416,913) - - Dividends and interest on capital - - 4,475,373 - (11,054,408) - (6,579,035) Balance at 12/31/2019 97,148,000 1 ,979,021 36,413,758 (2 ,020,869) - (1,274,096) 1 32,245,814 Changes in the period - 2 65,582 6,548,066 (405,766) - 5 0,873 6,458,755 Balance at 01/01/2018 9 7,148,000 1 ,733,611 34,494,495 (2,227,851) - (2,742,767) 128,405,488 Purchase of treasury shares - - - - - (510,308) (5 10,308) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018 - - (5 34,421) - - 5 34,421 - Result of delivery of treasure shares - 4 21,740 - - - 898,964 1,320,704 Recognition of stock-based payment plans - (232,295) - - - - (2 32,295) Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share - - (13,672,862) - - - (1 3,672,862) Unclaimed dividends - - - - 4 ,491 - 4 ,491 Asset valuation adjustments: Change in adjustment to market value - - - 3 9,673 - - 39,673 Remeasurements in liabilities of post-employment benefits - - - (165,788) - - (1 65,788) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (164,544) - - (1 64,544) Net income - - - - 22,999,391 - 2 2,999,391 Appropriations: Legal reserve - - 1 ,149,969 - (1,149,969) - - Statutory reserves - - 1,005,794 - (1,005,794) - - Dividends and interest on capital - - 14,678,770 - (20,848,119) - (6 ,169,349) Balance at 12/31/2018 9 7,148,000 1,923,056 37,121,745 (2,518,510) - (1,819,690) 131,854,601 Changes in the period - 1 89,445 2 ,627,250 (290,659) - 9 23,077 3 ,449,113 Balance at 01/01/2019 97,148,000 1 ,923,056 37,121,745 (2,518,510) - (1,819,690) 131,854,601 Result of delivery of treasure shares - 3 51,478 - - - 5 45,594 897,072 Recognition of stock-based payment plans - (295,513) - - - - (2 95,513) Payment of interest on capital on 03/07/2019 – declared after 12/31/2018 - R$ 1.8001 per share - - (17,500,313) - - - (17,500,313) Unclaimed dividends and Interest on Capital - - - - 4 1,873 - 41,873 Asset valuation adjustments: Change in adjustment to market value - - - 1 ,264,748 - - 1,264,748 Remeasurements in liabilities of post-employment benefits - - - (337,961) - - (3 37,961) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (429,146) - - (4 29,146) Other - - 28 - - - 28 Net income - - - - 26,536,846 - 2 6,536,846 Appropriations: Legal reserve - - 1 ,326,842 - (1,326,842) - - Statutory reserves - - 5,654,678 - (5,654,678) - - Dividends - - 9,810,778 - (19,597,199) - (9,786,421) Balance at 12/31/2019 97,148,000 1,979,021 3 6,413,758 (2,020,869) - (1,274,096) 1 32,245,814 Changes in the period - 5 5,965 (7 07,987) 4 97,641 - 5 45,594 391,213 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 3.4

ITAÚ UNIBANCO HOLDING S.A.
Prudential Consolidated Statement of Cash Flows
(In thousands of Reais)

	Note	2nd Half of 2019	01/01 to 12/31/2019	01/01 to 12/31/2018
Adjusted net income		**22,101,304**	**46,263,788**	**73,284,085**
Net income		13,115,048	26,536,846	22,999,391
Adjustments to net income:		8,986,256	19,726,942	50,284,694
Share-based payment		263,173	(140,930)	(97,705)
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)		(164,221)	1,600,712	623,893
Effects of changes in exchange rates on cash and cash equivalents		(1,261,714)	(54,116)	26,884,590
Allowance for loan losses	6c	15,400,078	23,907,263	14,501,245
Interest and foreign exchange income related to operations with subordinated debt		3,286,672	4,433,462	8,758,417
Depreciation and amortization		2,194,783	4,383,839	6,146,713
Interest expense from provision for contingent and legal liabilities	8b	1,317,167	1,772,681	972,749
Provision for contingent and legal liabilities	8b	4,238,905	5,190,215	2,485,204
Interest income from escrow deposits		(254,292)	(490,903)	(170,853)
Deferred taxes (excluding hedge tax effects)		(5,018,945)	(3,455,301)	9,688,293
Equity in earnings of affiliates, joint venture and other investments		(4,626,919)	(6,241,158)	(6,563,138)
Income from foreign exchange income related to available-for-sale securities		(4,896,740)	(8,358,725)	(11,833,918)
Income from foreign exchange income related to held-to-maturity securities		(1,932,789)	(2,681,612)	(3,806,243)
Income from sale of available-for-sale financial assets		(387,799)	(1,026,874)	(198,821)
Income from sale of investments, assets held for sale and fixed assets		(23,867)	27,298	(18,931)
(Reversal) Impairment loss of fixed assets and intangible assets		309	309	-
Non-controlling interests	12f	(21,669)	211,112	283,925
Other		874,124	649,670	2,629,274
Change in assets and liabilities		**28,339,303**	**2,409,204**	**(10,304,153)**
(Increase) / Decrease in assets		**(814,336)**	**(20,724,254)**	**(91,985,702)**
Interbank investments		59,990,416	57,874,857	(38,976,300)
Securities and derivative financial instruments (assets / liabilities)		(6,079,862)	6,490,462	6,035,099
Compulsory deposits with the Central Bank of Brazil		603,316	2,900,125	4,688,699
Interbank and interbranch accounts (assets/liabilities)		(2,424,332)	1,694,047	3,062,981
Loan, lease and other credit operations		(39,561,622)	(69,851,408)	(56,279,114)
Other receivables and other assets		(13,342,252)	(19,832,337)	(10,517,067)
(Decrease) / Increase in liabilities		**29,153,639**	**23,133,458**	**81,681,549**
Deposits		46,529,684	47,040,926	65,782,015
Deposits received under securities repurchase agreements		(46,694,061)	(73,375,584)	17,824,524
Funds for issuance of securities		18,232,314	32,002,578	3,984,898
Borrowing and onlending		3,604,261	8,445,280	4,506,145
Other liabilities		9,490,540	13,916,151	(8,502,133)
Deferred income		70,155	75,044	261,796
Payment of income tax and social contribution		(2,079,255)	(4,970,937)	(2,175,696)
Net cash Provided by / (Used in) operating activities		**50,440,606**	**48,672,991**	**62,979,932**
Dividends / Interest on capital received from associates and joint ventures		405,538	756,384	607,381
Funds received from sale of available-for-sale securities		(811,682)	9,817,258	12,505,552
Funds received from redemption of held-to-maturity securities		4,682,499	7,730,373	14,650,234
(Purchase) / Disposal of Assets held for sale		375,428	529,528	283,611
Disposal of investments		31,554	112,089	291,083
Sale of fixed assets		98,408	158,044	102,399
Termination of intangible asset agreements		9,051	64,122	41,736
(Purchase) of available-for-sale securities		(40,545,864)	(58,889,045)	(7,701,471)
(Purchase) of held-to-maturity securities		(127,606)	(200,886)	(2,463,399)
(Purchase) of investments		(406,813)	(408,521)	(6,466,942)
(Purchase) of fixed assets	11a	(822,294)	(1,574,988)	(1,441,961)
(Purchase) of intangible assets	11b	(2,038,267)	(3,233,259)	(1,371,033)
Net cash Provided by / (Used in) investing activities		**(39,150,048)**	**(45,138,901)**	**9,037,190**
Subordinated debt obligations raisings		5,498,200	8,548,200	2,906,100
Subordinated debt obligations redemptions		(1,290,995)	(2,832,621)	(15,047,668)
Change in non-controlling interests		(1,242,251)	(1,128,113)	188,976
Income from delivery of treasury shares		53,282	742,489	1,186,114
Purchase of treasury shares	12a	-	-	(510,308)
Dividends and interest on capital paid to non-controlling interests		(53,967)	(248,863)	(139,222)
Dividends and interest on capital paid		(8,544,494)	(25,915,049)	(20,092,750)
Net cash Provided by / (Used in) financing activities		**(5,580,225)**	**(20,833,957)**	**(31,508,758)**
Net Increase / (Decrease) in cash and cash equivalents		**5,710,333**	**(17,299,867)**	**40,508,364**
Cash and cash equivalents at the beginning of the period		57,876,047	82,093,845	68,470,071
Effects of changes in exchange rates on cash and cash equivalents		1,261,714	54,116	(26,884,590)
Cash and cash equivalents at the end of the period	3a	64,848,094	64,848,094	82,093,845
Cash			30,226,158	37,087,047
Interbank deposits			7,612,036	3,294,168
Securities purchased under agreements to resell - Collateral held			27,009,900	41,712,630

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 3.5

ITAÚ UNIBANCO HOLDING S.A. Notes to the Prudential Consolidated Financial Statements Period from 01/01 to 12/31 of 2019 and 2018 (In thousands of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of the our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.1 ITAÚ UNIBANCO HOLDING S.A. Notes to the Prudential Consolidated Financial Statements Period from 01/01 to 12/31 of 2019 and 2018 (In thousands of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of the our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.1

Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with CMN Resolution No. 4,280 of October 31, 2013 and BACEN Circular No. 3,701 of March 13, 2014, and they fit for the specific purposes of this resolution. The definitions and criteria for the valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan for National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made to ensure that the valuation and recognition of assets, liabilities, income and expenses could properly reflected the required regulation. Information in the financial statements and respective notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. As required by the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as held for trading (Note 3c) are shown in the Prudential Consolidated Balance Sheet under Current Assets, regardless of their maturity dates. Leases are shown at present value in the Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. ITAÚ UNIBANCO HOLDING PRUDENTIAL prepares its Consolidated Financial Statements, which are available on its Investor Relations website (www.itau.com.br/investor-relations). b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, over which it has direct or indirect control, st except for the insurance group which is not governed by item 6, article 1 of Brazilian Securities Exchange Commission (CVM), Resolution No. 4,280, of October 31, 2013. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. Controlled entities are all those in which ITAÚ UNIBANCO HOLDING PRUDENTIAL involvement exposes it or entitles it to variable returns which it has the power to influence. The existence of control is assessed continuously. Controlled entities are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.2 Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with CMN Resolution No. 4,280 of October 31, 2013 and BACEN Circular No. 3,701 of March 13, 2014, and they fit for the specific purposes of this resolution. The definitions and criteria for the valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan for National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made to ensure that the valuation and recognition of assets, liabilities, income and expenses could properly reflected the required regulation. Information in the financial statements and respective notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. As required by the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as held for trading (Note 3c) are shown in the Prudential Consolidated Balance Sheet under Current Assets, regardless of their maturity dates. Leases are shown at present value in the Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. ITAÚ UNIBANCO HOLDING PRUDENTIAL prepares its Consolidated Financial Statements, which are available on its Investor Relations website (www.itau.com.br/investor-relations). b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, over which it has direct or indirect control, st except for the insurance group which is not governed by item 6, article 1 of Brazilian Securities Exchange Commission (CVM), Resolution No. 4,280, of October 31, 2013. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. Controlled entities are all those in which ITAÚ UNIBANCO HOLDING PRUDENTIAL involvement exposes it or entitles it to variable returns which it has the power to influence. The existence of control is assessed continuously. Controlled entities are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.2

The Consolidated Financial Statements cover ITAÚ UNIBANCO HOLDING PRUDENTIAL and its direct and indirect subsidiaries. We present below the main subsidiaries which together represent over 95% of total consolidated assets:

		Functional currency [1]	Country of Incorporation	Activity	% Interest in voting capital at		% Interest in total capital at	
					12/31/2019	12/31/2018	12/31/2019	12/31/2018
In Brazil								
Banco Itaú BBA S.A.		Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.		Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.		Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.		Real	Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign								
Itaú Corpbanca Colombia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial Institution	33.22%	25.28%	33.22%	25.28%
Banco Itaú (Suisse) SA		Swiss Franc	Switzerland	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentine Peso	Argentina	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan Peso	Uruguay	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [2]	(Note 2c)	Chilean Peso	Chile	Financial Institution	38.14%	38.14%	38.14%	38.14%

(1) All foreign branches and subsidiaries of ITAU UNIBANCO HOLDING PRUDENTIAL have functional currency as the parent company, except for CorpBanca New York Branch, which functional currency is the US Dollar.

(2) ITAÚ UNIBANCO HOLDING PRUDENTIAL controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.3

c) Business development Acquisition of minority interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), increased its ownership interest in Pravaler S.A. (PRAVALER), reaching 47.8% of total capital social (corresponding to 71.3% of preferred shares and 37.9% of common shares) for the amount of R$ 330.9 million. PRAVALER, with head offices in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER will be classified as an affiliate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda. On October 31, 2019, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 51% of ZUP’s total voting capital for approximately R$ 293 million, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING CONSOLIDATED will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. The effective acquisitions and financial settlements will occur after the required regulatory approvals. Acquisition of minority interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019. After the obtainment of regulatory and government authorizations required. Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 million then holding 38.14%. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.4 c) Business development Acquisition of minority interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), increased its ownership interest in Pravaler S.A. (PRAVALER), reaching 47.8% of total capital social (corresponding to 71.3% of preferred shares and 37.9% of common shares) for the amount of R$ 330.9 million. PRAVALER, with head offices in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER will be classified as an affiliate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda. On October 31, 2019, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 51% of ZUP’s total voting capital for approximately R$ 293 million, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING CONSOLIDATED will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. The effective acquisitions and financial settlements will occur after the required regulatory approvals. Acquisition of minority interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019. After the obtainment of regulatory and government authorizations required. Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 million then holding 38.14%. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.4

Acquisition of minority interest in XP Inc. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 million and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700 million, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 million (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. On November 29, 2019, there was a corporate reorganization of XP HOLDING, in which its shareholders subscribed their respective shares of XP Inc. (“XP INC”), and the same percentages were kept in total capital. After the initial public offering (IPO), held on December 11, 2019, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ x,xxx gain in the primary subscription. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.5 Acquisition of minority interest in XP Inc. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 million and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700 million, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 million (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. On November 29, 2019, there was a corporate reorganization of XP HOLDING, in which its shareholders subscribed their respective shares of XP Inc. (“XP INC”), and the same percentages were kept in total capital. After the initial public offering (IPO), held on December 11, 2019, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ x,xxx gain in the primary subscription. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.5

Note 3 – Summary of significant accounting polices a) Cash and cash equivalents - Defined as cash and current accounts in banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Money Market (Collateral held) with original maturities not exceeding 90 days. b) Interbank investments, Remunerated restricted Credits held at the Brazilian Central Bank (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular nº. 3,068, of November 8, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded. They are marked to market, with a counter-entry to the results for the period; · Available-for-sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are marked to market, with a counter-entry to a specific account in stockholders’ equity; · Held-to-maturity securities – Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, but are not marked to market. Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific account in stockholders’ equity account. Decreases in the market value of available-for-sale and held-to-maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. d) Derivative financial instruments - These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in market value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are booked at market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.6 Note 3 – Summary of significant accounting polices a) Cash and cash equivalents - Defined as cash and current accounts in banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Money Market (Collateral held) with original maturities not exceeding 90 days. b) Interbank investments, Remunerated restricted Credits held at the Brazilian Central Bank (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular nº. 3,068, of November 8, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded. They are marked to market, with a counter-entry to the results for the period; · Available-for-sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are marked to market, with a counter-entry to a specific account in stockholders’ equity; · Held-to-maturity securities – Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, but are not marked to market. Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific account in stockholders’ equity account. Decreases in the market value of available-for-sale and held-to-maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. d) Derivative financial instruments - These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in market value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are booked at market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.6

· Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears in the financial companies, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Provision for loan losses - The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which include the following: · Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default; · Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. The criteria for setting up a provision for Financial Guarantees issued are based on the Expected Loss model. g) Other assets - They are comprised of Assets Held for Sale, relating to real estate vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to market value by setting up a provision in accordance with current regulations and prepaid expenses, corresponding to disbursements which will produce benefits in future years. h) Investments - Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies over which ITAÚ UNIBANCO HOLDING PRUDENTIAL has significant influence, but which it does not control. · Joint Ventures: ITAÚ UNIBANCO HOLDING PRUDENTIAL has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. i) Fixed assets - Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 11a. Residual values and useful lives of assets are reviewed and adjusted, if necessary, at the end of each year. ITAÚ UNIBANCO HOLDING PRUDENTIAL values its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less selling costs and its value in use. For valuation purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). Valuation may be made at individual asset level when the fair value less selling costs can be reliably determined. j) Goodwill – Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash generating units (CGU) and the estimate of its fair value less selling costs and/or its value in use. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.7 · Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears in the financial companies, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Provision for loan losses - The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which include the following: · Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default; · Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. The criteria for setting up a provision for Financial Guarantees issued are based on the Expected Loss model. g) Other assets - They are comprised of Assets Held for Sale, relating to real estate vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to market value by setting up a provision in accordance with current regulations and prepaid expenses, corresponding to disbursements which will produce benefits in future years. h) Investments - Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies over which ITAÚ UNIBANCO HOLDING PRUDENTIAL has significant influence, but which it does not control. · Joint Ventures: ITAÚ UNIBANCO HOLDING PRUDENTIAL has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. i) Fixed assets - Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 11a. Residual values and useful lives of assets are reviewed and adjusted, if necessary, at the end of each year. ITAÚ UNIBANCO HOLDING PRUDENTIAL values its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less selling costs and its value in use. For valuation purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). Valuation may be made at individual asset level when the fair value less selling costs can be reliably determined. j) Goodwill – Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash generating units (CGU) and the estimate of its fair value less selling costs and/or its value in use. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.7

To determine this estimate, ITAÚ UNIBANCO HOLDING PRUDENTIAL adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The units or cash flow generating units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing the recoverable amount. The breakdown of intangible assets is described in Note 11 II. k) Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of-use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. Intangible assets with definite useful lives are amortized under the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a half-yearly basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in an interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Contingent Assets and Liabilities and Legal Obligations, Tax and Social Security Proceedings – these are potential rights and obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount, and the criteria are detailed in Note 8. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Other Liabilities; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING PRUDENTIAL considers that realization is practically certain. In general they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. The amount of escrow deposits is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal obligations, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. n) Provision for Financial Guarantees Issued – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. o) Income tax and social contribution – There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the period in question. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.8 To determine this estimate, ITAÚ UNIBANCO HOLDING PRUDENTIAL adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The units or cash flow generating units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing the recoverable amount. The breakdown of intangible assets is described in Note 11 II. k) Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of-use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. Intangible assets with definite useful lives are amortized under the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a half-yearly basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in an interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Contingent Assets and Liabilities and Legal Obligations, Tax and Social Security Proceedings – these are potential rights and obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount, and the criteria are detailed in Note 8. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Other Liabilities; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING PRUDENTIAL considers that realization is practically certain. In general they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. The amount of escrow deposits is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal obligations, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. n) Provision for Financial Guarantees Issued – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. o) Income tax and social contribution – There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the period in question. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.8

Deferred income tax and social contribution represented by deferred tax assets and liabilities is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available-for-sale financial assets to market, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 10. p) Deferred income – this refers to: (i) interest received in advance on which there is no prospect of demand for payment and which depends only on the passage of time to be appropriated to effective income, and (ii) the negative goodwill on acquisition of investments, which has not been absorbed in the consolidation process. q) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING PRUDENTIAL, through pension plan funds, are recognized as expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in stockholders’ equity in Equity valuation adjustment in the period in which they occur. r) Foreign currency translation I - Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in an associates, ITAÚ UNIBANCO HOLDING PRUDENTIAL defines the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges, which are recognized in Stockholders' Equity. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.9 Deferred income tax and social contribution represented by deferred tax assets and liabilities is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available-for-sale financial assets to market, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 10. p) Deferred income – this refers to: (i) interest received in advance on which there is no prospect of demand for payment and which depends only on the passage of time to be appropriated to effective income, and (ii) the negative goodwill on acquisition of investments, which has not been absorbed in the consolidation process. q) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING PRUDENTIAL, through pension plan funds, are recognized as expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in stockholders’ equity in Equity valuation adjustment in the period in which they occur. r) Foreign currency translation I - Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in an associates, ITAÚ UNIBANCO HOLDING PRUDENTIAL defines the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges, which are recognized in Stockholders' Equity. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.9

Note 4 - Interbank investments

	12/31/2019						12/31/2018	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Securities purchased under agreements to resell	**20,694,954**	**175,646,753**	**-**	**162,312**	**196,504,019**	**85.0**	**272,924,200**	**91.2**
Collateral held [(1)]	2,839,536	32,122,592	-	162,312	35,124,440	15.2	47,532,429	15.9
Collateral repledge	13,665,181	128,469,277	-	-	142,134,458	61.5	179,253,972	59.9
Assets received as collateral with right to sell or repledge	5,145,170	1,500,444	-	-	6,645,614	2.9	30,033,603	10.0
Assets received as collateral without right to sell or repledge	8,520,011	126,968,833	-	-	135,488,844	58.6	149,220,369	49.9
Short position	4,190,237	15,054,884	-	-	19,245,121	8.3	46,137,799	15.4
Interbank deposits	**23,334,257**	**4,445,521**	**3,289,450**	**3,506,179**	**34,575,407**	**15.0**	**26,414,945**	**8.8**
Total [(2)]	**44,029,211**	**180,092,274**	**3,289,450**	**3,668,491**	**231,079,426**	**100.0**	**299,339,145**	**100.0**
% per maturity term	19.1	77.9	1.4	1.6	100.0			
Total at 12/31/2018	**76,947,501**	**219,866,629**	**1,733,666**	**791,349**	**299,339,145**			
% per maturity term	25.7	73.4	0.6	0.3	100.0			

(1) Includes R$ 8,543,632 (R$ 5,119,614 at 12/31/2018) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank (BACEN);

(2) Includes a securities valuation allowance in the amount of R$ (6,018) (R$ (4,855) at 12/31/2018).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.10

Note 5 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	12/31/2019											12/31/2018
	Cost	Adjustment to market value		Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
		Results	Stockholders' equity									
Government securities - Brazil	**152,888,128**	**1,171,976**	**1,964,846**	**156,024,950**	**48.6**	**7,890,260**	**1,304,300**	**1,529,139**	**11,923,023**	**27,669,252**	**105,708,976**	**141,076,553**
Financial treasury bills	30,135,459	1,712	-	30,137,171	9.3	-	1,142,465	-	162,662	7,801,979	21,030,065	24,242,476
National treasury bills	40,318,546	32,712	(1,613)	40,349,645	12.6	7,856,376	-	1,426,682	8,290,161	9,357,891	13,418,535	30,488,606
National treasury notes	48,679,650	1,054,900	1,249,567	50,984,117	15.9	9,621	151,368	44,515	2,537,821	4,735,614	43,505,178	51,269,560
National treasury/securitization	153,639	(229)	38,418	191,828	0.1	-	15	-	69	63	191,681	203,138
Brazilian external debt bonds	33,600,834	82,881	678,474	34,362,189	10.7	24,263	10,452	57,942	932,310	5,773,705	27,563,517	34,872,773
Government securities - abroad	**39,069,684**	**(20,289)**	**(274,698)**	**38,774,697**	**12.1**	**1,271,102**	**3,326,569**	**5,497,850**	**8,094,880**	**12,260,270**	**8,324,026**	**27,032,538**
Germany	22,782	-	15	22,797	0.0	-	-	-	22,797	-	-	22,469
Argentina	341,185	(31,434)	-	309,751	0.1	164,279	30,483	43,885	55,685	1,330	14,089	1,120,157
Chile	11,953,393	1,192	91,985	12,046,570	3.7	30,040	38,710	1,104,967	641,286	4,599,561	5,632,006	7,801,360
Colombia	4,584,373	10,155	26,703	4,621,231	1.4	37,212	267,957	478,345	368,114	1,174,598	2,295,005	6,068,643
Korea	3,427,065	-	-	3,427,065	1.1	-	-	765,071	1,722,280	939,714	-	1,384,861
Spain	4,983,540	-	-	4,983,540	1.6	-	212,280	-	1,519,752	3,251,508	-	2,411,100
United States	2,979,955	101	(2,107)	2,977,949	0.9	-	858,880	604,667	342,420	1,171,982	-	2,754,692
France	-	-	-	-	0.0	-	-	-	-	-	-	890,807
Italy	327,520	-	1,420	328,940	0.1	-	-	-	-	328,940	-	115,262
Mexico	7,820,745	11	(211,642)	7,609,114	2.4	994,943	1,705,464	2,312,060	2,539,147	-	57,500	2,303,834
Paraguay	1,959,651	111	(176,569)	1,783,193	0.6	11,705	111,251	185,414	791,266	500,278	183,279	1,530,925
Peru	8,203	486	-	8,689	0.0	-	-	-	-	-	8,689	-
Uruguay	660,979	(911)	(4,495)	655,573	0.2	32,923	101,544	3,404	92,133	292,359	133,210	624,666
Other	293	-	(8)	285	0.0	-	-	37	-	-	248	3,762
Corporate securities	**84,130,448**	**(588,473)**	**51,328**	**83,593,303**	**26.3**	**11,641,703**	**1,022,385**	**7,996,125**	**5,022,405**	**6,542,887**	**51,367,798**	**61,434,067**
Shares	6,467,034	(584,701)	89,079	5,971,412	1.9	5,971,412	-	-	-	-	-	5,050,180
Rural product note	5,378,485	-	41,663	5,420,148	1.7	93,904	278,983	467,362	776,836	361,464	3,441,599	4,194,997
Bank deposit certificates	2,464,797	(22)	132	2,464,907	0.8	1,292,397	160,765	797,019	158,566	56,160	-	1,166,735
Securitized real estate loans	7,259,824	(14,654)	46,321	7,291,491	2.3	-	-	5,328	28,375	379,101	6,878,687	11,085,926
Fund quotas	3,773,923	7,835	-	3,781,758	1.2	3,781,758	-	-	-	-	-	3,098,609
Credit rights	2,764,450	-	-	2,764,450	0.9	2,764,450	-	-	-	-	-	224,586
Fixed income	715,851	(17)	-	715,834	0.2	715,834	-	-	-	-	-	823,974
Variable income	293,622	7,852	-	301,474	0.1	301,474	-	-	-	-	-	2,050,049
Debentures	46,505,245	7,696	(177,232)	46,335,709	14.5	3,692	52,029	5,606,271	996,631	3,590,499	36,086,587	27,327,677
Eurobonds and others	5,544,621	(5,799)	49,249	5,588,071	1.7	415,383	388,842	407,001	461,466	1,100,076	2,815,303	6,710,133
Financial bills	529,165	(604)	(2,545)	526,016	0.2	7,492	81,358	50,767	80,869	305,530	-	294,451
Promissory notes	5,001,020	-	(7,248)	4,993,772	1.6	30,978	19,799	578,759	2,515,418	743,685	1,105,133	1,069,629
Other	1,206,334	1,776	11,909	1,220,019	0.4	44,687	40,609	83,618	4,244	6,372	1,040,489	1,435,730
Subtotal - securities	**276,088,260**	**563,214**	**1,741,476**	**278,392,950**	**87.0**	**20,803,065**	**5,653,254**	**15,023,114**	**25,040,308**	**46,472,409**	**165,400,800**	**229,543,158**
Trading securities	92,431,538	563,214	-	92,994,752	29.1	14,454,868	1,457,099	1,713,880	7,054,186	14,844,148	53,470,571	99,058,524
Available-for-sale securities	152,696,878	-	1,741,476	154,438,354	48.2	6,266,298	4,155,546	13,088,037	13,589,536	26,996,153	90,342,784	94,785,609
Held-to-maturity securities (*)	30,959,844	-	-	30,959,844	9.7	81,899	40,609	221,197	4,396,586	4,632,108	21,587,445	35,699,025
Derivative financial instruments	**19,708,013**	**21,930,020**	**-**	**41,638,033**	**13.0**	**6,923,584**	**5,570,962**	**2,181,705**	**3,049,422**	**5,361,444**	**18,550,916**	**23,461,364**
Total securities and derivative financial instruments (assets)	**295,796,273**	**22,493,234**	**1,741,476**	**320,030,983**	**100.0**	**27,726,649**	**11,224,216**	**17,204,819**	**28,089,730**	**51,833,853**	**183,951,716**	**253,004,522**
Derivative financial instruments (liabilities)	**(24,859,693)**	**(22,937,944)**	**-**	**(47,797,637)**	**100.0**	**(6,603,125)**	**(7,156,738)**	**(1,940,367)**	**(3,098,271)**	**(9,463,002)**	**(19,536,134)**	**(27,484,865)**

(*) Unrecorded adjustment to market value in the amount of R$ 1,791,044 (R$ 264,761) at 12/31/2018) according to Note 5e.

During the period ended December 31, 2019, ITAÚ UNIBANCO HOLDING PRUDENTIAL recognized R$ (574,580) of impairment losses of Available-for-Sales Financial Assets (R$ (1,216,210) distributed, R$ (946,741) and R$ (269,469) of Available-for-Sales Financial Assets and Held-to-Maturity Financial Assets, respectively, at December 31, 2018). Transactions with Securities and Derivative Financial Instruments totaled R$ 513,003 (R$ 314,910 at December 31, 2018).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.11

b) Summary by portfolio

	12/31/2019						
		Restricted to					
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Total
Government securities - Brazil	**79,267,974**	**51,817,236**	**19,626,609**	**1,150,425**	**4,162,706**	**-**	**156,024,950**
Financial treasury bills	21,017,224	7,584,068	414,904	591,457	529,518	-	30,137,171
National treasury bills	8,680,048	29,918,366	1,732,624	18,607	-	-	40,349,645
National treasury notes	30,653,194	14,314,802	2,030,017	352,916	3,633,188	-	50,984,117
National treasury / securitization	191,828	-	-	-	-	-	191,828
Brazilian external debt bonds	18,725,680	-	15,449,064	187,445	-	-	34,362,189
Government securities - abroad	**32,200,981**	**329,324**	**590,137**	**5,654,255**	**-**	**-**	**38,774,697**
Germany	22,797	-	-	-	-	-	22,797
Argentina	254,388	2,391	-	52,972	-	-	309,751
Chile	11,671,018	326,933	-	48,619	-	-	12,046,570
Colombia	4,153,020	-	324,809	143,402	-	-	4,621,231
Korea	1,880,713	-	-	1,546,352	-	-	3,427,065
Spain	2,625,584	-	-	2,357,956	-	-	4,983,540
United States	2,602,616	-	-	375,333	-	-	2,977,949
Italy	328,940	-	-	-	-	-	328,940
Mexico	6,493,888	-	-	1,115,226	-	-	7,609,114
Paraguay	1,771,488	-	-	11,705	-	-	1,783,193
Peru	8,689	-	-	-	-	-	8,689
Uruguay	387,555	-	265,328	2,690	-	-	655,573
Other	285	-	-	-	-	-	285
Corporate securities	**62,208,244**	**17,561,091**	**-**	**3,823,968**	**-**	**-**	**83,593,303**
Shares	5,968,256	-	-	3,156	-	-	5,971,412
Rural product note	5,420,148	-	-	-	-	-	5,420,148
Bank deposit certificates	2,464,371	-	-	536	-	-	2,464,907
Real estate receivables certificates	7,291,491	-	-	-	-	-	7,291,491
Fund quotas	3,712,955	-	-	68,803	-	-	3,781,758
Credit rights	2,764,450	-	-	-	-	-	2,764,450
Fixed income	647,031	-	-	68,803	-	-	715,834
Variable income	301,474	-	-	-	-	-	301,474
Debentures	25,045,077	17,561,091	-	3,729,541	-	-	46,335,709
Eurobonds and other	5,566,139	-	-	21,932	-	-	5,588,071
Financial bills	526,016	-	-	-	-	-	526,016
Promissory notes	4,993,772	-	-	-	-	-	4,993,772
Other	1,220,019	-	-	-	-	-	1,220,019
Subtotal - securities	**173,677,199**	**69,707,651**	**20,216,746**	**10,628,648**	**4,162,706**	**-**	**278,392,950**
Trading securities	53,111,096	32,877,748	1,979,824	1,452,986	3,573,098	-	92,994,752
Available-for-sale securities	99,010,038	36,829,903	8,833,143	9,175,662	589,608	-	154,438,354
Held-to-maturity securities	21,556,065	-	9,403,779	-	-	-	30,959,844
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**41,638,033**	**41,638,033**
Total securities and derivative financial instruments (assets)	**173,677,199**	**69,707,651**	**20,216,746**	**10,628,648**	**4,162,706**	**41,638,033**	**320,030,983**
Total securities and derivative financial instruments (assets) – 12/31/2018	**120,857,989**	**60,899,561**	**36,624,944**	**7,689,482**	**3,471,182**	**23,461,364**	**253,004,522**

(*) Represent securities deposited with Contingent Liabilities (Note 8e), Stock Exchanges and the Clearing Houses.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.12

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	12/31/2019										12/31/2018
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - Brazil	**79,579,911**	**1,171,976**	**80,751,887**	**86.9**	**7,080,906**	**1,072,137**	**1,441,812**	**6,480,043**	**14,376,488**	**50,300,501**	**88,492,904**
Financial treasury bills	29,902,417	1,712	29,904,129	32.2	-	910,302	-	162,662	7,801,100	21,030,065	24,022,562
National treasury bills	17,594,815	32,712	17,627,527	19.0	7,061,517	-	1,397,297	2,990,704	2,769,185	3,408,824	23,796,349
National treasury notes	28,453,797	1,054,900	29,508,697	31.7	9,621	151,368	44,515	2,507,323	3,366,119	23,429,751	37,888,745
National treasury/securitization	422	(229)	193	0.0	-	15	-	69	63	46	413
Brazilian external debt bonds	3,628,460	82,881	3,711,341	4.0	9,768	10,452	-	819,285	440,021	2,431,815	2,784,835
Government securities - abroad	**1,428,325**	**(20,289)**	**1,408,036**	**1.5**	**176,773**	**296,325**	**127,784**	**220,979**	**166,041**	**420,134**	**1,800,694**
Argentina	341,185	(31,434)	309,751	0.3	164,279	30,483	43,885	55,685	1,330	14,089	1,119,929
Chile	380,711	1,192	381,903	0.4	5,898	5,231	38,302	15,875	79,578	237,019	147,783
Colombia	399,144	10,155	409,299	0.4	-	255,767	42,193	4,006	16,719	90,614	207,625
United States	141,319	101	141,420	0.2	-	-	-	141,420	-	-	116,765
Mexico	57,489	11	57,500	0.1	-	-	-	-	-	57,500	119,423
Paraguay	2,169	111	2,280	0.0	-	-	-	-	-	2,280	1,210
Peru	8,203	486	8,689	0.0	-	-	-	-	-	8,689	-
Uruguay	98,094	(911)	97,183	0.1	6,596	4,844	3,404	3,993	68,414	9,932	84,454
Other	11	-	11	0.0	-	-	-	-	-	11	3,505
Corporate securities	**11,423,302**	**(588,473)**	**10,834,829**	**11.6**	**7,197,189**	**88,637**	**144,284**	**353,164**	**301,619**	**2,749,936**	**8,764,926**
Shares	3,879,786	(584,701)	3,295,085	3.5	3,295,085	-	-	-	-	-	3,947,091
Bank deposit certificates	92,338	(22)	92,316	0.1	19,098	7,003	16,438	38,844	10,933	-	113,943
Securitized real estate loans	410,937	(14,654)	396,283	0.4	-	-	-	-	298	395,985	14,052
Fund quotas	3,569,106	7,835	3,576,941	3.8	3,576,941	-	-	-	-	-	2,794,471
Credit rights	2,764,450	-	2,764,450	3.0	2,764,450	-	-	-	-	-	224,586
Fixed income	511,034	(17)	511,017	0.5	511,017	-	-	-	-	-	519,836
Variable income	293,622	7,852	301,474	0.3	301,474	-	-	-	-	-	2,050,049
Debentures	1,089,188	7,696	1,096,884	1.2	690	276	7,158	9,441	47,471	1,031,848	487,546
Eurobonds and other	2,087,503	(5,799)	2,081,704	2.3	297,883	-	67,365	253,078	238,009	1,225,369	1,198,763
Financial bills	187,778	(604)	187,174	0.2	7,492	81,358	50,767	47,557	-	-	149,050
Other	106,666	1,776	108,442	0.1	-	-	2,556	4,244	4,908	96,734	60,010
Total	**92,431,538**	**563,214**	**92,994,752**	**100.0**	**14,454,868**	**1,457,099**	**1,713,880**	**7,054,186**	**14,844,148**	**53,470,571**	**99,058,524**
% per maturity term					15.5	1.6	1.8	7.6	16.0	57.5	
Total – 12/31/2018	**98,068,717**	**989,807**	**99,058,524**	**100.0**	**9,444,941**	**930,135**	**6,395,843**	**2,133,308**	**11,706,831**	**68,447,466**	
% per maturity term					9.5	0.9	6.5	2.2	11.8	69.1	

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.13

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	12/31/2019										12/31/2018
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - Brazil	**48,518,395**	**1,964,846**	**50,483,241**	**32.7**	**809,354**	**232,163**	**87,327**	**1,237,473**	**9,040,923**	**39,076,001**	**27,594,621**
Financial treasury bills	233,042	-	233,042	0.2	-	232,163	-	-	879	-	219,914
National treasury bills	18,518,224	(1,613)	18,516,611	12.0	794,859	-	29,385	1,093,950	6,588,706	10,009,711	2,824,426
National treasury notes	18,195,836	1,249,567	19,445,403	12.6	-	-	-	30,498	1,369,495	18,045,410	11,363,915
National treasury/securitization	153,217	38,418	191,635	0.1	-	-	-	-	-	191,635	202,725
Brazilian external debt bonds	11,418,076	678,474	12,096,550	7.8	14,495	-	57,942	113,025	1,081,843	10,829,245	12,983,641
Government securities - abroad	**37,290,921**	**(274,698)**	**37,016,223**	**24.0**	**1,057,117**	**3,030,244**	**5,235,259**	**7,711,197**	**12,094,229**	**7,888,177**	**24,860,765**
Germany	22,782	15	22,797	0.0	-	-	-	22,797	-	-	22,469
Argentina	-	-	-	0.0	-	-	-	-	-	-	228
Chile	11,572,682	91,985	11,664,667	7.6	24,142	33,479	1,066,665	625,411	4,519,983	5,394,987	7,653,577
Colombia	3,850,543	26,703	3,877,246	2.5	-	12,190	301,382	201,404	1,157,879	2,204,391	5,505,000
Korea	3,427,065	-	3,427,065	2.2	-	-	765,071	1,722,280	939,714	-	1,384,861
Spain	4,983,540	-	4,983,540	3.2	-	212,280	-	1,519,752	3,251,508	-	2,411,100
United States	2,838,636	(2,107)	2,836,529	1.8	-	858,880	604,667	201,000	1,171,982	-	2,637,927
France		-	-	0.0	-	-	-	-	-	-	890,807
Italy	327,520	1,420	328,940	0.2	-	-	-	-	328,940	-	115,262
Mexico	7,763,256	(211,642)	7,551,614	4.9	994,943	1,705,464	2,312,060	2,539,147	-	-	2,184,411
Paraguay	1,957,482	(176,569)	1,780,913	1.2	11,705	111,251	185,414	791,266	500,278	180,999	1,529,715
Uruguay	547,170	(4,495)	542,675	0.4	26,327	96,700	-	88,140	223,945	107,563	525,184
Other	245	(8)	237	0.0	-	-	-	-	-	237	224
Corporate securities	**66,887,562**	**51,328**	**66,938,890**	**43.3**	**4,399,827**	**893,139**	**7,765,451**	**4,640,866**	**5,861,001**	**43,378,606**	**42,330,223**
Shares	2,587,248	89,079	2,676,327	1.7	2,676,327	-	-	-	-	-	1,103,089
Rural product note	5,378,485	41,663	5,420,148	3.5	93,904	278,983	467,362	776,836	361,464	3,441,599	4,194,997
Bank deposit certificate	2,372,459	132	2,372,591	1.5	1,273,299	153,762	780,581	119,722	45,227	-	1,052,792
Securitized real estate loans	1,197,125	46,321	1,243,446	0.8	-	-	-	-	-	1,243,446	1,419,188
Fund quotas - Fixed income	204,817	-	204,817	0.1	204,817	-	-	-	-	-	304,138
Debentures	45,416,057	(177,232)	45,238,825	29.4	3,002	51,753	5,599,113	987,190	3,543,028	35,054,739	26,840,131
Eurobonds and other	3,457,118	49,249	3,506,367	2.3	117,500	388,842	339,636	208,388	862,067	1,589,934	5,509,068
Financial bills	341,387	(2,545)	338,842	0.2	-	-	-	33,312	305,530	-	145,401
Promissory notes	5,001,020	(7,248)	4,993,772	3.2	30,978	19,799	578,759	2,515,418	743,685	1,105,133	1,069,629
Other	931,846	11,909	943,755	0.6	-	-	-	-	-	943,755	691,790
Total	**152,696,878**	**1,741,476**	**154,438,354**	**100.0**	**6,266,298**	**4,155,546**	**13,088,037**	**13,589,536**	**26,996,153**	**90,342,784**	**94,785,609**
% per maturity term					4.1	2.6	8.5	8.8	17.5	58.5	
Total – 12/31/2018	**94,241,464**	**544,145**	**94,785,609**	**100.0**	**3,889,587**	**2,992,952**	**7,728,095**	**8,269,201**	**15,628,038**	**56,277,736**	
% per maturity term					4.1	3.2	8.2	8.7	16.5	59.4	

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.14

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at December 31, 2019, not considered in results, is an impairment loss of R$ 233,172 (R$ 357,221 at 12/31/2018).

	12/31/2019									12/31/2018	
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - Brazil	**24,789,822**	**80.1**	**-**	**-**	**-**	**4,205,507**	**4,251,841**	**16,332,474**	**26,479,130**	**24,989,028**	**25,185,443**
National treasury bills	4,205,507	13.6	-	-	-	4,205,507	-	-	4,289,456	3,867,831	3,952,265
National treasury notes	2,030,017	6.6	-	-	-	-	-	2,030,017	2,396,382	2,016,900	2,183,666
Brazilian external debt bonds	18,554,298	59.9	-	-	-	-	4,251,841	14,302,457	19,793,292	19,104,297	19,049,512
Government securities - abroad	**350,438**	**1.2**	**37,212**	**-**	**134,807**	**162,704**	**-**	**15,715**	**351,933**	**371,079**	**370,110**
Colombia	334,686	1.1	37,212	-	134,770	162,704	-	-	327,244	356,018	349,105
Uruguay	15,715	0.1	-	-	-	-	-	15,715	24,688	15,028	21,004
Other	37	0.0	-	-	37	-	-	-	1	33	1
Corporate securities	**5,819,584**	**18.8**	**44,687**	**40,609**	**86,390**	**28,375**	**380,267**	**5,239,256**	**5,919,825**	**10,338,918**	**10,408,232**
Securitized real estate loans	5,651,762	18.3	-	-	5,328	28,375	378,803	5,239,256	5,752,002	9,652,686	9,722,000
Eurobonds and other	-	0.0	-	-	-	-	-	-	-	2,302	2,302
Other	167,822	0.5	44,687	40,609	81,062	-	1,464	-	167,823	683,930	683,930
Total	**30,959,844**	**100.0**	**81,899**	**40,609**	**221,197**	**4,396,586**	**4,632,108**	**21,587,445**	**32,750,888**	**35,699,025**	**35,963,785**
% per maturity term			0.3	0.1	0.7	14.2	15.0	69.7			
Total – 12/31/2018	**35,699,025**	**100.0**	**117,086**	**101,729**	**671,282**	**1,663,939**	**4,126,677**	**29,018,312**	**35,963,785**		
% per maturity term			0.3	0.3	1.9	4.7	11.6	81.3			

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019

4.15

f) Derivative financial Instruments ITAÚ UNIBANCO HOLDING PRUDENTIAL trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING PRUDENTIAL buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING PRUDENTIAL was R$ 12,198,045 (R$ 10,048,165 at 12/31/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 17 - Risk, Capital Management and Fixed Assets Limits. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.16 f) Derivative financial Instruments ITAÚ UNIBANCO HOLDING PRUDENTIAL trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING PRUDENTIAL buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING PRUDENTIAL was R$ 12,198,045 (R$ 10,048,165 at 12/31/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 17 - Risk, Capital Management and Fixed Assets Limits. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.16

I - Derivatives Summary

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	12/31/2019										12/31/2018
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset											
Swaps - adjustment receivable	5,565,989	20,890,736	26,456,725	63.5	107,162	1,806,607	563,536	1,667,754	4,463,973	17,847,693	13,092,624
Option agreements	7,817,686	562,600	8,380,286	20.2	4,627,774	1,945,116	351,878	725,814	505,127	224,577	4,291,530
Forwards (onshore)	2,016,419	(4,382)	2,012,037	4.8	933,742	504,481	472,528	86,765	14,521	-	1,744,630
Credit derivatives - financial Institutions	(164,412)	331,645	167,233	0.4	-	152	5,196	3,493	22,653	135,739	118,848
NDF - *Non Deliverable Forward*	4,239,036	207,470	4,446,506	10.7	1,250,851	1,313,948	787,230	561,445	347,443	185,589	3,711,847
Other Derivative Financial Instruments	233,295	(58,049)	175,246	0.4	4,055	658	1,337	4,151	7,727	157,318	501,885
Total	**19,708,013**	**21,930,020**	**41,638,033**	**100.0**	**6,923,584**	**5,570,962**	**2,181,705**	**3,049,422**	**5,361,444**	**18,550,916**	**23,461,364**
% per maturity term					16.6	13.4	5.2	7.3	12.9	44.6	
Total – 12/31/2018	**15,260,867**	**8,200,497**	**23,461,364**	**100.0**	**3,925,941**	**2,250,788**	**1,779,049**	**2,312,345**	**4,073,764**	**9,119,477**	
% per maturity term					16.7	9.6	7.6	9.9	17.3	38.9	

	12/31/2019										12/31/2018
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities											
Swaps - difference payable	(10,849,201)	(22,093,950)	(32,943,151)	68.9	(326,798)	(2,558,524)	(899,529)	(1,767,438)	(8,355,120)	(19,035,742)	(19,516,106)
Option agreements	(8,370,623)	(627,444)	(8,998,067)	18.8	(3,613,481)	(3,489,143)	(381,632)	(685,117)	(570,276)	(258,418)	(3,925,283)
Forwards (onshore)	(752,710)	(2,121)	(754,831)	1.6	(753,454)	-	-	(1,377)	-	-	(428,709)
Credit derivatives - financial Institutions	(71,392)	31,767	(39,625)	0.1	-	(29)	(262)	(1,078)	(2,690)	(35,566)	(139,847)
NDF - *Non Deliverable Forward*	(4,790,879)	(180,449)	(4,971,328)	10.4	(1,891,201)	(1,107,989)	(656,560)	(637,350)	(526,047)	(152,181)	(3,383,759)
Other derivative financial instruments	(24,888)	(65,747)	(90,635)	0.2	(18,191)	(1,053)	(2,384)	(5,911)	(8,869)	(54,227)	(91,161)
Total	**(24,859,693)**	**(22,937,944)**	**(47,797,637)**	**100.0**	**(6,603,125)**	**(7,156,738)**	**(1,940,367)**	**(3,098,271)**	**(9,463,002)**	**(19,536,134)**	**(27,484,865)**
% per maturity term					13.8	15.0	4.1	6.5	19.8	40.8	
Total – 12/31/2018	**(18,826,670)**	**(8,658,195)**	**(27,484,865)**	**100.0**	**(3,122,172)**	**(2,252,565)**	**(1,816,674)**	**(2,822,026)**	**(5,675,075)**	**(11,796,353)**	
% per maturity term					11.4	8.2	6.6	10.3	20.6	42.9	

The result of derivative financial instruments in the period totals R$ (181,481) (R$ (702,842) at 12/31/2018).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.17

II - Derivatives by index and Risk Fator Balance sheet account Adjustment to market Memorandum account / Market value receivable / (received) value (in results / Notional amount (payable) paid stockholders' equity) 12/31/2019 12/31/2018 12/31/2019 12/31/2019 12/31/2019 12/31/2018 Futures contracts 663,480,367 585,374,881 - - - - Purchase commitments 324,741,242 267,801,004 - - - - Shares 768,275 13,472,947 - - - - Commodities 76,003 193,613 - - - - Interest 301,487,088 243,144,673 - - - - Foreign currency 22,409,876 10,989,771 - - - - Commitments to sell 338,739,125 317,573,877 - - - - Shares 1,163,302 13,964,779 - - - - Commodities 1,049,493 154,714 - - - - Interest 308,146,422 264,987,517 - - - - Foreign currency 28,379,908 38,466,867 - - - - Swap contracts (5,283,212) (1,203,214) (6,486,426) (6,423,482) Asset position 1,095,059,237 940,843,472 5,565,989 20,890,736 26,456,725 13,092,624 Commodities 574,232 6,000 404 9,048 9,452 359 Interest 1,076,215,284 925,381,182 4,596,039 19,812,341 24,408,380 11,525,903 Foreign currency 18,269,721 15,456,290 969,546 1,069,347 2,038,893 1,566,362 1,095,059,237 940,843,472 (10,849,201) (22,093,950) (32,943,151) (19,516,106) Liability position Shares 49,401 75,605 (9,343) 771 (8,572) (3,308) Commodities 854,508 619,968 359 (12,647) (12,288) (597) Interest 1,069,341,045 915,079,174 (9,399,561) (21,855,054) (31,254,615) (17,406,305) Foreign currency 24,814,283 25,068,725 (1,440,656) (227,020) (1,667,676) (2,105,896) Option contracts 1,696,439,473 1,263,866,521 (552,937) (64,844) (617,781) 366,247 Purchase commitments - long position 245,802,343 152,840,894 6,152,763 (3,921) 6,148,842 1,903,035 Shares 11,491,775 9,873,111 268,351 516,025 784,376 479,399 Commodities 267,627 320,603 6,634 10,364 16,998 7,100 Interest 188,109,855 100,338,155 415,141 (331,862) 83,279 71,454 Foreign currency 45,933,086 42,309,025 5,462,637 (198,448) 5,264,189 1,345,082 Commitments to sell - long position 612,171,601 495,278,860 1,664,923 566,521 2,231,444 2,388,495 Shares 12,293,778 10,801,593 396,430 (40,904) 355,526 894,365 Commodities 227,643 278,490 4,676 (1,355) 3,321 12,391 Interest 554,426,945 441,673,130 511,178 849,806 1,360,984 887,228 Foreign currency 45,223,235 42,525,647 752,639 (241,026) 511,613 594,511 Purchase commitments - short position 176,984,612 116,005,277 (6,638,920) (21,882) (6,660,802) (1,407,058) Shares 10,593,849 9,716,476 (179,926) (453,703) (633,629) (281,901) Commodities 235,360 316,886 (9,727) (8,199) (17,926) (2,880) Interest 129,646,851 69,934,131 (380,344) 328,522 (51,822) (48,317) Foreign currency 36,508,552 36,037,784 (6,068,923) 111,498 (5,957,425) (1,073,960) Commitments to sell - short position 661,480,917 499,741,490 (1,731,703) (605,562) (2,337,265) (2,518,225) Shares 11,152,192 8,898,497 (269,203) (36,883) (306,086) (748,912) Commodities 484,821 192,190 (10,504) (778) (11,282) (8,121) Interest 607,394,605 448,029,476 (426,582) (856,277) (1,282,859) (1,024,918) Foreign currency 42,449,299 42,621,327 (1,025,414) 288,376 (737,038) (736,274) 5,134,914 2,332,540 1,263,709 (6,503) 1,257,206 1,315,921 Forward operations (onshore) Purchases receivable 668,554 405,925 648,526 (6,837) 641,689 405,553 Shares 488,167 26,454 488,167 (6,942) 481,225 26,203 Interest 160,359 379,471 160,359 105 160,464 379,350 Foreign currency 20,028 - - - - - Purchases payable obligations 659,848 - (160,359) (5) (160,364) (381,490) Shares - - - - - (2,167) Interest - - (160,359) - (160,359) (379,323) Foreign currency 659,848 - - (5) (5) - Sales deliverable 1,653,409 1,307,190 1,367,893 2,455 1,370,348 1,339,077 Shares 785,984 1,307,190 775,542 2,448 777,990 1,293,780 Interest - - 592,351 - 592,351 45,297 Foreign currency 867,425 - - 7 7 - Sales receivable obligations 2,153,103 619,425 (592,351) (2,116) (594,467) (47,219) Shares - 2,171 - - - (2,168) Interest 592,351 44,916 (592,351) (744) (593,095) (45,051) Foreign currency 1,560,752 572,338 - (1,372) (1,372) - Credit derivatives 12,739,114 8,323,578 (235,804) 363,412 127,608 (20,999) Asset position 9,878,708 3,824,799 (164,412) 331,645 167,233 118,848 Shares 2,307,423 1,576,176 (80,912) 214,805 133,893 90,521 Commodities 27,167 - (575) 2,169 1,594 - Interest 7,423,197 2,248,623 (87,391) 114,802 27,411 28,327 Foreign currency 120,921 - 4,466 (131) 4,335 - Liability position 2,860,406 4,498,779 (71,392) 31,767 (39,625) (139,847) Shares 718,734 1,316,231 (28,266) 8,216 (20,050) (69,311) Commodities 2,015 - (86) (24) (110) - Interest 2,139,657 3,182,548 (43,040) 23,575 (19,465) (70,536) NDF - Non Deliverable Forward 295,508,245 225,355,054 (551,843) 27,021 (524,822) 328,088 Asset position 138,772,073 122,494,982 4,239,036 207,470 4,446,506 3,711,847 Commodities 570,008 167,144 33,981 (1,067) 32,914 17,416 Foreign currency 138,202,065 122,327,838 4,205,055 208,537 4,413,592 3,694,431 156,736,172 102,860,072 (4,790,879) (180,449) (4,971,328) (3,383,759) Liability position Commodities 316,328 96,028 (9,944) (1,063) (11,007) (4,678) Foreign currency 156,419,844 102,764,044 (4,780,935) (179,386) (4,960,321) (3,379,081) Other derivative financial instruments 6,783,092 5,502,654 208,407 (123,796) 84,611 410,724 Asset position 5,540,917 4,425,622 233,295 (58,049) 175,246 501,885 Shares 83,531 346,718 1,130 1,101 2,231 11,911 Interest 5,456,177 4,073,906 232,247 (63,538) 168,709 277,986 Foreign currency 1,209 4,998 (82) 4,388 4,306 211,988 Liability position 1,242,175 1,077,032 (24,888) (65,747) (90,635) (91,161) Shares 784,083 910,848 (13,094) (40,827) (53,921) (57,856) Interest 457,608 158,434 (11,663) (6,737) (18,400) (22,607) Foreign currency 484 7,750 (131) (18,183) (18,314) (10,698) Assets 19,708,013 21,930,020 41,638,033 23,461,364 Liabilities (24,859,693) (22,937,944) (47,797,637) (27,484,865) Total (5,151,680) (1,007,924) (6,159,604) (4,023,501) Derivative contracts mature as follows (in days): Memorandum account/notional amount 0 - 30 31 - 180 181 - 365 Over 365 12/31/2019 12/31/2018 Futures contracts 194,650,922 238,485,263 87,746,979 142,597,203 663,480,367 585,374,881 Swaps contracts 24,126,677 204,213,392 103,160,033 763,559,135 1,095,059,237 940,843,472 Options contracts 962,968,618 318,098,336 258,488,476 156,884,043 1,696,439,473 1,263,866,521 Forwards (onshore) 954,056 2,514,436 1,650,740 15,682 5,134,914 2,332,540 Credit derivatives - 4,745,941 733,124 7,260,049 12,739,114 8,323,578 NDF - Non Deliverable Forward 105,809,100 129,277,345 38,851,421 21,570,379 295,508,245 225,355,054 Other derivative financial instruments 20,915 801,095 350,714 5,610,368 6,783,092 5,502,654 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.18 II - Derivatives by index and Risk Fator Balance sheet account Adjustment to market Memorandum account / Market value receivable / (received) value (in results / Notional amount (payable) paid stockholders' equity) 12/31/2019 12/31/2018 12/31/2019 12/31/2019 12/31/2019 12/31/2018 Futures contracts 663,480,367 585,374,881 - - - - Purchase commitments 324,741,242 267,801,004 - - - - Shares 768,275 13,472,947 - - - - Commodities 76,003 193,613 - - - - Interest 301,487,088 243,144,673 - - - - Foreign currency 22,409,876 10,989,771 - - - - Commitments to sell 338,739,125 317,573,877 - - - - Shares 1,163,302 13,964,779 - - - - Commodities 1,049,493 154,714 - - - - Interest 308,146,422 264,987,517 - - - - Foreign currency 28,379,908 38,466,867 - - - - Swap contracts (5,283,212) (1,203,214) (6,486,426) (6,423,482) Asset position 1,095,059,237 940,843,472 5,565,989 20,890,736 26,456,725 13,092,624 Commodities 574,232 6,000 404 9,048 9,452 359 Interest 1,076,215,284 925,381,182 4,596,039 19,812,341 24,408,380 11,525,903 Foreign currency 18,269,721 15,456,290 969,546 1,069,347 2,038,893 1,566,362 1,095,059,237 940,843,472 (10,849,201) (22,093,950) (32,943,151) (19,516,106) Liability position Shares 49,401 75,605 (9,343) 771 (8,572) (3,308) Commodities 854,508 619,968 359 (12,647) (12,288) (597) Interest 1,069,341,045 915,079,174 (9,399,561) (21,855,054) (31,254,615) (17,406,305) Foreign currency 24,814,283 25,068,725 (1,440,656) (227,020) (1,667,676) (2,105,896) Option contracts 1,696,439,473 1,263,866,521 (552,937) (64,844) (617,781) 366,247 Purchase commitments - long position 245,802,343 152,840,894 6,152,763 (3,921) 6,148,842 1,903,035 Shares 11,491,775 9,873,111 268,351 516,025 784,376 479,399 Commodities 267,627 320,603 6,634 10,364 16,998 7,100 Interest 188,109,855 100,338,155 415,141 (331,862) 83,279 71,454 Foreign currency 45,933,086 42,309,025 5,462,637 (198,448) 5,264,189 1,345,082 Commitments to sell - long position 612,171,601 495,278,860 1,664,923 566,521 2,231,444 2,388,495 Shares 12,293,778 10,801,593 396,430 (40,904) 355,526 894,365 Commodities 227,643 278,490 4,676 (1,355) 3,321 12,391 Interest 554,426,945 441,673,130 511,178 849,806 1,360,984 887,228 Foreign currency 45,223,235 42,525,647 752,639 (241,026) 511,613 594,511 Purchase commitments - short position 176,984,612 116,005,277 (6,638,920) (21,882) (6,660,802) (1,407,058) Shares 10,593,849 9,716,476 (179,926) (453,703) (633,629) (281,901) Commodities 235,360 316,886 (9,727) (8,199) (17,926) (2,880) Interest 129,646,851 69,934,131 (380,344) 328,522 (51,822) (48,317) Foreign currency 36,508,552 36,037,784 (6,068,923) 111,498 (5,957,425) (1,073,960) Commitments to sell - short position 661,480,917 499,741,490 (1,731,703) (605,562) (2,337,265) (2,518,225) Shares 11,152,192 8,898,497 (269,203) (36,883) (306,086) (748,912) Commodities 484,821 192,190 (10,504) (778) (11,282) (8,121) Interest 607,394,605 448,029,476 (426,582) (856,277) (1,282,859) (1,024,918) Foreign currency 42,449,299 42,621,327 (1,025,414) 288,376 (737,038) (736,274) 5,134,914 2,332,540 1,263,709 (6,503) 1,257,206 1,315,921 Forward operations (onshore) Purchases receivable 668,554 405,925 648,526 (6,837) 641,689 405,553 Shares 488,167 26,454 488,167 (6,942) 481,225 26,203 Interest 160,359 379,471 160,359 105 160,464 379,350 Foreign currency 20,028 - - - - - Purchases payable obligations 659,848 - (160,359) (5) (160,364) (381,490) Shares - - - - - (2,167) Interest - - (160,359) - (160,359) (379,323) Foreign currency 659,848 - - (5) (5) - Sales deliverable 1,653,409 1,307,190 1,367,893 2,455 1,370,348 1,339,077 Shares 785,984 1,307,190 775,542 2,448 777,990 1,293,780 Interest - - 592,351 - 592,351 45,297 Foreign currency 867,425 - - 7 7 - Sales receivable obligations 2,153,103 619,425 (592,351) (2,116) (594,467) (47,219) Shares - 2,171 - - - (2,168) Interest 592,351 44,916 (592,351) (744) (593,095) (45,051) Foreign currency 1,560,752 572,338 - (1,372) (1,372) - Credit derivatives 12,739,114 8,323,578 (235,804) 363,412 127,608 (20,999) Asset position 9,878,708 3,824,799 (164,412) 331,645 167,233 118,848 Shares 2,307,423 1,576,176 (80,912) 214,805 133,893 90,521 Commodities 27,167 - (575) 2,169 1,594 - Interest 7,423,197 2,248,623 (87,391) 114,802 27,411 28,327 Foreign currency 120,921 - 4,466 (131) 4,335 - Liability position 2,860,406 4,498,779 (71,392) 31,767 (39,625) (139,847) Shares 718,734 1,316,231 (28,266) 8,216 (20,050) (69,311) Commodities 2,015 - (86) (24) (110) - Interest 2,139,657 3,182,548 (43,040) 23,575 (19,465) (70,536) NDF - Non Deliverable Forward 295,508,245 225,355,054 (551,843) 27,021 (524,822) 328,088 Asset position 138,772,073 122,494,982 4,239,036 207,470 4,446,506 3,711,847 Commodities 570,008 167,144 33,981 (1,067) 32,914 17,416 Foreign currency 138,202,065 122,327,838 4,205,055 208,537 4,413,592 3,694,431 156,736,172 102,860,072 (4,790,879) (180,449) (4,971,328) (3,383,759) Liability position Commodities 316,328 96,028 (9,944) (1,063) (11,007) (4,678) Foreign currency 156,419,844 102,764,044 (4,780,935) (179,386) (4,960,321) (3,379,081) Other derivative financial instruments 6,783,092 5,502,654 208,407 (123,796) 84,611 410,724 Asset position 5,540,917 4,425,622 233,295 (58,049) 175,246 501,885 Shares 83,531 346,718 1,130 1,101 2,231 11,911 Interest 5,456,177 4,073,906 232,247 (63,538) 168,709 277,986 Foreign currency 1,209 4,998 (82) 4,388 4,306 211,988 Liability position 1,242,175 1,077,032 (24,888) (65,747) (90,635) (91,161) Shares 784,083 910,848 (13,094) (40,827) (53,921) (57,856) Interest 457,608 158,434 (11,663) (6,737) (18,400) (22,607) Foreign currency 484 7,750 (131) (18,183) (18,314) (10,698) Assets 19,708,013 21,930,020 41,638,033 23,461,364 Liabilities (24,859,693) (22,937,944) (47,797,637) (27,484,865) Total (5,151,680) (1,007,924) (6,159,604) (4,023,501) Derivative contracts mature as follows (in days): Memorandum account/notional amount 0 - 30 31 - 180 181 - 365 Over 365 12/31/2019 12/31/2018 Futures contracts 194,650,922 238,485,263 87,746,979 142,597,203 663,480,367 585,374,881 Swaps contracts 24,126,677 204,213,392 103,160,033 763,559,135 1,095,059,237 940,843,472 Options contracts 962,968,618 318,098,336 258,488,476 156,884,043 1,696,439,473 1,263,866,521 Forwards (onshore) 954,056 2,514,436 1,650,740 15,682 5,134,914 2,332,540 Credit derivatives - 4,745,941 733,124 7,260,049 12,739,114 8,323,578 NDF - Non Deliverable Forward 105,809,100 129,277,345 38,851,421 21,570,379 295,508,245 225,355,054 Other derivative financial instruments 20,915 801,095 350,714 5,610,368 6,783,092 5,502,654 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.18

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2019						
	Futures contracts	Swaps contracts	Option contracts	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
B3	**464,132,887**	**18,809,219**	**1,531,330,615**	**4,382,204**	**806**	**53,756,447**	**-**
Overt-the-counter market	**199,347,480**	**1,076,250,018**	**165,108,858**	**752,710**	**12,738,308**	**241,751,798**	**6,783,092**
Financial institutions	198,788,377	864,858,473	125,311,777	292,151	12,738,308	141,203,557	5,340,311
Companies	559,103	180,004,945	39,382,113	460,559	-	99,203,939	1,442,781
Individuals	-	31,386,600	414,968	-	-	1,344,302	-
Total	**663,480,367**	**1,095,059,237**	**1,696,439,473**	**5,134,914**	**12,739,114**	**295,508,245**	**6,783,092**
Total – 12/31/2018	**585,374,881**	**940,843,472**	**1,263,866,521**	**2,332,540**	**8,323,578**	**225,355,054**	**5,502,654**

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on calculation of Required Reference Equity.

	12/31/2019			12/31/2018		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,282,951)	2,295,073	(3,987,878)	(6,852,704)	1,470,874	(5,381,830)
Total return rate swaps	(4,161,090)	-	(4,161,090)	-	-	-
Total	**(10,444,041)**	**2,295,073**	**(8,148,968)**	**(6,852,704)**	**1,470,874**	**(5,381,830)**

The effect on the reference equity (Note 17c) was R$ 57,280 (R$ 46,316 at 12/31/2018).

During the period, there were no credit events relating to the taxable events provided for in the agreements

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.19

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO PRUDENTIAL is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*/Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR/ UF*/ TPM* / Selic and foreign exchange rate.
*UF (Chilean Unit of Account) / TPM (Monetary Policy Rate).

	12/31/2019					
	Hedge Item				Hedge Instruments	
Strategies	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Nominal amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	24,067,799	(2,829,193)	(3,394,578)	25,025,868	(2,835,561)
Hedge of assets transactions	5,563,589	-	90,500	90,500	5,656,075	90,543
Hedge of asset-backed securities under repurchase agreements	30,895,576	-	519,792	519,792	32,129,909	523,364
Hedge of UF - denominated assets	12,587,996	-	5,845	5,845	12,582,152	5,177
Hedge of funding	-	4,616,949	(26,772)	(22,540)	4,590,177	(26,772)
Hedge of loan operations	269,051	-	11,579	11,579	257,472	13,673
Foreign exchange risk						
Hedge of highly probable forecast transactions	32,200,194	-	15,738	15,738	32,009,432	15,738
Variable costs risks						
Hedge of highly probable forecast transactions	293,621	-	(10,533)	179,433	293,621	(10,533)
Total	**81,810,027**	**28,684,748**	**(2,223,044)**	**(2,594,231)**	**112,544,706**	**(2,224,371)**

	12/31/2018					
	Hedge Item				Hedge Instruments	
Strategies	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Nominal amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	32,114,131	(1,818,903)	(3,254,137)	33,425,154	(1,833,872)
Hedge of assets transactions	7,866,056	-	136,073	136,073	8,003,039	136,073
Hedge of asset-backed securities under repurchase agreements	36,667,834	-	353,457	353,457	38,013,034	359,421
Hedge of UF - denominated assets	13,247,370	-	26,432	26,432	13,220,938	22,598
Hedge of funding	-	3,200,348	77,941	85,667	3,104,801	81,695
Hedge of loan operations	274,094	-	5,726	5,726	268,368	7,234
Foreign exchange risk						
Hedge of highly probable forecast transactions	18,792,559	-	(113,036)	(113,036)	18,792,558	(113,036)
Variable costs risks						
Hedge of highly probable forecast transactions	71,156	-	5,251	5,251	71,156	5,251
Total	**76,919,069**	**35,314,479**	**(1,327,059)**	**(2,754,567)**	**114,899,048**	**(1,334,636)**

(*) Recorded under heading Asset Valuation Adjustments.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.20

Hedge Instruments	12/31/2019						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Futures	62,811,852	-	14,296	(2,221,654)	(2,218,901)	(2,753)	-
Swap	17,429,801	4,616,949	12,858,474	(7,922)	(9,348)	1,426	-
Foreign exchange risk [4]							
DDI Future	32,303,053	-	156,037	5,205	5,205	-	-
Total	**112,544,706**	**4,616,949**	**13,028,807**	**(2,224,371)**	**(2,223,044)**	**(1,327)**	**-**

Hedge Instruments	12/31/2018						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Futures	79,441,227	255,949	20,541	(1,338,378)	(1,329,373)	(9,005)	-
Swap	16,594,107	3,023,106	13,519,138	111,527	110,099	1,428	-
Foreign exchange risk [4]							
DDI Future	18,798,252	53,939	-	(112,536)	(112,536)	-	-
Option	65,462	9,083	-	4,751	4,751	-	-
Total	**114,899,048**	**3,342,077**	**13,539,679**	**(1,334,636)**	**(1,327,059)**	**(7,577)**	**-**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Asset Valuation Adjustments.

(3) DI Future negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.

(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING PRUDENTIAL expect to recognize in results in the following 12 months, totaling R$ (1,284,524) (R$ (1,760,220) at 12/31/2018). In the period ended 12/31/2019 was recognized amount of R$ (869,848) in result.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.21

II) Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO PRUDENTIAL consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates relating to recognized assets and liabilities.

Strategies	12/31/2019						
	Hedge Item					Hedge Instruments	
	Book value		Fair value adjustments		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,386,232	-	7,642,206	-	255,974	7,386,232	(263,858)
Hedge of funding	-	7,435,847	-	8,194,688	(758,841)	7,435,847	775,178
Hedge of available-for-sale securities	17,632,981	-	18,456,013	-	823,032	18,491,551	(816,643)
Total	**25,019,213**	**7,435,847**	**26,098,219**	**8,194,688**	**320,165**	**33,313,630**	**(305,323)**

Strategies	12/31/2018						
	Hedge Item					Hedge Instruments	
	Book value		Fair value adjustments		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,065,865	-	7,119,014	-	53,148	7,065,865	(54,339)
Hedge of funding	-	9,123,952	-	9,167,213	(43,261)	9,123,952	43,260
Hedge of available-for-sale securities	9,386,420	-	9,672,283	-	285,864	9,456,528	(274,994)
Total	**16,452,285**	**9,123,952**	**16,791,297**	**9,167,213**	**295,751**	**25,646,345**	**(286,073)**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.22

Hedge Instruments	12/31/2019				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	15,201,781	766,038	443,358	389,689	7,871
Other Derivatives	18,111,849	-	17,343,377	(695,012)	6,971
Total (2)	**33,313,630**	**766,038**	**17,786,735**	**(305,323)**	**14,842**

Hedge Instruments	12/31/2018				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	20,691,541	85,680	145,311	(59,631)	9,694
Other Derivatives	4,954,804	-	5,181,246	(226,442)	(16)
Total	**25,646,345**	**85,680**	**5,326,557**	**286,073**	**9,678**

(1) Recorded under heading Derivative financial instruments.

(2) In the period, the amount of R$ 899,729 is no longer qualified as hedge, with effect on result of R$ (27,803).

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, fixed rate and denominated in Euros and dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.23

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING PRUDENTIAL's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	12/31/2019					
	Hedged item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	-	14,395,634	(2,792,703)	(2,792,703)	16,946,628	(2,914,839)
Total	**-**	**14,395,634**	**(2,792,703)**	**(2,792,703)**	**16,946,628**	**(2,914,839)**

Strategies	12/31/2018					
	Hedged item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	-	14,820,034	(3,064,444)	(3,064,444)	12,549,847	(3,190,943)
Total	**-**	**14,820,034**	**(3,064,444)**	**(3,064,444)**	**12,549,847**	**(3,190,943)**

(*) Recorded under heading Asset Valuation Adjustments.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.24

Hedge Instruments	12/31/2019						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk (3)							
DDI Future	32,966,491	227,629	-	(5,175,115)	(5,086,169)	(88,946)	-
Forward	(2,989,718)	2,976,791	-	52,498	59,849	(7,351)	-
NDF - Non Deliverable Forward	(11,524,679)	259,767	-	1,990,785	2,016,624	(25,839)	-
Financial Assets	(1,505,466)	1,522,842	-	216,993	216,993	-	-
Total	**16,946,628**	**4,987,029**	**-**	**(2,914,839)**	**(2,792,703)**	**(122,136)**	**-**

Hedge Instruments	12/31/2018						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk (3)							
DDI Future	27,990,005	-	112,983	(4,087,302)	(3,996,140)	(91,162)	-
Forward	(1,470,385)	1,059,165	-	55,244	64,742	(9,498)	-
NDF - Non Deliverable Forward	(13,166,308)	253,969	-	746,396	772,235	(25,839)	-
Financial Assets	(803,465)	803,465	-	94,719	94,719	-	-
Total	**12,549,847**	**2,116,599**	**112,983**	**(3,190,943)**	**(3,064,444)**	**(126,499)**	**-**

(1) Recorded under heading Derivative financial instruments;

(2) Recorded under heading Asset Valuation Adjustments;

(3) DDI Future negotiated on B3 and Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.25

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

Strategies	12/31/2019							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	6,005,237	4,412,273	1,627,263	8,463,382	-	4,517,713	-	**25,025,868**
Hedge of highly probable anticipated transactions	32,303,053	-	-	-	-	-	-	**32,303,053**
Hedge of assets transactions	-	3,671,210	1,984,865	-	-	-	-	**5,656,075**
Hedge of assets denominated in UF	9,627,576	2,954,576	-	-	-	-	-	**12,582,152**
Hedge of funding (Cash flow)	2,561,512	-	-	1,646,212	160,920	221,533	-	**4,590,177**
Hedge of loan operations (Cash flow)	26,820	155,556	75,096	-	-	-	-	**257,472**
Hedge of loan operations (Market risk)	380,884	2,490,317	1,247,785	993,006	622,951	1,111,251	540,038	**7,386,232**
Hedge of funding (Market risk)	299,335	151,855	375,480	422,899	128,735	4,220,104	1,837,439	**7,435,847**
Hedge of available-for-sale securities	4,723,138	2,361,395	933,032	1,097,268	2,399,482	3,651,213	3,326,023	**18,491,551**
Hedge of asset-backed securities under repurchase agreements	6,224,800	18,739,054	811,990	5,621,419	-	732,646	-	**32,129,909**
Hedge of net investment in foreign operations (*)	16,946,628	-	-	-	-	-	-	**16,946,628**
Total	**79,098,983**	**34,936,236**	**7,055,511**	**18,244,186**	**3,312,088**	**14,454,460**	**5,703,500**	**162,804,964**

Strategies	12/31/2018							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	14,366,844	5,401,361	3,894,329	-	5,896,661	3,865,959	-	**33,425,154**
Hedge of highly probable anticipated transactions	71,156	18,792,558	-	-	-	-	-	**18,863,714**
Hedge of assets transactions	6,345,876	-	1,657,163	-	-	-	-	**8,003,039**
Hedge of assets denominated in UF	12,240,520	924,722	55,696	-	-	-	-	**13,220,938**
Hedge of funding (Cash flow)	2,873,893	-	-	-	-	230,908	-	**3,104,801**
Hedge of loan operations (Cash flow)	-	27,955	162,139	78,274	-	-	-	**268,368**
Hedge of loan operations (Market risk)	293,174	1,416,276	1,793,289	1,379,196	375,026	821,215	987,689	**7,065,865**
Hedge of funding (Market risk)	1,590,017	297,400	154,120	391,370	377,489	3,970,927	2,342,629	**9,123,952**
Hedge of available-for-sale securities	4,242,147	172,726	2,481,738	72,171	876,857	1,206,657	404,232	**9,456,528**
Hedge of asset-backed securities under repurchase agreements	26,943,094	5,837,628	1,517,428	-	3,714,884	-	-	**38,013,034**
Hedge of net investment in foreign operations (*)	12,549,847	-	-	-	-	-	-	**12,549,847**
Total	**81,516,568**	**32,870,626**	**11,715,902**	**1,921,011**	**11,240,917**	**10,095,666**	**3,734,550**	**153,095,240**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.26

g) Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction nº. 475, ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING PRUDENTIAL's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Trading portfolio	Exposures	12/31/2019 (*)		
Risk factors	Risk of variation in:	Scenarios		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(658)	(86,432)	(214,996)
Currency Coupon	Foreign Exchange Coupon Rates	(304)	(21,886)	(42,336)
Foreign Currency	Foreign Exchange Rates	(274)	80,225	427,901
Price Indices	Inflation Coupon Rates	(163)	(2,993)	(4,457)
TR	TR Coupon Rates	-	(1)	(1)
Equities	Prices of Equities	2,069	2,612	185,005
Other	Exposures that do not fall under the definitions above	(15)	(2,184)	(6,869)
TOTAL		**655**	**(30,659)**	**344,247**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2019 (*)		
Risk factors	Risk of variation in:	Scenarios		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(11,594)	(1,377,909)	(2,765,121)
Currency Coupon	Foreign Exchange Coupon Rates	(2,925)	(196,448)	(377,438)
Foreign Currency	Foreign Exchange Rates	2,287	47,273	323,244
Price Indices	Inflation Coupon Rates	(6,733)	(540,248)	(996,442)
TR	TR Coupon Rates	164	(698)	(322)
Equities	Prices of Equities	2,691	(12,950)	153,881
Other	Exposures that do not fall under the definitions above	(45)	(8,555)	(26,163)
TOTAL		**(16,155)**	**(2,089,535)**	**(3,688,361)**

(*) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

- **Scenario I**: Addition of 1 base point to the fixed interest rates, currency coupon, inflation , and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II**: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor;
- **Scenario III**: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING PRUDENTIAL are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.27

Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

Risk levels	12/31/2019										12/31/2018
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**255,090,012**	**95,581,263**	**50,020,860**	**31,880,146**	**12,219,636**	**5,828,448**	**4,432,532**	**6,418,700**	**9,858,119**	**471,329,716**	**435,127,432**
Loans and discounted trade receivables	108,941,743	75,514,731	37,195,112	26,389,370	10,909,595	4,029,064	3,691,169	4,198,599	8,955,239	279,824,622	260,168,509
Financing	68,192,324	12,598,923	10,099,871	4,439,652	907,432	1,270,548	296,705	1,568,772	628,878	100,003,105	87,647,583
Farming and agribusiness financing	8,037,585	766,034	702,636	35,335	18,853	7,545	20,147	1,335	22,677	9,612,147	8,989,480
Real estate financing	69,918,360	6,701,575	2,023,241	1,015,789	383,756	521,291	424,511	649,994	251,325	81,889,842	78,321,860
Lease operations	**1,367,492**	**3,403,067**	**1,667,436**	**616,928**	**98,892**	**39,789**	**71,919**	**79,085**	**107,526**	**7,452,134**	**7,552,519**
Credit card operations	**490,063**	**82,578,867**	**4,140,265**	**3,247,720**	**1,262,126**	**792,135**	**981,912**	**819,760**	**4,117,413**	**98,430,261**	**84,184,525**
Advance on exchange contracts (1)	**3,106,840**	**565,683**	**649,139**	**117,339**	**41,372**	**18,525**	**20,407**	**-**	**11,656**	**4,530,961**	**3,855,688**
Other sundry receivables (2)	**45,808**	**520,746**	**33,160**	**39,733**	**50,754**	**1,429**	**126,828**	**1,121,355**	**164,234**	**2,104,047**	**1,763,402**
Total operations with credit granting characteristics	**260,100,215**	**182,649,626**	**56,510,860**	**35,901,866**	**13,672,780**	**6,680,326**	**5,633,598**	**8,438,900**	**14,258,948**	**583,847,119**	**532,483,566**
Financial guarantees provided (3)	-	-	-	-	-	-	-	-	-	**66,861,391**	**66,223,843**
Total with Financial guarantees provided	**260,100,215**	**182,649,626**	**56,510,860**	**35,901,866**	**13,672,780**	**6,680,326**	**5,633,598**	**8,438,900**	**14,258,948**	**650,708,510**	**598,707,409**
Total operations with credit granting characteristics at 12/31/2018	**228,533,128**	**185,868,392**	**54,297,950**	**21,328,633**	**10,158,295**	**5,452,805**	**6,039,564**	**6,128,766**	**14,676,033**	**532,483,566**	

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Financial Guarantees Paid;

(3) Recorded in Offsetting accounts.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.28

II – By maturity and risk level 12/31/2019 12/31/2018 AA A B C D E F G H Total Total (1) (2) Overdue Operations Falling due installments - - 1 ,840,381 1 ,907,513 1 ,370,444 1 ,234,225 1 ,842,522 1 ,258,648 3 ,463,583 1 2,917,316 1 2,283,030 01 to 30 - - 7 1,290 8 2,863 6 6,687 6 9,009 6 4,979 6 0,405 1 97,166 6 12,399 6 11,991 31 to 60 - - 69,540 8 2,127 6 4,291 5 3,161 7 8,971 5 3,208 1 74,225 5 75,523 4 34,266 61 to 90 - - 6 6,628 7 7,256 6 4,986 6 8,715 6 8,531 5 5,816 1 84,688 5 86,620 3 73,054 91 to 180 - - 178,086 2 24,176 1 58,594 1 48,454 1 57,532 1 39,108 4 55,587 1 ,461,537 1 ,100,169 181 to 365 - - 262,339 3 33,723 2 56,874 2 17,580 3 36,923 2 33,824 7 01,791 2 ,343,054 1 ,971,090 Over 365 days - - 1 ,192,498 1 ,107,368 7 59,012 6 77,306 1 ,135,586 7 16,287 1 ,750,126 7 ,338,183 7 ,792,460 Overdue installments - - 925,641 1 ,054,747 1 ,208,666 1 ,205,799 1 ,729,986 1 ,905,176 7 ,622,993 1 5,653,008 1 3,370,137 01 to 14 - - 9 ,919 3 4,956 2 7,110 2 1,707 2 6,558 2 5,064 78,564 2 23,878 2 59,407 15 to 30 - - 689,021 1 25,355 1 42,829 1 36,087 1 28,122 6 5,318 2 22,120 1 ,508,852 1 ,049,111 31 to 60 - - 226,701 7 34,907 2 08,691 1 56,984 1 83,833 1 33,014 3 57,261 2 ,001,391 1 ,971,671 61 to 90 - - - 1 16,269 7 16,745 1 34,491 4 04,730 1 68,640 3 10,015 1 ,850,890 2 ,051,328 91 to 180 - - - 4 3,260 1 13,291 7 19,764 9 46,392 1 ,393,577 1 ,258,288 4 ,474,572 3 ,377,994 181 to 365 - - - - - 3 6,766 4 0,351 1 19,563 5 ,229,714 5 ,426,394 4 ,260,810 Over 365 days - - - - - - - - 1 67,031 1 67,031 3 99,816 Subtotal (a) - - 2 ,766,022 2 ,962,260 2 ,579,110 2 ,440,024 3 ,572,508 3 ,163,824 1 1,086,576 2 8,570,324 2 5,653,167 Subtotal - 12/31/2018 - - 2 ,547,000 2 ,671,634 2 ,391,817 1 ,999,077 2 ,539,182 2 ,685,812 1 0,818,645 2 5,653,167 Non-overdue operations Falling due installments 2 59,192,360 1 81,303,587 5 3,411,831 3 2,701,373 1 0,974,222 4 ,130,049 2 ,001,615 5 ,235,282 3 ,083,862 5 52,034,181 5 03,387,078 01 to 30 2 2,981,673 4 2,898,142 8 ,291,902 5 ,731,903 9 27,881 4 69,978 2 38,068 3 45,870 4 64,976 8 2,350,393 7 3,265,700 31 to 60 2 1,459,210 2 0,673,018 4 ,489,993 2 ,973,483 3 55,491 1 28,700 9 4,151 2 34,835 2 28,376 5 0,637,257 4 4,743,534 61 to 90 1 1,789,911 1 3,193,112 3 ,387,749 1 ,772,188 3 03,481 1 40,965 8 8,043 1 12,166 1 56,377 3 0,943,992 2 5,223,558 91 to 180 3 0,329,930 2 5,384,167 7 ,199,525 3 ,530,930 8 27,840 4 67,303 2 06,726 6 31,110 5 26,990 6 9,104,521 6 0,453,560 181 to 365 3 4,101,504 2 4,700,215 8 ,578,043 5 ,306,036 1 ,025,880 6 00,466 2 84,090 1 ,321,987 4 17,810 7 6,336,031 6 4,111,492 Over 365 days 1 38,530,132 5 4,454,933 2 1,464,619 1 3,386,833 7 ,533,649 2 ,322,637 1 ,090,537 2 ,589,314 1 ,289,333 2 42,661,987 2 35,589,234 Overdue up to 14 days 9 07,855 1 ,346,039 3 33,007 2 38,233 1 19,448 1 10,253 5 9,475 3 9,794 88,510 3 ,242,614 3 ,443,321 Subtotal (b) 2 60,100,215 1 82,649,626 5 3,744,838 3 2,939,606 1 1,093,670 4 ,240,302 2 ,061,090 5 ,275,076 3 ,172,372 5 55,276,795 5 06,830,399 Subtotal - 12/31/2018 2 28,533,128 1 85,868,392 5 1,750,950 1 8,656,999 7 ,766,478 3 ,453,728 3 ,500,382 3 ,442,954 3 ,857,388 5 06,830,399 Portfolio total (a + b) 2 60,100,215 1 82,649,626 5 6,510,860 3 5,901,866 1 3,672,780 6 ,680,326 5 ,633,598 8 ,438,900 1 4,258,948 5 83,847,119 5 32,483,566 Existing allowance - (913,248) (565,109) (3,374,873) (4,100,467) (3,339,495) (3,942,956) (8,438,056) (14,258,948) (39,791,611) (34,260,632) Minimum - (913,248) (565,109) (1,077,056) (1,367,278) (2,004,098) (2,816,799) (5,907,230) (14,258,948) (28,909,766) (26,749,803) (3) Financial Guarantees - - - - - - - - - (858,459) (1,135,694) (4) Additional - - - (2,297,817) (2,733,189) (1,335,397) (1,126,157) (2,530,826) - (10,023,386) (6,375,135) Portfolio total at 12/31/2018 2 28,533,128 1 85,868,392 5 4,297,950 2 1,328,633 1 0,158,295 5 ,452,805 6 ,039,564 6 ,128,766 1 4,676,033 5 32,483,566 Existing allowance at 12/31/2018 - (929,342) (542,980) (639,859) (1,015,830) (3,153,781) (6,038,961) (6,128,153) (14,676,033) (34,260,632) Minimum - (929,342) (542,980) (639,859) (1,015,830) (1,635,842) (3,019,782) (4,290,136) (14,676,033) (26,749,803) (3) Financial Guarantees - - - - - - - - - (1,135,694) (4) Additional - - - - - (1,517,939) (3,019,179) (1,838,017) - (6,375,135) (1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy; (2) The balance of non-accrual operations amounts to R$ 20,817,883 (R$ 19,184,803 at 12/31/2018); (3) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet; (4) Related to expected and potential loss. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.29 II – By maturity and risk level 12/31/2019 12/31/2018 AA A B C D E F G H Total Total (1) (2) Overdue Operations Falling due installments - - 1 ,840,381 1 ,907,513 1 ,370,444 1 ,234,225 1 ,842,522 1 ,258,648 3 ,463,583 1 2,917,316 1 2,283,030 01 to 30 - - 7 1,290 8 2,863 6 6,687 6 9,009 6 4,979 6 0,405 1 97,166 6 12,399 6 11,991 31 to 60 - - 69,540 8 2,127 6 4,291 5 3,161 7 8,971 5 3,208 1 74,225 5 75,523 4 34,266 61 to 90 - - 6 6,628 7 7,256 6 4,986 6 8,715 6 8,531 5 5,816 1 84,688 5 86,620 3 73,054 91 to 180 - - 178,086 2 24,176 1 58,594 1 48,454 1 57,532 1 39,108 4 55,587 1 ,461,537 1 ,100,169 181 to 365 - - 262,339 3 33,723 2 56,874 2 17,580 3 36,923 2 33,824 7 01,791 2 ,343,054 1 ,971,090 Over 365 days - - 1 ,192,498 1 ,107,368 7 59,012 6 77,306 1 ,135,586 7 16,287 1 ,750,126 7 ,338,183 7 ,792,460 Overdue installments - - 925,641 1 ,054,747 1 ,208,666 1 ,205,799 1 ,729,986 1 ,905,176 7 ,622,993 1 5,653,008 1 3,370,137 01 to 14 - - 9 ,919 3 4,956 2 7,110 2 1,707 2 6,558 2 5,064 78,564 2 23,878 2 59,407 15 to 30 - - 689,021 1 25,355 1 42,829 1 36,087 1 28,122 6 5,318 2 22,120 1 ,508,852 1 ,049,111 31 to 60 - - 226,701 7 34,907 2 08,691 1 56,984 1 83,833 1 33,014 3 57,261 2 ,001,391 1 ,971,671 61 to 90 - - - 1 16,269 7 16,745 1 34,491 4 04,730 1 68,640 3 10,015 1 ,850,890 2 ,051,328 91 to 180 - - - 4 3,260 1 13,291 7 19,764 9 46,392 1 ,393,577 1 ,258,288 4 ,474,572 3 ,377,994 181 to 365 - - - - - 3 6,766 4 0,351 1 19,563 5 ,229,714 5 ,426,394 4 ,260,810 Over 365 days - - - - - - - - 1 67,031 1 67,031 3 99,816 Subtotal (a) - - 2 ,766,022 2 ,962,260 2 ,579,110 2 ,440,024 3 ,572,508 3 ,163,824 1 1,086,576 2 8,570,324 2 5,653,167 Subtotal - 12/31/2018 - - 2 ,547,000 2 ,671,634 2 ,391,817 1 ,999,077 2 ,539,182 2 ,685,812 1 0,818,645 2 5,653,167 Non-overdue operations Falling due installments 2 59,192,360 1 81,303,587 5 3,411,831 3 2,701,373 1 0,974,222 4 ,130,049 2 ,001,615 5 ,235,282 3 ,083,862 5 52,034,181 5 03,387,078 01 to 30 2 2,981,673 4 2,898,142 8 ,291,902 5 ,731,903 9 27,881 4 69,978 2 38,068 3 45,870 4 64,976 8 2,350,393 7 3,265,700 31 to 60 2 1,459,210 2 0,673,018 4 ,489,993 2 ,973,483 3 55,491 1 28,700 9 4,151 2 34,835 2 28,376 5 0,637,257 4 4,743,534 61 to 90 1 1,789,911 1 3,193,112 3 ,387,749 1 ,772,188 3 03,481 1 40,965 8 8,043 1 12,166 1 56,377 3 0,943,992 2 5,223,558 91 to 180 3 0,329,930 2 5,384,167 7 ,199,525 3 ,530,930 8 27,840 4 67,303 2 06,726 6 31,110 5 26,990 6 9,104,521 6 0,453,560 181 to 365 3 4,101,504 2 4,700,215 8 ,578,043 5 ,306,036 1 ,025,880 6 00,466 2 84,090 1 ,321,987 4 17,810 7 6,336,031 6 4,111,492 Over 365 days 1 38,530,132 5 4,454,933 2 1,464,619 1 3,386,833 7 ,533,649 2 ,322,637 1 ,090,537 2 ,589,314 1 ,289,333 2 42,661,987 2 35,589,234 Overdue up to 14 days 9 07,855 1 ,346,039 3 33,007 2 38,233 1 19,448 1 10,253 5 9,475 3 9,794 88,510 3 ,242,614 3 ,443,321 Subtotal (b) 2 60,100,215 1 82,649,626 5 3,744,838 3 2,939,606 1 1,093,670 4 ,240,302 2 ,061,090 5 ,275,076 3 ,172,372 5 55,276,795 5 06,830,399 Subtotal - 12/31/2018 2 28,533,128 1 85,868,392 5 1,750,950 1 8,656,999 7 ,766,478 3 ,453,728 3 ,500,382 3 ,442,954 3 ,857,388 5 06,830,399 Portfolio total (a + b) 2 60,100,215 1 82,649,626 5 6,510,860 3 5,901,866 1 3,672,780 6 ,680,326 5 ,633,598 8 ,438,900 1 4,258,948 5 83,847,119 5 32,483,566 Existing allowance - (913,248) (565,109) (3,374,873) (4,100,467) (3,339,495) (3,942,956) (8,438,056) (14,258,948) (39,791,611) (34,260,632) Minimum - (913,248) (565,109) (1,077,056) (1,367,278) (2,004,098) (2,816,799) (5,907,230) (14,258,948) (28,909,766) (26,749,803) (3) Financial Guarantees - - - - - - - - - (858,459) (1,135,694) (4) Additional - - - (2,297,817) (2,733,189) (1,335,397) (1,126,157) (2,530,826) - (10,023,386) (6,375,135) Portfolio total at 12/31/2018 2 28,533,128 1 85,868,392 5 4,297,950 2 1,328,633 1 0,158,295 5 ,452,805 6 ,039,564 6 ,128,766 1 4,676,033 5 32,483,566 Existing allowance at 12/31/2018 - (929,342) (542,980) (639,859) (1,015,830) (3,153,781) (6,038,961) (6,128,153) (14,676,033) (34,260,632) Minimum - (929,342) (542,980) (639,859) (1,015,830) (1,635,842) (3,019,782) (4,290,136) (14,676,033) (26,749,803) (3) Financial Guarantees - - - - - - - - - (1,135,694) (4) Additional - - - - - (1,517,939) (3,019,179) (1,838,017) - (6,375,135) (1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy; (2) The balance of non-accrual operations amounts to R$ 20,817,883 (R$ 19,184,803 at 12/31/2018); (3) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet; (4) Related to expected and potential loss. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.29

III – By business sector

	12/31/2019	%	12/31/2018	%
Public Sector	1,190,247	0.2%	1,459,218	0.3%
Private sector	582,656,872	99.8%	531,024,348	99.7%
Companies	281,114,094	48.1%	261,391,558	49.1%
Individuals	301,542,778	51.6%	269,632,790	50.6%
Total	**583,847,119**	**100.0%**	**532,483,566**	**100.0%**

IV - Financial guarantees provided by type

	12/31/2019		12/31/2018	
Type of guarantees	**Portfolio**	**Provision**	**Portfolio**	**Provision**
Endorsements or sureties pledged in legal and administrative tax proceedings	29,460,148	(236,017)	33,898,145	(453,250)
Sundry bank guarantees	24,416,165	(511,311)	20,602,855	(538,071)
Other financial guarantees provided	7,819,329	(70,733)	6,850,411	(89,838)
Tied to the distribution of marketable securities by Public Offering	-	-	40,000	(53)
Restricted to bids, auctions, service provision or execution of works	3,635,813	(25,821)	3,175,398	(15,744)
Restricted to supply of goods	947,671	(13,018)	1,148,559	(32,182)
Restricted to international trade of goods	582,265	(1,559)	508,475	(6,556)
Total	**66,861,391**	**(858,459)**	**66,223,843**	**(1,135,694)**

b) Credit concentration

Loan, lease and other credit operations (*)	12/31/2019		12/31/2018	
	Risk	% of total	Risk	% of total
Largest debtor	5,388,929	0.8	5,192,544	0.9
10 largest debtors	29,340,135	4.5	31,564,115	5.3
20 largest debtors	44,712,341	6.9	47,429,746	7.9
50 largest debtors	71,974,635	11.1	73,355,064	12.3
100 largest debtors	97,705,320	15.1	98,671,905	16.5

(*) The amounts include financial guarantees provided.

Loan, lease and other credit operations and securities of companies and financial institutions (*)	12/31/2019		12/31/2018	
	Risk	% of total	Risk	% of total
Largest debtor	6,509,358	0.8	7,675,413	1.1
10 largest debtors	49,083,757	6.3	43,959,326	6.4
20 largest debtors	76,606,623	9.9	68,262,446	10.0
50 largest debtors	129,688,396	16.7	108,644,813	15.9
100 largest debtors	172,814,089	22.3	143,268,771	21.0

(*) The amounts include financial guarantees provided.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.30

c) Changes in allowance for loan losses and Provision for Financial Guarantees Provided 01/01 to 01/01 to 12/31/2019 12/31/2018 Opening balance (34,260,632) (37,309,465) Net increase for the period (23,907,263) (14,501,245) Minimum (20,263,880) (17,100,572) Financial Guarantees Provided 277,235 813,950 (1) Additional (3,920,618) 1,785,377 Write-Off 18,328,205 17,977,470 Other, mainly foreign exchange 48,079 (427,392) (2) Closing balance (39,791,611) (34,260,632) (3) Minimum (28,909,766) (26,749,803) (4) Financial Guarantees Provided (858,459) (1,135,694) Additional (10,023,386) (6,375,135) (1) Improvement of models of provision for expected loss; (2) The provision for loan losses regarding the lease portfolio amounts to: R$ (272,914) (R$ (272,083) at 12/31/2018); (3) Comprises R$ (272,367) related to change in models, and the impact is offset by a Additional Provision; (4) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet. At 12/31/2019, the balance of the provision regarding the loan portfolio is equivalent to 6.8% (6.4% at 12/31/2018). d) Renegotiation of credits 12/31/2019 12/31/2018 Provision for Provision for (1) (1) % % Portfolio Portfolio Loan Losses Loan Losses Total renegotiated loans 28,050,734 (1 1,017,633) 39.3% 27,325,739 (11,319,920) 41.4% (2) (11,266,369) 3,052,971 27.1% (1 0,672,733) 2 ,704,840 25.3% (-) Renegotiated loans overdue up to 30 days (2) 1 6,784,365 (7,964,662) 47.5% 16,653,006 (8,615,080) 51.7% Renegotiated loans overdue over 30 days (1) The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 97,791 (R$ 112,194 at 12/31/2018); (2) Delays determined upon renegotiation. e) Restricted operations on assets See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002. 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2019 12/31/2018 Over 365 Income Income 31 - 180 181 - 365 Total Total days (expenses) (expenses) Restricted operations on assets Loan operations 145,382 - 8,588,834 8,734,216 9,731,155 668,253 1,216,915 Liabilities - restricted operations on assets Foreign borrowing through securities 145,382 - 8,593,579 8,738,961 9,743,967 (667,901) (1,220,730) Net revenue from restricted operations 352 (3,815) At 12/31/2019 and 12/31/2018 there were no balances in default. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.31 c) Changes in allowance for loan losses and Provision for Financial Guarantees Provided 01/01 to 01/01 to 12/31/2019 12/31/2018 Opening balance (34,260,632) (37,309,465) Net increase for the period (23,907,263) (14,501,245) Minimum (20,263,880) (17,100,572) Financial Guarantees Provided 277,235 813,950 (1) Additional (3,920,618) 1,785,377 Write-Off 18,328,205 17,977,470 Other, mainly foreign exchange 48,079 (427,392) (2) Closing balance (39,791,611) (34,260,632) (3) Minimum (28,909,766) (26,749,803) (4) Financial Guarantees Provided (858,459) (1,135,694) Additional (10,023,386) (6,375,135) (1) Improvement of models of provision for expected loss; (2) The provision for loan losses regarding the lease portfolio amounts to: R$ (272,914) (R$ (272,083) at 12/31/2018); (3) Comprises R$ (272,367) related to change in models, and the impact is offset by a Additional Provision; (4) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet. At 12/31/2019, the balance of the provision regarding the loan portfolio is equivalent to 6.8% (6.4% at 12/31/2018). d) Renegotiation of credits 12/31/2019 12/31/2018 Provision for Provision for (1) (1) % % Portfolio Portfolio Loan Losses Loan Losses Total renegotiated loans 28,050,734 (1 1,017,633) 39.3% 27,325,739 (11,319,920) 41.4% (2) (11,266,369) 3,052,971 27.1% (1 0,672,733) 2 ,704,840 25.3% (-) Renegotiated loans overdue up to 30 days (2) 1 6,784,365 (7,964,662) 47.5% 16,653,006 (8,615,080) 51.7% Renegotiated loans overdue over 30 days (1) The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 97,791 (R$ 112,194 at 12/31/2018); (2) Delays determined upon renegotiation. e) Restricted operations on assets See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002. 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2019 12/31/2018 Over 365 Income Income 31 - 180 181 - 365 Total Total days (expenses) (expenses) Restricted operations on assets Loan operations 145,382 - 8,588,834 8,734,216 9,731,155 668,253 1,216,915 Liabilities - restricted operations on assets Foreign borrowing through securities 145,382 - 8,593,579 8,738,961 9,743,967 (667,901) (1,220,730) Net revenue from restricted operations 352 (3,815) At 12/31/2019 and 12/31/2018 there were no balances in default. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.31

f) Operations of sale or transfers and acquisitions of financial assets

ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred through co-obligation covenants. Thus, such credits continued recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	12/31/2019				12/31/2018			
	Assets		Liabilities [1]		Assets		Liabilities [1]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	1,243,832	1,281,768	1,242,943	1,280,879	1,863,170	1,842,268	1,861,300	1,840,398
Working capital	1,211,389	1,212,648	1,206,871	1,208,130	2,139,753	2,139,753	2,128,077	2,128,077
Other [2]	-	-	1,045	1,045	-	-	3,718	3,718
Total	**2,455,221**	**2,494,416**	**2,450,859**	**2,490,054**	**4,002,923**	**3,982,021**	**3,993,095**	**3,972,193**

(1) Under Other sundry liabilities.
(2) Assignment of operations that had already been written down to losses.

Operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 402,809 in the period from January 1 to December 31, 2019 (R$ 372,209 from January 1 to December 31, 2018), net of the Provision for Loan Losses.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.32

Note 7 – Funding, borrowing and onlending

a) Summary

	12/31/2019					12/31/2018
	0-30	**31-180**	**181-365**	**Over 365 days**	**Total**	**Total**
Deposits	273,099,191	40,514,813	22,910,335	182,157,565	518,681,904	471,640,978
Deposits received under securities repurchase agreements	231,312,289	4,311,439	1,700,182	32,923,929	270,247,839	343,623,423
Funds from acceptance and issuance of securities	4,292,976	31,401,410	15,657,288	92,216,826	143,568,500	111,565,922
Borrowing and onlending	15,520,527	24,765,557	28,287,543	7,818,818	76,392,445	67,947,165
Subordinated debt	2,250	4,096,365	-	55,363,150	59,461,765	49,312,724
Total	**524,227,233**	**105,089,584**	**68,555,348**	**370,480,288**	**1,068,352,453**	**1,044,090,212**
% per maturity term	49.1	9.8	6.4	34.7	100.0	
Total – 12/31/2018	**524,386,504**	**84,766,974**	**67,046,712**	**367,890,022**	**1,044,090,212**	
% per maturity term	50.2	8.1	6.5	35.2	100.0	

b) Deposits

	12/31/2019					12/31/2018
	0-30	**31-180**	**181-365**	**Over 365 days**	**Total**	**Total**
Interest-bearing deposits	**190,255,683**	**40,514,813**	**22,910,335**	**182,157,565**	**435,838,396**	**398,592,488**
Time deposits	44,975,066	38,569,312	22,707,636	182,002,661	288,254,675	259,009,366
Savings accounts	144,562,523	-	-	-	144,562,523	136,908,595
Interbanks	718,094	1,945,501	202,699	154,904	3,021,198	2,674,527
Non-interest bearing deposits	**82,843,508**	**-**	**-**	**-**	**82,843,508**	**73,048,490**
Demand deposits	82,834,059	-	-	-	82,834,059	73,045,763
Other deposits	9,449	-	-	-	9,449	2,727
Total	**273,099,191**	**40,514,813**	**22,910,335**	**182,157,565**	**518,681,904**	**471,640,978**
% per maturity term	52.7	7.8	4.4	35.1	100.0	
Total – 12/31/2018	**249,586,984**	**37,542,095**	**22,823,791**	**161,688,108**	**471,640,978**	
% per maturity term	52.9	8.0	4.8	34.3	100.0	

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.33

c) Deposits received under securities repurchase agreements

	12/31/2019					12/31/2018
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Own portfolio	**69,678,771**	**1,476,145**	**1,340,790**	**2,913,428**	**75,409,134**	**82,296,119**
Government securities	51,503,985	4,688	-	-	51,508,673	50,938,093
Corporate Securities	17,665,084	-	-	-	17,665,084	9,050,801
Own issue	234,955	1,465,609	1,322,361	2,644,496	5,667,421	21,802,632
Foreign	274,747	5,848	18,429	268,932	567,956	504,593
Third-party portfolio	**148,021,089**	**-**	**-**	**-**	**148,021,089**	**181,694,343**
Free portfolio	**13,612,429**	**2,835,294**	**359,392**	**30,010,501**	**46,817,616**	**79,632,961**
Total	**231,312,289**	**4,311,439**	**1,700,182**	**32,923,929**	**270,247,839**	**343,623,423**
% per maturity term	85.6	1.6	0.6	12.2	100.0	
Total – 12/31/2018	**267,052,713**	**9,712,898**	**7,755,536**	**59,102,276**	**343,623,423**	
% per maturity term	77.7	2.8	2.3	17.2	100.0	

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.34

d) Funds from acceptance and issuance of securities 12/31/2019 12/31/2018 0-30 31-180 181-365 Over 365 days Total Total Real estate, mortgage, credit and similar notes 3 ,687,184 2 7,012,014 10,867,340 57,026,119 98,592,657 66,713,777 Financial bills 1 ,705,121 13,237,456 5,886,885 44,603,632 6 5,433,094 3 7,927,302 Real estate credit bills 1,222,759 4,226,204 745,150 1,440,899 7,635,012 9,546,489 Rural credit bills 7 59,304 9,548,354 4 ,235,305 6,661,239 21,204,202 1 8,013,090 Guaranteed real estate bills - - - 4,320,349 4,320,349 1 ,226,896 590,009 4,226,290 4,393,585 34,655,930 43,865,814 42,053,840 Foreign securities Brazil risk note programme 4 ,880 7 08,932 2 07,858 4,430,611 5 ,352,281 3 ,846,193 Structure note issued 1 69,432 610,531 1 ,011,420 3,461,395 5,252,778 5 ,081,922 Bonds 1 52,550 772,517 1,570,277 2 2,266,817 24,762,161 25,216,053 Fixed rate notes 188,311 1,782,725 1 ,280,006 1 ,941,262 5,192,304 4,985,374 Eurobonds 6 4,805 39,431 - 1 2,047 116,283 30,888 Mortgage notes 1 0,031 519 3 ,119 197,530 2 11,199 284,377 Other - 311,635 3 20,905 2 ,346,268 2 ,978,808 2 ,609,033 (*) Funding from Structured Operations Certificates 15,783 1 63,106 3 96,363 5 34,777 1,110,029 2,798,305 Total 4 ,292,976 3 1,401,410 1 5,657,288 9 2,216,826 143,568,500 1 11,565,922 % per maturity term 3.0 21.9 10.9 64.2 100.0 Total – 12/31/2018 2,283,036 18,713,095 12,409,721 78,160,070 1 11,565,922 % per maturity term 2.0 16.8 11.1 70.1 100.0 (*) As of 12/31/2019, the market value of the funding from Structured Operations Certificates issued is R$ 1,204,170 (R$ 2,902,392 at 12/31/2018). Guaranteed Real Estate Notes Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system. The “Instrument of LIG Issue”, which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com- investidores, section Menu / Relatórios / Letra Imobiliária Garantida (LIG). I – Breakdown of Asset Portfolio The credit portfolio linked to LIGs corresponds to 0.35% of ITAÚ UNIBANCO HOLDING PRUDENTIAL’s total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section Menu / Relatórios / Letra Imobiliária Garantida (LIG). 12/31/2019 12/31/2018 Real state loans 5,001,445 1,204,299 Government securities - Brazil 287,456 229,471 Total asset portfolio 5,288,901 1,433,770 Total adjusted asset portfolio 5,275,198 1,433,770 Liabilities for issue of LIGs 4,320,349 1,226,896 Remuneration of the Fiduciary Agent 387 128 II - Requirements of asset portfolio 12/31/2019 12/31/2018 Breakdown 94.8% 84.0% Sufficiency Notional amount 122.1% 116.8% Present value under stress 124.7% 114.4% Weighted average term Of the asset portfolio 118.5 monthly 37.4 monthly Of outstandings LIGs 32.4 monthly 36 monthly Liquidity Net assets 287,456 229,471 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.35 d) Funds from acceptance and issuance of securities 12/31/2019 12/31/2018 0-30 31-180 181-365 Over 365 days Total Total Real estate, mortgage, credit and similar notes 3 ,687,184 2 7,012,014 10,867,340 57,026,119 98,592,657 66,713,777 Financial bills 1 ,705,121 13,237,456 5,886,885 44,603,632 6 5,433,094 3 7,927,302 Real estate credit bills 1,222,759 4,226,204 745,150 1,440,899 7,635,012 9,546,489 Rural credit bills 7 59,304 9,548,354 4 ,235,305 6,661,239 21,204,202 1 8,013,090 Guaranteed real estate bills - - - 4,320,349 4,320,349 1 ,226,896 590,009 4,226,290 4,393,585 34,655,930 43,865,814 42,053,840 Foreign securities Brazil risk note programme 4 ,880 7 08,932 2 07,858 4,430,611 5 ,352,281 3 ,846,193 Structure note issued 1 69,432 610,531 1 ,011,420 3,461,395 5,252,778 5 ,081,922 Bonds 1 52,550 772,517 1,570,277 2 2,266,817 24,762,161 25,216,053 Fixed rate notes 188,311 1,782,725 1 ,280,006 1 ,941,262 5,192,304 4,985,374 Eurobonds 6 4,805 39,431 - 1 2,047 116,283 30,888 Mortgage notes 1 0,031 519 3 ,119 197,530 2 11,199 284,377 Other - 311,635 3 20,905 2 ,346,268 2 ,978,808 2 ,609,033 (*) Funding from Structured Operations Certificates 15,783 1 63,106 3 96,363 5 34,777 1,110,029 2,798,305 Total 4 ,292,976 3 1,401,410 1 5,657,288 9 2,216,826 143,568,500 1 11,565,922 % per maturity term 3.0 21.9 10.9 64.2 100.0 Total – 12/31/2018 2,283,036 18,713,095 12,409,721 78,160,070 1 11,565,922 % per maturity term 2.0 16.8 11.1 70.1 100.0 (*) As of 12/31/2019, the market value of the funding from Structured Operations Certificates issued is R$ 1,204,170 (R$ 2,902,392 at 12/31/2018). Guaranteed Real Estate Notes Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system. The “Instrument of LIG Issue”, which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com- investidores, section Menu / Relatórios / Letra Imobiliária Garantida (LIG). I – Breakdown of Asset Portfolio The credit portfolio linked to LIGs corresponds to 0.35% of ITAÚ UNIBANCO HOLDING PRUDENTIAL’s total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section Menu / Relatórios / Letra Imobiliária Garantida (LIG). 12/31/2019 12/31/2018 Real state loans 5,001,445 1,204,299 Government securities - Brazil 287,456 229,471 Total asset portfolio 5,288,901 1,433,770 Total adjusted asset portfolio 5,275,198 1,433,770 Liabilities for issue of LIGs 4,320,349 1,226,896 Remuneration of the Fiduciary Agent 387 128 II - Requirements of asset portfolio 12/31/2019 12/31/2018 Breakdown 94.8% 84.0% Sufficiency Notional amount 122.1% 116.8% Present value under stress 124.7% 114.4% Weighted average term Of the asset portfolio 118.5 monthly 37.4 monthly Of outstandings LIGs 32.4 monthly 36 monthly Liquidity Net assets 287,456 229,471 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.35

e) **Borrowing and onlending**

	12/31/2019					12/31/2018
	0-30	31-180	181-365	Over 365 days	Total	Total
Borrowing	**9,799,544**	**23,753,511**	**27,099,657**	**4,091,824**	**64,744,536**	**50,040,365**
In Brazil	2,299,287	-	1,664	-	2,300,951	2,783,915
Foreign [(*)]	7,500,257	23,753,511	27,097,993	4,091,824	62,443,585	47,256,450
Onlending - Domestic – official institutions	**5,720,983**	**1,012,046**	**1,187,886**	**3,726,994**	**11,647,909**	**17,906,800**
BNDES	3,449,142	271,967	279,319	1,090,790	5,091,218	8,107,075
FINAME	2,270,186	641,887	658,359	2,156,567	5,726,999	9,117,787
Other	1,655	98,192	250,208	479,637	829,692	681,938
Total	**15,520,527**	**24,765,557**	**28,287,543**	**7,818,818**	**76,392,445**	**67,947,165**
% per maturity term	20.3	32.4	37.0	10.3	**100.0**	
Total – 12/31/2018	**5,461,676**	**18,481,012**	**24,034,459**	**19,970,018**	**67,947,165**	
% per maturity term	8.0	27.2	35.4	29.4	**100.0**	

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.36

f) Subordinated debt, including perpetual debts

	12/31/2019					12/31/2018
	0-30	31-180	181-365	Over 365	Total	Total
Financial treasury bills	2,250	48,715	-	5,038,473	5,089,438	4,902,470
Euronotes	-	4,048,393	-	27,903,001	31,951,394	30,734,953
(-) Transaction costs incurred (Note 3b)	-	(743)	-	(24,813)	(25,556)	(37,089)
Bonds	-	-	-	5,794,322	5,794,322	6,010,820
Debt instruments eligible as capital	-	-	-	16,652,167	16,652,167	7,701,570
Grand total	**2,250**	**4,096,365**	**-**	**55,363,150**	**59,461,765**	**49,312,724**
% per maturity date	0.0	6.9	0.0	93.1	**100.0**	
Total – 12/31/2018	**2,095**	**317,874**	**23,205**	**48,969,550**	**49,312,724**	
% per maturity date	0.0	0.7	0.0	99.3	**100.0**	

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.37

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated financial bills - BRL (*)					
	1,000	2012	2020	111% of CDI	2,250
	20,000			IPCA + 6% to 6.17%	48,716
	6,000	2011	2021	109.25% to 110.5% of CDI	14,022
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	4,994,259
	20,000			IGPM + 4.63%	30,191
				Total	**5,089,438**
Subordinated euronotes - USD (*)					
	1,000,000	2010	2020	6.2%	4,047,650
	1,000,000		2021	5.75%	4,153,281
	750,000	2011	2021	5.75% to 6.2%	3,033,000
	550,000	2012	2021	6.2%	2,216,885
	2,625,000		2022	5.5% to 5.65%	10,774,785
	1,870,000		2023	5.13%	7,578,313
	20,000	2017		6.12%	80,875
	10,000	2018		6.5%	41,049
				Total	**31,925,838**
Subordinated bonds - CLP	27,775,680	1997	2022	7.45% to 8.30%	77,914
	177,559,956	2008	2033	3.50% to 4.92%	1,099,151
	97,962,123	2009	2035	4.75%	814,262
	1,060,249,500	2010	2032	4.35%	79,191
	1,060,249,500		2035	3.90% to 3.96%	182,263
	1,060,249,500		2036	4.48%	867,518
	1,060,249,500		2038	3.9%	631,852
	1,060,249,500		2040	4.15% to 4.29%	486,573
	1,060,249,500		2042	4.45%	237,246
	46,625,140	2014	2034	3.8%	309,303
				Total	**4,785,273**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	131,860
	146,000		2028	IPC + 2%	181,535
	510,107	2014	2024	LIB	695,654
				Total	**1,009,049**
Debt instruments eligible as capital - USD					
	1,230,000	2017	Perpetual	6.12%	4,973,788
	740,000	2018	Perpetual	6.5%	3,037,650
	750,000	2019	2029	4.5%	3,038,140
				Total	**11,049,578**
Debt instruments eligible as capital - BRL	2,125,100	2019	Perpetual	114 % of SELIC	2,264,912
	924,900			SELIC + 1.17% to 1.19%	989,337
	50,000		2028	CDI + 0.72%	50,374
	2,280,200		2029	CDI + 0.75%	2,297,966
				Total	**5,602,589**
Total					**59,461,765**

(*) Reference Equity on December 31, 2019 includes subordinated debts approved by BACEN prior to Resolution 4,192, of March 1, 2013, in the amount of R$ 36,626,970.

In November 2019, ITAÚ UNIBANCO HOLDING issued in the international market US$ 750,000 in Subordinated Notes, equivalent to R$ 3,023,025 at December 31, 2019, and in the local market R$ 2,330,200 in Subordinated Financial Bills. There is a repurchase option for these subordinated debts as from 2024 and they are subject to approval by the Central Bank of Brazil for composition of Capital Tier II of ITAÚ UNIBANCO HOLDING PRUDENTIAL, with an estimated increase of 0.6 p.p. in its Total Capital.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.38

Note 8 – Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING PRUDENTIAL may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits: In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING PRUDENTIAL, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING PRUDENTIAL recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING PRUDENTIAL has already accepted its terms. The agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF), with the legal actions accordingly being cancelled. Savers have 24 months from May 22, 2018 to accept the settlement. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.39 Note 8 – Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING PRUDENTIAL may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits: In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING PRUDENTIAL, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING PRUDENTIAL recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING PRUDENTIAL has already accepted its terms. The agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF), with the legal actions accordingly being cancelled. Savers have 24 months from May 22, 2018 to accept the settlement. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.39

II- Labor claims

Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

III- Other Risks

These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Below are the changes in civil, labor and other Risks provisions:

	01/01 to 12/31/2019				01/01 to 12/31/2018
	Civil	Labor	Other	Total	Total
Opening balance	**4,355,908**	**6,701,611**	**572,360**	**11,629,879**	**12,477,739**
(-) Provisions guaranteed by indemnity clauses (Note 3m)	(226,179)	(952,833)	-	(1,179,012)	(1,236,303)
Subtotal	**4,129,729**	**5,748,778**	**572,360**	**10,450,867**	**11,241,436**
Monetary restatement/charges	121,384	1,013,258	-	1,134,642	633,906
Changes in the period reflected in results (Note 9g and 9i)	704,283	3,158,968	402,381	4,265,632	2,718,232
Increase	1,151,277	3,312,237	434,705	4,898,219	3,333,351
Reversal	(446,994)	(153,269)	(32,324)	(632,587)	(615,119)
Payment	(1,610,406)	(2,400,296)	-	(4,010,702)	(4,142,709)
Subtotal	**3,344,990**	**7,520,708**	**974,741**	**11,840,439**	**10,450,864**
(+) Provisions guaranteed by indemnity clauses (Note 3m)	216,209	976,548	-	1,192,757	1,179,012
Closing balance (Note 9d)	**3,561,199**	**8,497,256**	**974,741**	**13,033,196**	**11,629,879**
Closing balance at 12/31/2018	**4,355,908**	**6,701,611**	**572,360**	**11,629,879**	

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.40

IV- Tax and social security lawsuits

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax arguments, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	01/01 to 12/31/2019			01/01 to 12/31/2018
	Legal obligation (Note 10c)	Tax lawsuits (Note 9d)	Total	Total
Opening balance	**4,024,721**	**2,020,494**	**6,045,215**	**6,182,223**
(-) Provisions guaranteed by indemnity clauses (Note 3m)	-	(68,178)	(68,178)	(66,190)
Subtotal	**4,024,721**	**1,952,316**	**5,977,037**	**6,116,033**
Monetary restatement / charges	128,521	509,518	638,039	338,843
Changes in the period reflected in results	184,178	740,405	924,583	(233,028)
Increase	190,825	829,371	1,020,196	356,014
Reversal	(6,647)	(88,966)	(95,613)	(589,042)
Payment	(5,913)	(144,436)	(150,349)	(244,810)
Subtotal	**4,331,507**	**3,057,803**	**7,389,310**	**5,977,038**
(+) Provisions guaranteed by indemnity clauses (Note 3m)	-	69,645	69,645	68,177
Closing balance	**4,331,507**	**3,127,448**	**7,458,955**	**6,045,215**
Closing balance at 12/31/2018	**4,024,721**	**2,020,494**	**6,045,215**	

The main discussions related to Tax and Lawsuits and Legal Obligations are described below:

- INSS – Non-compensatory Amounts – R$ 1,867,090: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the court deposit is R$ 671,478;
- CSLL – Isonomy – R$ 1,381,879: the company is discussing the lack of constitutional support for the increase, established by Law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,371,793;
- PIS and COFINS – Calculation basis – R$ 613,114: the company is challenging the levy of PIS and COFINS on revenue, which should be understood as revenue from the sales of assets and services. The balance of the court deposit is R$ 610,658;

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.41

c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 3,987,810 (R$ 3,627,545 at December 31, 2018), and in this amount there are no values arising from interest in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 251,434 (R$ 176,905 at December 31, 2018). II - Tax proceedings The tax proceedings of possible loss totaled R$ 26,658,027, and the main cases are described below: · INSS – Non-compensatory amounts – R$ 4,929,740: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,114,848: the deductibility of funding expenses (DI), related to funds that were capitalized between Group companies, is being challenged; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,307,068: the deductibility of goodwill with future expected profitability on the acquisition of investments; · ISS – Banking Activities – R$ 3,206,842: the levy and/or payment place of ISS for certain banking revenues are discussed; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,198,578: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,435,666: cases in which the liquidity and the ability of offset credits are discussed; · IRPJ and CSLL – Disallowance of Losses – R$ 1,138,897: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision. · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 685,400: assessments to require thepayment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.42 c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 3,987,810 (R$ 3,627,545 at December 31, 2018), and in this amount there are no values arising from interest in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 251,434 (R$ 176,905 at December 31, 2018). II - Tax proceedings The tax proceedings of possible loss totaled R$ 26,658,027, and the main cases are described below: · INSS – Non-compensatory amounts – R$ 4,929,740: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,114,848: the deductibility of funding expenses (DI), related to funds that were capitalized between Group companies, is being challenged; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,307,068: the deductibility of goodwill with future expected profitability on the acquisition of investments; · ISS – Banking Activities – R$ 3,206,842: the levy and/or payment place of ISS for certain banking revenues are discussed; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,198,578: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,435,666: cases in which the liquidity and the ability of offset credits are discussed; · IRPJ and CSLL – Disallowance of Losses – R$ 1,138,897: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision. · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 685,400: assessments to require thepayment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.42

d) Accounts receivables – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 971,103 (R$ 992,215 at 12/31/2018) (Note 9a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims.

e) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING PRUDENTIAL and basically consist of:

	12/31/2019				12/31/2018
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 9a)	1,491,989	2,325,977	9,809,016	13,626,982	12,646,213
Quotas	593,278	401,530	82,809	1,077,617	2,027,322
Surety	54,008	63,170	2,632,469	2,749,647	1,769,490
Insurance bond	1,635,387	896,481	11,528,335	14,060,203	11,582,879
Guarantee by government securities	13,325	-	79,039	92,364	538,885
Total	**3,787,987**	**3,687,158**	**24,131,668**	**31,606,813**	**28,564,789**

ITAÚ UNIBANCO HOLDING PRUDENTIAL's provisions for judicial and administrative challenges are longterm, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING PRUDENTIAL is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.43

Note 9 - Breakdown of accounts

a) Other receivables

	12/31/2019	12/31/2018
Foreign exchange portfolio (Note 9b)	96,776,875	87,723,555
Deferred tax assets (Note 10bI)	44,337,017	38,259,465
Escrow - contingencies, provisions and legal obligations (Note 8b)	13,626,982	12,646,213
Negotiation and intermediation of securities	26,593,428	15,585,358
Taxes and contributions for offsetting	10,049,439	8,995,868
Sundry - in Brazil	2,785,709	1,481,905
Income receivable	3,092,575	2,914,698
Operations without credit granting characteristics, net of provisions	3,749,416	3,218,855
Post-employment benefits plan assets (Note 15e)	716,967	728,934
Net amount receivables from reimbursement of provisions (Note 8d)	971,103	992,215
Sundry - foreign	631,295	993,841
Other	3,028,734	2,846,007
Total	**206,359,540**	**176,386,914**

b) Foreign exchange portfolio

	12/31/2019	12/31/2018
Assets - other receivables	**96,776,875**	**87,723,555**
Exchange purchase pending settlement – foreign currency	42,594,897	39,837,585
Bills of exchange and term documents – foreign currency	14,134	17,347
Exchange sale rights – local currency	54,423,971	48,144,429
(Advances received) – local currency	(256,127)	(275,806)
Liabilities – other liabilities (Note 2a)	**98,001,572**	**88,350,787**
Exchange sales pending settlement – foreign currency	55,077,425	48,291,740
Liabilities from purchase of foreign currency – local currency	42,720,001	39,856,711
Other	204,146	202,336
Memorandum accounts	**3,200,880**	**2,009,985**
Outstanding import credits – foreign currency	1,640,491	665,306
Confirmed export credits – foreign currency	1,560,389	1,344,679

c) Prepaid expenses

	12/31/2019	12/31/2018
Publicity and advertising	531,131	617,812
Commissions related to software maintenance	527,759	393,486
Commissions	251,753	239,347
Related to payroll loans	50,697	60,999
Related to vehicle financing	21,203	13,851
Other	179,853	164,497
Credit Card Operating Expenses	955,692	157,652
Legal Protection Insurance	113,099	96,566
Municipal Tax	11,068	5,388
Other	530,183	520,430
Total	**2,920,685**	**2,030,681**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.44

d) **Other liabilities - Sundry**

	12/31/2019	12/31/2018
Foreign exchange portfolio (Note 9b)	98,001,572	88,350,787
Payment Transactions	38,565,978	37,520,275
Provisions for civil, labor, other risks and tax lawsuits (Note 8b)	16,160,644	13,650,373
Tax and social security obligations (Notes 3m and 10c)	15,896,831	13,188,464
Negotiation and intermediation of securities	18,045,088	9,264,826
Transactions related to credit assignments (Note 6f)	2,450,859	3,993,095
Negotiation and intermediation of securities	224,434	309,271
Social and statutory	4,826,374	3,928,404
Sundry creditors - foreign	3,477,191	2,891,944
Provisions for sundry payments	3,062,279	3,205,017
Sundry creditors - in Brazil	1,955,730	2,239,823
Personnel provision	1,602,245	1,636,496
Provision financial guarantees provided (Note 6c)	858,459	1,135,694
Funds to be released	1,469,723	1,331,856
Liabilities for official agreements and rendering of payment services	1,113,751	1,155,177
Retirement plan liabilities (Note 15e)	1,799,924	696,503
Other	6,598,008	6,224,166
Total	**216,109,090**	**190,722,171**

e) **Banking service fees**

	01/01 to 12/31/2019	01/01 to 12/31/2018
Credit and debit cards	11,475,260	11,671,423
Asset management	6,698,749	5,740,208
Funds	5,998,890	5,059,277
Consortia	699,859	680,931
Loan operations and financial guarantees provided	1,769,077	1,827,636
Loan operations	398,967	356,709
Financial guarantees provided	1,370,110	1,470,927
Receipt services	1,855,261	1,799,645
Charge services	1,564,248	1,531,295
Collection services	291,013	268,350
Current account	738,915	703,470
Other	3,394,204	3,077,258
Custody and management of portfolio	499,431	434,597
Economic and financial advisory	1,198,424	780,087
Other services	1,696,349	1,862,574
Total	**25,931,466**	**24,819,640**

f) **Income from bank charges**

	01/01 to 12/31/2019	01/01 to 12/31/2018
Service packages	6,551,776	6,486,449
Credit cards – annual fees and other services	4,018,652	3,840,477
Loan operations / registration	1,241,345	839,054
Earnings from securities brokerage	958,953	848,218
Transfer of funds	444,753	396,554
Deposit account	229,386	213,287
Total	**13,444,865**	**12,624,039**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.45

g) **Personnel expenses**

	01/01 to 12/31/2019	01/01 to 12/31/2018
Compensation	(8,094,846)	(8,825,897)
Employees' profit sharing	(4,476,912)	(3,927,821)
Social benefits	(4,269,689)	(3,739,088)
Charges	(3,208,948)	(2,966,406)
Labor claims and termination of employees	(4,596,168)	(2,380,871)
Share-based payment (Note 12g)	(241,856)	(225,488)
Training	(171,556)	(247,289)
Total	**(25,059,975)**	**(22,312,860)**

h) **Other administrative expenses**

	01/01 to 12/31/2019	01/01 to 12/31/2018
Third-party services	(4,651,570)	(4,456,718)
Data processing and telecommunications	(4,205,486)	(4,191,482)
Installations	(3,489,713)	(3,524,569)
Depreciation and amortization	(2,807,391)	(2,660,641)
Advertising, promotions and publicity	(1,135,551)	(1,283,897)
Financial system services	(827,476)	(822,112)
Security	(742,481)	(753,234)
Transportation	(360,544)	(347,863)
Materials	(328,322)	(326,650)
Travel expenses	(231,295)	(226,361)
Other	(1,142,925)	(1,265,362)
Total	**(19,922,754)**	**(19,858,889)**

i) **Other operating expenses**

	01/01 to 12/31/2019	01/01 to 12/31/2018
Selling - credit cards	(4,520,291)	(3,974,366)
Amortization of goodwill	(1,213,521)	(3,212,965)
Operations without no credit granting characteristics, net of provision	(693,128)	(1,755,941)
Provision for lawsuits (Note 8b)	(1,918,830)	(481,129)
Civil	(704,283)	(319,783)
Tax and social security obligations	(812,166)	261,151
Other	(402,381)	(422,497)
Claims	(522,131)	(397,291)
Refund of interbank costs	(332,969)	(290,888)
Impairment	(58,248)	(167,523)
Other	(1,511,209)	(1,837,795)
Total	**(10,770,327)**	**(12,117,898)**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.46

Note 10 - Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% Social contribution on net income 15.00% (*) 0.65% PIS (*) 4.00% COFINS ISS up to 5.00% (*) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, which will be 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%. a) Expenses for taxes and contributions I - Breakdown of Income tax and social contribution calculation: 01/01 to 01/01 to Due on operations for the period 12/31/2019 12/31/2018 2 9,692,271 28,627,984 Income before income tax and social contribution (11,876,908) (12,882,593) Charges (income tax and social contribution) at the rates in effect Increase/decrease to income tax and social contribution charges arising from: Investments in affiliates and jointly controlled entities 2,220,949 2 ,592,888 6 17,778 3,161,491 Foreign exchange variation on investments abroad Interest on capital 3,037,037 3,748,950 Dividends and interest on external debt securities 528,541 468,567 (*) Other nondeductible expenses net of non taxable income (3,066,899) (506,890) Income tax and social contribution expenses (8,539,502) (3,417,587) Related to temporary differences 6,043,192 (1,777,127) Increase (reversal) for the period Increase (reversal) of prior periods (8 8,736) 1 00,710 (Expenses)/Income from deferred taxes 5 ,954,456 (1,676,417) Total income tax and social contribution expenses (2,585,046) (5 ,094,004) (*) Includes temporary (additions) and exclusions. II - Tax expenses: 01/01 to 01/01 to 12/31/2019 12/31/2018 PIS and COFINS (5,055,835) (4,217,053) ISS (1,372,617) (1,275,499) Other (561,246) (660,564) Total (6,989,698) (6,153,116) III- Tax effects on foreign exchange management of investments abroad In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedging), as mentioned in Note 18b. The results of these transactions are included in the calculation base of income tax and social contribution, in accordance with their nature, but the foreign exchange variations on investments abroad are not included, pursuant to the tax legislation. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.47 Note 10 - Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% Social contribution on net income 15.00% (*) 0.65% PIS (*) 4.00% COFINS ISS up to 5.00% (*) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, which will be 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%. a) Expenses for taxes and contributions I - Breakdown of Income tax and social contribution calculation: 01/01 to 01/01 to Due on operations for the period 12/31/2019 12/31/2018 2 9,692,271 28,627,984 Income before income tax and social contribution (11,876,908) (12,882,593) Charges (income tax and social contribution) at the rates in effect Increase/decrease to income tax and social contribution charges arising from: Investments in affiliates and jointly controlled entities 2,220,949 2 ,592,888 6 17,778 3,161,491 Foreign exchange variation on investments abroad Interest on capital 3,037,037 3,748,950 Dividends and interest on external debt securities 528,541 468,567 (*) Other nondeductible expenses net of non taxable income (3,066,899) (506,890) Income tax and social contribution expenses (8,539,502) (3,417,587) Related to temporary differences 6,043,192 (1,777,127) Increase (reversal) for the period Increase (reversal) of prior periods (8 8,736) 1 00,710 (Expenses)/Income from deferred taxes 5 ,954,456 (1,676,417) Total income tax and social contribution expenses (2,585,046) (5 ,094,004) (*) Includes temporary (additions) and exclusions. II - Tax expenses: 01/01 to 01/01 to 12/31/2019 12/31/2018 PIS and COFINS (5,055,835) (4,217,053) ISS (1,372,617) (1,275,499) Other (561,246) (660,564) Total (6,989,698) (6,153,116) III- Tax effects on foreign exchange management of investments abroad In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedging), as mentioned in Note 18b. The results of these transactions are included in the calculation base of income tax and social contribution, in accordance with their nature, but the foreign exchange variations on investments abroad are not included, pursuant to the tax legislation. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.47

b) Deferred taxes I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows: (2) Origin Deferred Tax Assets Realization / 12/31/2019 12/31/2018 12/31/2018 Increase 12/31/2019 12/31/2018 Reversal Reflected in income 36,690,151 (12,578,398) 18,467,243 42,578,996 42,416,568 Allowance for loan losses 59,920,076 54,955,983 20,794,694 (4,712,145) 9,838,813 25,921,362 24,297,848 Related to tax losses and social contribution loss carryforwards 3,607,986 (2,338,230) 147,854 1,417,610 5,237,691 Provision for profit sharing 4,963,622 4,785,882 1,804,621 (1,804,621) 2,089,438 2,089,438 1,265,489 Provision for devaluation of securities with permanent impairment 3,019,297 3,469,032 1,385,944 (711,251) 683,991 1,358,684 1,625,870 Adjustment to Market Value of Trading Securities and Derivative Financial Instruments 152,711 251,412 112,463 (112,463) 68,372 68,372 474,772 Adjustments of operations carried out on the futures settlement market 190,950 244,883 105,210 (105,210) 87,927 87,927 228,851 Goodwill on purchase of investments 1,206,087 1,650,415 472,056 (239,179) 69,031 301,908 606,123 Provision 13,781,089 11,245,150 4,382,187 (1,553,610) 3,191,681 6,020,258 4,847,746 Civil lawsuits 3,344,990 4,006,864 1,562,588 (643,101) 470,361 1,389,848 1,775,085 Labor claims 7,308,652 5,217,792 2,011,401 (785,403) 1,997,061 3,223,059 2,061,222 Tax and social security obligations 3,127,447 2,020,494 808,198 (125,106) 724,259 1,407,351 1,011,439 Legal liabilities 1,510,375 1,187,173 525,505 (11,042) 145,462 659,925 382,996 Other non-deductible provisions 10,655,785 8,795,382 3,499,485 (990,647) 2,144,674 4,653,512 3,449,182 Reflected in stockholders’ equity 1,569,314 (251,371) 440,078 1,758,021 2,044,826 Adjustment to market value of available-for-sale securities 93,679 433,890 177,165 (146,682) 11,764 42,247 939,252 Cash flow hedge 2,640,953 2,872,208 1,288,953 (104,689) 131,002 1,315,266 1,104,146 Post-employment benefits 891,312 257,989 103,196 - 297,312 400,508 1,428 (1) Total 9 9,025,936 9 0,149,399 38,259,465 (12,829,769) 18,907,321 44,337,017 44,461,394 Social contribution for offsetting arising from Option established in article 8º of Provisional 602,920 (540,489) - 6 2,431 6 04,145 Measure nº. 2,158-35 of August 24, 2001 (1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. (2) The deferred tax asset balance comprises its annual revaluation and effects caused by EC 103/19 in tax rate of the Social Contribution on Net Income (CSLL), which was increased from 15% to 20%, reaching the provisions set st st forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 2,797,490. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.48 b) Deferred taxes I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows: (2) Origin Deferred Tax Assets Realization / 12/31/2019 12/31/2018 12/31/2018 Increase 12/31/2019 12/31/2018 Reversal Reflected in income 36,690,151 (12,578,398) 18,467,243 42,578,996 42,416,568 Allowance for loan losses 59,920,076 54,955,983 20,794,694 (4,712,145) 9,838,813 25,921,362 24,297,848 Related to tax losses and social contribution loss carryforwards 3,607,986 (2,338,230) 147,854 1,417,610 5,237,691 Provision for profit sharing 4,963,622 4,785,882 1,804,621 (1,804,621) 2,089,438 2,089,438 1,265,489 Provision for devaluation of securities with permanent impairment 3,019,297 3,469,032 1,385,944 (711,251) 683,991 1,358,684 1,625,870 Adjustment to Market Value of Trading Securities and Derivative Financial Instruments 152,711 251,412 112,463 (112,463) 68,372 68,372 474,772 Adjustments of operations carried out on the futures settlement market 190,950 244,883 105,210 (105,210) 87,927 87,927 228,851 Goodwill on purchase of investments 1,206,087 1,650,415 472,056 (239,179) 69,031 301,908 606,123 Provision 13,781,089 11,245,150 4,382,187 (1,553,610) 3,191,681 6,020,258 4,847,746 Civil lawsuits 3,344,990 4,006,864 1,562,588 (643,101) 470,361 1,389,848 1,775,085 Labor claims 7,308,652 5,217,792 2,011,401 (785,403) 1,997,061 3,223,059 2,061,222 Tax and social security obligations 3,127,447 2,020,494 808,198 (125,106) 724,259 1,407,351 1,011,439 Legal liabilities 1,510,375 1,187,173 525,505 (11,042) 145,462 659,925 382,996 Other non-deductible provisions 10,655,785 8,795,382 3,499,485 (990,647) 2,144,674 4,653,512 3,449,182 Reflected in stockholders’ equity 1,569,314 (251,371) 440,078 1,758,021 2,044,826 Adjustment to market value of available-for-sale securities 93,679 433,890 177,165 (146,682) 11,764 42,247 939,252 Cash flow hedge 2,640,953 2,872,208 1,288,953 (104,689) 131,002 1,315,266 1,104,146 Post-employment benefits 891,312 257,989 103,196 - 297,312 400,508 1,428 (1) Total 9 9,025,936 9 0,149,399 38,259,465 (12,829,769) 18,907,321 44,337,017 44,461,394 Social contribution for offsetting arising from Option established in article 8º of Provisional 602,920 (540,489) - 6 2,431 6 04,145 Measure nº. 2,158-35 of August 24, 2001 (1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. (2) The deferred tax asset balance comprises its annual revaluation and effects caused by EC 103/19 in tax rate of the Social Contribution on Net Income (CSLL), which was increased from 15% to 20%, reaching the provisions set st st forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 2,797,490. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.48

II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2018	Realization / Reversal	Increase	12/31/2019
Reflected in income	**5,364,623**	**(3,385,857)**	**3,260,087**	**5,238,853**
Depreciation in excess – leasing	345,754	(144,088)	-	201,666
Restatement of escrow deposits for legal obligations and provision	1,212,512	(22,884)	207,310	1,396,938
Post-employment benefits	286,900	(55,584)	50,487	281,803
Adjustment to market value of trading securities and derivative financial instruments	2,007,291	(2,007,291)	1,255,699	1,255,699
Adjustments of operations carried out on the futures settlement market	1,020,024	(1,020,024)	1,460,419	1,460,419
Other	492,142	(135,986)	286,172	642,328
Reflected in stockholders' equity	**116,398**	**(91,121)**	**18,331**	**43,608**
Adjustment to market value of available-for-sale securities	109,832	(90,996)	15,267	34,103
Post-employment benefits	6,566	(125)	3,064	9,505
Total	**5,481,021**	**(3,476,978)**	**3,278,418**	**5,282,461**

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.49

III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Year of realization contribution income tax % % Temporary taxes % contribution loss % Total % % for offset and social differences carryforwards contribution 2020 1 3,940,797 32% 9 05,618 64% 1 4,846,415 33% 2 7,945 45% (1,621,391) 30% 1 3,252,969 34% 2021 1 0,659,578 25% 9 5,322 7% 1 0,754,900 24% 2 9,245 47% (648,100) 12% 1 0,136,045 26% 2022 6 ,715,019 16% 17,282 1% 6 ,732,301 15% 5 ,241 8% (305,119) 6% 6 ,432,423 16% 2023 4 ,689,693 11% 10,522 1% 4 ,700,215 11% - 0% (186,270) 4% 4 ,513,945 12% 2024 1 ,838,624 4% 1 89,447 13% 2 ,028,071 5% - 0% (365,857) 7% 1 ,662,214 4% after 2024 5 ,075,696 12% 1 99,419 14% 5 ,275,115 12% - 0% (2,155,724) 41% 3 ,119,391 8% Total 4 2,919,407 100% 1 ,417,610 100% 4 4,337,017 100% 6 2,431 100% (5,282,461) 100% 3 9,116,987 100% (*) Present value 4 0,366,217 1,336,675 41,702,892 60,382 (4,793,644) 3 6,969,630 (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV- At December 31, 2018, temporary effects brought by Law nº. 13,169/2015 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were accounted based on their likelihood of realization. At December 31, 2019, deferred tax assets not accounted for correspond to R$ 605,351 and result from Management’s evaluation of their perspectives of realization in the long term (there are no unaccounted deferred tax assets at 12/31/2018). c) Tax and social security contributions 12/31/2019 12/31/2018 3,863,636 1,489,983 Taxes and contributions on income payable Other Taxes and Contributions payable 2,419,227 2,192,739 5,282,461 5,481,021 Provision for deferred income tax and social contribution (Note 10b II) Legal liabilities (Note 8b IV) 4,331,507 4,024,721 Total (Note 9d) 15,896,831 13,188,464 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.50 III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Year of realization contribution income tax % % Temporary taxes % contribution loss % Total % % for offset and social differences carryforwards contribution 2020 1 3,940,797 32% 9 05,618 64% 1 4,846,415 33% 2 7,945 45% (1,621,391) 30% 1 3,252,969 34% 2021 1 0,659,578 25% 9 5,322 7% 1 0,754,900 24% 2 9,245 47% (648,100) 12% 1 0,136,045 26% 2022 6 ,715,019 16% 17,282 1% 6 ,732,301 15% 5 ,241 8% (305,119) 6% 6 ,432,423 16% 2023 4 ,689,693 11% 10,522 1% 4 ,700,215 11% - 0% (186,270) 4% 4 ,513,945 12% 2024 1 ,838,624 4% 1 89,447 13% 2 ,028,071 5% - 0% (365,857) 7% 1 ,662,214 4% after 2024 5 ,075,696 12% 1 99,419 14% 5 ,275,115 12% - 0% (2,155,724) 41% 3 ,119,391 8% Total 4 2,919,407 100% 1 ,417,610 100% 4 4,337,017 100% 6 2,431 100% (5,282,461) 100% 3 9,116,987 100% (*) Present value 4 0,366,217 1,336,675 41,702,892 60,382 (4,793,644) 3 6,969,630 (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV- At December 31, 2018, temporary effects brought by Law nº. 13,169/2015 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were accounted based on their likelihood of realization. At December 31, 2019, deferred tax assets not accounted for correspond to R$ 605,351 and result from Management’s evaluation of their perspectives of realization in the long term (there are no unaccounted deferred tax assets at 12/31/2018). c) Tax and social security contributions 12/31/2019 12/31/2018 3,863,636 1,489,983 Taxes and contributions on income payable Other Taxes and Contributions payable 2,419,227 2,192,739 5,282,461 5,481,021 Provision for deferred income tax and social contribution (Note 10b II) Legal liabilities (Note 8b IV) 4,331,507 4,024,721 Total (Note 9d) 15,896,831 13,188,464 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.50

Note 11 – Permanent Assets

a) Fixed assets for use

Fixed assets for use	Fixed assets under construction	Real Estate for use [1][2]		Other Fixed Assets for use					Total
		Land	Buildings	Improvements [2]	Installations for use[2]	Furniture and equipment for use	Data processing systems	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10% to 20%	10% to 20%	20% to 50%	10% to 20%	
Cost									
Balance at 12/31/2018	**521,707**	**540,429**	**2,429,831**	**2,430,444**	**1,927,850**	**1,124,109**	**6,999,092**	**1,246,618**	**17,220,080**
Acquisitions	432,134	14,454	35,788	59,487	9,147	67,648	866,167	90,163	1,574,988
Disposals	-	(3,803)	(27,180)	(96,398)	(10,234)	(4,110)	(533,809)	(4,765)	(680,299)
Exchange variation	(1,173)	(400)	(5,689)	(16,116)	(6,388)	(11,319)	(33,377)	(1,435)	(75,897)
Transfers	(256,324)	-	87,812	127,777	26,655	-	14,080	-	-
Other	(15,108)	11,336	(86,469)	(22,686)	(270,492)	(24,141)	(200,889)	(2,443)	(610,892)
Balance at 12/31/2019	**681,236**	**562,016**	**2,434,093**	**2,482,508**	**1,676,538**	**1,152,187**	**7,111,264**	**1,328,138**	**17,427,980**
Depreciation									
Balance at 12/31/2018	**-**	**-**	**(1,413,442)**	**(1,621,821)**	**(1,242,310)**	**(761,596)**	**(5,439,637)**	**(857,937)**	**(11,336,743)**
Depreciation expenses	-	-	(62,246)	(187,664)	(132,238)	(86,484)	(750,846)	(125,034)	(1,344,512)
Disposals	-	-	18,154	92,941	7,556	2,952	483,058	3,573	608,234
Exchange variation	-	-	4,591	8,029	4,386	6,180	20,359	912	44,457
Other	-	-	72,317	19,337	261,503	22,103	155,174	966	531,400
Balance at 12/31/2019	**-**	**-**	**(1,380,626)**	**(1,689,178)**	**(1,101,103)**	**(816,845)**	**(5,531,892)**	**(977,520)**	**(11,497,164)**
Impairment									
Balance at 12/31/2018	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Increase	-	-	-	-	-	-	(27,066)	-	(27,066)
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2019	**-**	**-**	**-**	**-**	**-**	**-**	**(27,066)**	**-**	**(27,066)**
Book value									
Balance at 12/31/2019	**681,236**	**562,016**	**1,053,467**	**793,330**	**575,435**	**335,342**	**1,552,306**	**350,618**	**5,903,750**
Balance at 12/31/2018 [3]	**521,707**	**540,429**	**1,016,389**	**808,623**	**685,540**	**362,513**	**1,559,455**	**388,681**	**5,883,337**

(1) Includes amounts pledged in guarantee of voluntary deposits.

(2) Includes the amount of R$ 2,789 at 12/31/2018 related to attached real estate.

(3) During the period, there was no impairment of assets recorded in Fixed assets.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.51

b) Goodwill and Intangible assets

	Goodwill and intagible from acquisition	Intangible assets [1]				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [2]	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2018	**21,224,537**	**2,498,530**	**5,031,375**	**4,518,665**	**2,378,083**	**35,651,190**
Acquisitions	548,732	200	782,329	1,187,333	714,665	3,233,259
Disposals	-	(4,282)	(92,872)	-	(129,873)	(227,027)
Exchange variation	(286,274)	22,092	(83,035)	-	6,120	(341,097)
Other	-	(8,865)	86,424	-	(71,482)	6,077
Balance at 12/31/2019	**21,486,995**	**2,507,675**	**5,724,221**	**5,705,998**	**2,897,513**	**38,322,402**
Amortization						
Balance at 12/31/2018	**(14,807,285)**	**(842,708)**	**(2,414,413)**	**(1,812,807)**	**(1,075,756)**	**(20,952,969)**
Amortization expenses [3]	(1,157,691)	(215,626)	(662,003)	(674,580)	(329,427)	(3,039,327)
Disposals	-	4,282	28,441	-	129,873	162,596
Exchange variation	111,333	(4,775)	44,128	-	(13,170)	137,516
Other	-	10,602	(72,676)	-	71,481	9,407
Balance at 12/31/2019	**(15,853,643)**	**(1,048,225)**	**(3,076,523)**	**(2,487,387)**	**(1,216,999)**	**(23,682,777)**
Impairment (Note 9i)						
Balance at 12/31/2018	**-**	**-**	**(225,751)**	**(342,835)**	**-**	**(568,586)**
Increase	-	-	(4,168)	(27,014)	-	(31,182)
Reversals	-	-	58,748	-	-	58,748
Balance at 12/31/2019	**-**	**-**	**(171,171)**	**(369,849)**	**-**	**(541,020)**
Book value						
Balance at 12/31/2019	**5,633,352**	**1,459,450**	**2,476,527**	**2,848,762**	**1,680,514**	**14,098,605**
Balance at 12/31/2018	**6,417,252**	**1,655,822**	**2,391,211**	**2,363,023**	**1,302,327**	**14,129,635**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 272,855 achievable by 2020;

(2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (516,380) (R$ (450,083)) from 01/01 to 12/31/2018) are disclosed in the expenses on financial operation.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.52

Note 12 – Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 02/22/2018, cancellations of 14,424,206, were approved, of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the ITAÚ UNIBANCO HOLDING's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6 ,537,131,486 6 4,775,651 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3 ,267,003,862 3 2,372,349 Shares of capital stock at 12/31/2018 4 ,958,290,359 4 ,845,844,989 9 ,804,135,348 9 7,148,000 Shares of capital stock at 12/31/2019 4 ,958,290,359 4 ,845,844,989 9 ,804,135,348 97,148,000 Residents in Brazil at 12/31/2019 4 ,931,023,416 1 ,665,657,332 6 ,596,680,748 65,365,717 Residents abroad at 12/31/2019 2 7,266,943 3 ,180,187,657 3 ,207,454,600 3 1,782,283 (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,819,690) Result of delivery of treasure shares - (25,080,841) (25,080,841) 545,594 (1) Treasury shares at 12/31/2019 - 5 8,533,585 5 8,533,585 (1,274,096) Outstanding shares at 12/31/2019 4 ,958,290,359 4 ,787,311,404 9 ,745,601,763 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 Outstanding shares at 12/31/2018 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. Below is the average cost of treasury shares and their market price in reais. In 2019, there was no acquisition of treasury shares. 01/01 to 12/31/2019 Cost / Market value Common Preferred Average cost - 21.76 Market value at 12/31/2019 32 .03 37.10 b) Dividends Shareholders are entitled to a minimum mandatory dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of minimum mandatory dividend is based on the share position on the last day of the preceding month, and payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.53 Note 12 – Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 02/22/2018, cancellations of 14,424,206, were approved, of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the ITAÚ UNIBANCO HOLDING's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6 ,537,131,486 6 4,775,651 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3 ,267,003,862 3 2,372,349 Shares of capital stock at 12/31/2018 4 ,958,290,359 4 ,845,844,989 9 ,804,135,348 9 7,148,000 Shares of capital stock at 12/31/2019 4 ,958,290,359 4 ,845,844,989 9 ,804,135,348 97,148,000 Residents in Brazil at 12/31/2019 4 ,931,023,416 1 ,665,657,332 6 ,596,680,748 65,365,717 Residents abroad at 12/31/2019 2 7,266,943 3 ,180,187,657 3 ,207,454,600 3 1,782,283 (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,819,690) Result of delivery of treasure shares - (25,080,841) (25,080,841) 545,594 (1) Treasury shares at 12/31/2019 - 5 8,533,585 5 8,533,585 (1,274,096) Outstanding shares at 12/31/2019 4 ,958,290,359 4 ,787,311,404 9 ,745,601,763 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 Outstanding shares at 12/31/2018 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. Below is the average cost of treasury shares and their market price in reais. In 2019, there was no acquisition of treasury shares. 01/01 to 12/31/2019 Cost / Market value Common Preferred Average cost - 21.76 Market value at 12/31/2019 32 .03 37.10 b) Dividends Shareholders are entitled to a minimum mandatory dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of minimum mandatory dividend is based on the share position on the last day of the preceding month, and payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.53

I - Breakdown of dividends and interest on capital 12/31/2019 Net income - ITAÚ UNIBANCO HOLDING 26,711,680 Adjustments: (-) Legal reserve - 5% (1,335,584) Dividend calculation basis 25,376,096 Minimun mandatory dividend - 25% 6,344,024 Dividend and Interest on Capital Paid / Accrued / Identified 18,777,003 II – Stockholders' yields Gross value WHT (With Gross Net per share (R$) holding tax) Paid / Prepaid 9,274,217 - 9 ,274,217 Dividends - 11 monthly installments paid in February to December 2019 0.0150 1,606,674 - 1 ,606,674 Dividends - paid on 08/23/2019 0.7869 7,667,543 - 7,667,543 Accrued (Recorded in Other Liabilities – Social and statutory) 5 12,204 (54,905) 4 57,299 Dividends - 1 monthly installment paid on 01/02/2020 0.0150 1 46,170 - 1 46,170 Interest on capital - Credited on December 19, 2019 to be paid until April 30, 2020. 0.0376 366,034 (54,905) 3 11,129 Identified in Profit Reserve In Stockholders’ Equity 1.0067 9,810,778 (765,291) 9 ,045,487 Total from 01/01 to 12/31/2019 1 9,597,199 (820,196) 18,777,003 Total from 01/01 to 12/31/2018 23,667,182 (1,229,756) 2 2,437,426 c) Capital reserves and profit reserves 12/31/2019 12/31/2018 Capital reserves 1,979,021 1,923,056 Premium on subscription of shares 283,512 283,512 Share-based payment plan 1,694,404 1,638,439 Reserves from tax incentives and restatement of equity securities and other 1,105 1,105 Profit reserves 36,413,758 37,121,745 (1) Legal 11,404,046 10,077,204 (2) 15,198,934 9,546,708 Profit (3) Special revenue reserves 9,810,778 17,497,833 (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the remuneration flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 12/31/2019 and 12/31/2018. Reconciliation of net income and stockholders’ equity (Note 2b) d) Net income Stockholders’ equity 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2019 12/31/2018 ITAÚ UNIBANCO HOLDING 26,711,680 21,945,388 132,244,227 131,863,081 Amortization of goodwill 9,827 92,790 448 (8,480) Hedge of net investments in foreign operations (184,661) 961,213 1,139 - ITAÚ UNIBANCO HOLDING PRUDENTIAL 26,536,846 22,999,391 132,245,814 131,854,601 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.54 I - Breakdown of dividends and interest on capital 12/31/2019 Net income - ITAÚ UNIBANCO HOLDING 26,711,680 Adjustments: (-) Legal reserve - 5% (1,335,584) Dividend calculation basis 25,376,096 Minimun mandatory dividend - 25% 6,344,024 Dividend and Interest on Capital Paid / Accrued / Identified 18,777,003 II – Stockholders' yields Gross value WHT (With Gross Net per share (R$) holding tax) Paid / Prepaid 9,274,217 - 9 ,274,217 Dividends - 11 monthly installments paid in February to December 2019 0.0150 1,606,674 - 1 ,606,674 Dividends - paid on 08/23/2019 0.7869 7,667,543 - 7,667,543 Accrued (Recorded in Other Liabilities – Social and statutory) 5 12,204 (54,905) 4 57,299 Dividends - 1 monthly installment paid on 01/02/2020 0.0150 1 46,170 - 1 46,170 Interest on capital - Credited on December 19, 2019 to be paid until April 30, 2020. 0.0376 366,034 (54,905) 3 11,129 Identified in Profit Reserve In Stockholders’ Equity 1.0067 9,810,778 (765,291) 9 ,045,487 Total from 01/01 to 12/31/2019 1 9,597,199 (820,196) 18,777,003 Total from 01/01 to 12/31/2018 23,667,182 (1,229,756) 2 2,437,426 c) Capital reserves and profit reserves 12/31/2019 12/31/2018 Capital reserves 1,979,021 1,923,056 Premium on subscription of shares 283,512 283,512 Share-based payment plan 1,694,404 1,638,439 Reserves from tax incentives and restatement of equity securities and other 1,105 1,105 Profit reserves 36,413,758 37,121,745 (1) Legal 11,404,046 10,077,204 (2) 15,198,934 9,546,708 Profit (3) Special revenue reserves 9,810,778 17,497,833 (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the remuneration flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 12/31/2019 and 12/31/2018. Reconciliation of net income and stockholders’ equity (Note 2b) d) Net income Stockholders’ equity 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2019 12/31/2018 ITAÚ UNIBANCO HOLDING 26,711,680 21,945,388 132,244,227 131,863,081 Amortization of goodwill 9,827 92,790 448 (8,480) Hedge of net investments in foreign operations (184,661) 961,213 1,139 - ITAÚ UNIBANCO HOLDING PRUDENTIAL 26,536,846 22,999,391 132,245,814 131,854,601 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.54

e) Asset valuation adjustments

	12/31/2019	12/31/2018
Available-for-sale securities	1,262,599	158,643
Hedge cash flow	(1,412,446)	(1,573,238)
Remeasurements in liabilities of post-employment benefits	(1,339,113)	(1,001,152)
Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations	(531,909)	(102,763)
Asset valuation adjustments (*)	**(2,020,869)**	**(2,518,510)**

(*) Net of tax effects.

f) Non-controlling interests

	Stockholders' equity		Net Income	
	12/31/2019	12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018
Itaú CorpBanca (Note 2c)	9,767,476	10,249,165	15,361	(89,259)
Itaú CorpBanca Colombia S.A. (Note 2c)	403,426	1,218,728	(29,484)	(13,045)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	487,061	395,742	(139,867)	(97,914)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	419,556	388,514	(43,995)	(78,755)
Other	32,798	24,032	(13,127)	(4,952)
Total	**11,110,317**	**12,276,181**	**(211,112)**	**(283,925)**

g) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on stock-based payment plans are presented in the table below:

	01/01 to 12/31/2019	01/01 to 12/31/2018
Partner Plan (Note 9g)	(241,856)	(167,728)
Share-based plan	(383,900)	(292,638)
Total	**(625,756)**	**(460,366)**

I – Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based Instruments is established every six months as the average of the share price over the last 30 days. The calculation takes place on the seventh business day prior to the grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.55

Changes in the Partner Program

	01/01 to 12/31/2019	01/01 to 12/31/2018
	Quantity	Quantity
Opening balance	**48,871,182**	**51,074,441**
New granted	8,096,700	9,912,356
Delivered	(15,627,167)	(11,597,420)
Cancelled	(2,035,504)	(518,195)
Closing balance	**39,305,211**	**48,871,182**
Weighted average of remaining contractual life (years)	**1.59**	**2.52**
Market value weighted average (R$)	**25.49**	**26.22**

II- Variable Compensation

In this plan, fifty percent (50%) of variable compensation of management members should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive's remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member that should meet at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation

	01/01 to 12/31/2019	01/01 to 12/31/2018
	Quantity	Quantity
Opening balance	**25,016,145**	**31,229,973**
New granted	9,794,250	10,552,225
Delivered	(14,237,280)	(16,611,521)
Cancelled	(352,181)	(154,532)
Closing balance	**20,220,934**	**25,016,145**
Market value weighted average (R$)	**37.55**	**34.04**

III – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan ("Simple Options"), which has been discontinued, and only vested options remain.

Simple options have the following characteristics:

a) **Exercise price:** calculated as the average price of shares in the last three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3.

b) **Vesting period:** determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.56

Change in the Simple options plan 01/01 to 12/31/2019 01/01 to 12/31/2018 Weighted Weighted Quantity average Quantity average exercise price exercise price Opening balance 3,089,599 22.11 24,514,359 25.21 Options vested at the end of the period 3,089,599 22.11 24,514,359 25.21 Options: (*) Canceled / Forfeited (7 2,318) 2 4.36 (3 52,085) 2 9.29 Exercised (3,017,281) 22.68 (2 1,072,675) 28.26 Closing balance - - 3,089,599 22.11 Options vested at the end of the period - - 3,089,599 22.11 Range of exercise prices 22.95 14.47 - 29.51 Weighted average of the remaining contractual life (in years) - 0 .99 Market value weighted average (R$) 36.34 33.98 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.57 Change in the Simple options plan 01/01 to 12/31/2019 01/01 to 12/31/2018 Weighted Weighted Quantity average Quantity average exercise price exercise price Opening balance 3,089,599 22.11 24,514,359 25.21 Options vested at the end of the period 3,089,599 22.11 24,514,359 25.21 Options: (*) Canceled / Forfeited (7 2,318) 2 4.36 (3 52,085) 2 9.29 Exercised (3,017,281) 22.68 (2 1,072,675) 28.26 Closing balance - - 3,089,599 22.11 Options vested at the end of the period - - 3,089,599 22.11 Range of exercise prices 22.95 14.47 - 29.51 Weighted average of the remaining contractual life (in years) - 0 .99 Market value weighted average (R$) 36.34 33.98 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.57

Note 13 – Related parties Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint-controlled entities of ITAÚSA, specially: Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Inc.; · Itaú Seguros S.A., Itaú Vida e Previdência S.A. and Cia. Itaú de Capitalização, companies in the insurance, pension plan and capitalization sectors; · Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. · Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING PRUDENTIAL’s donations and by the proceedings generated by its assets to accomplish its purposed, as well as to maintain the operational and administrative structure: (2) Itaú para Educação e Cultura Foundation – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. (3) Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. (1) Entity merged into Itaúsa Investimentos Itaú S.A.. (2) New legal name of Itaú Social Foundation after merger of Itaú Cultural Institute. (3) Entity merged into Itaú para Educação e Cultura Foundation. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.58 Note 13 – Related parties Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint-controlled entities of ITAÚSA, specially: Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Inc.; · Itaú Seguros S.A., Itaú Vida e Previdência S.A. and Cia. Itaú de Capitalização, companies in the insurance, pension plan and capitalization sectors; · Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. · Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING PRUDENTIAL’s donations and by the proceedings generated by its assets to accomplish its purposed, as well as to maintain the operational and administrative structure: (2) Itaú para Educação e Cultura Foundation – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. (3) Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. (1) Entity merged into Itaúsa Investimentos Itaú S.A.. (2) New legal name of Itaú Social Foundation after merger of Itaú Cultural Institute. (3) Entity merged into Itaú para Educação e Cultura Foundation. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.58

a) Transactions with related parties:

	Annual rate	Assets / (Liabilities)		Revenue / (Expense)	
		12/31/2019	12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018
Interbank investments		**1,000,168**	**-**	**58,078**	**-**
Other	4.40%	1,000,168	-	58,078	-
Securities and derivative financial instruments - assets and liabilities		**102**	**3**	**1,928**	**(132,779)**
Other		102	3	1,928	(132,779)
Loan		**86,333**	**145,961**	**6,317**	**187,515**
Alpargatas S.A.	2.35% to 6% / 2% + CDI	30,443	49,195	1,015	2,773
Other	113% CDI	55,890	96,766	5,302	184,742
Foreign exchange portfolio - assets and liabilities		**20,672**	**6,457**	**20,736**	**5,447**
Itaú Europa Luxembourg S.A.		20,672	6,457	20,736	5,447
Deposits received under securities repurchase agreements		**(782,909)**	**(416,543)**	**(39,653)**	**(62,943)**
IGA Participações S.A.	100% SELIC	(195,741)	(184,717)	(11,024)	(11,138)
Investimentos Bemge S.A.	100% SELIC	(77,238)	(72,889)	(4,350)	(4,498)
Itaú Rent Administração e Participações Ltda.	100% SELIC	(124,524)	(117,511)	(7,013)	(16,536)
Other	75% to 96% CDI / 3.75%	(385,406)	(41,426)	(17,266)	(30,771)
Deposits		**(11,089,025)**	**(7,777,827)**	**(455,788)**	**(232,258)**
BICSA Holdings, Ltd.	2.41%	(1,445,448)	(1,371,622)	(45,403)	(33,582)
Itauseg Participações S.A.	100% SELIC	(5,817,060)	(3,372,221)	(239,329)	(98,849)
Other	100% SELIC	(3,826,517)	(3,033,984)	(171,056)	(99,827)
Amounts receivable from (payable to) related companies / Banking service fees and other administrative (expenses)		**(292,108)**	**(251,425)**	**282,362**	**332,556**
ConectCar Soluções de Mobilidade Eletrônica S.A.		(45,943)	(34,390)	7,310	4,404
Itaú Unibanco Foundation - Supplementary Pensions		(92,899)	(98,214)	30,804	50,969
Itaú Seguros S.A.		(119,669)	(104,035)	426,208	388,925
Other		(33,597)	(14,786)	(181,960)	(111,742)
Rent		**-**	**-**	**(287,024)**	**(296,872)**
Itaú Unibanco Foundation - Supplementary Pensions		-	-	(32,063)	(36,075)
Itaú Rent Administração e Participações Ltda.		-	-	(162,810)	(166,773)
Itaú Seguros S.A.		-	-	(35,648)	(38,494)
Other		-	-	(56,503)	(55,530)
Sponsorship		**28,642**	**-**	**(15,262)**	**(31,970)**
Itaú Cubo Coworking Association		28,642	-	(14,062)	(31,050)
Itaú Viver Mais Association		-	-	(1,200)	(920)
Donation		**-**	**-**	**(24,646)**	**(61,944)**
Itaú para Educação e Cultura Foundation		-	-	(24,646)	(61,944)

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING PRUDENTIAL in the period correspond to:

	01/01 to 12/31/2019	01/01 to 12/31/2018
Fees	(495,362)	(477,557)
Profit sharing	(359,266)	(250,665)
Post-employment benefits	(5,574)	(8,629)
Share-based payment plan	(223,725)	(211,977)
Total	**(1,083,927)**	**(948,828)**

Total amounts related to stock-based compensation plan, personnel expenses and post-employment benefits are detailed in Notes 12g, 9g and 15, respectively.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.59

Note 14 - Market value

In cases where market prices are not available, market value are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated market value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated market value for financial instruments:

		12/31/2019		12/31/2018	
		Book Value	Estimated Market Value	Book Value	Estimated Market Value
Short-term Interbank investments	(a)(b)	231,079,426	231,118,777	299,339,145	299,429,258
Securities	(c)				
Adjustment of available-for-sale securities		154,438,354	154,438,354	94,785,609	94,785,609
Adjustment of held-to-maturity securities		30,959,844	32,750,888	35,699,025	35,963,785
Derivative financial instruments - Assets	(c)	41,638,033	41,638,033	23,461,364	23,461,364
Loan, lease and other credit operations	(d)	544,055,508	553,325,924	498,222,934	504,597,146
Deposits	(b)	518,681,904	518,732,697	471,640,978	471,702,193
Deposits received under securities repurchase agreements	(a)	270,247,839	270,247,839	343,623,423	343,623,423
Funds from acceptance and issuance of securities	(b)	143,568,500	143,662,641	111,565,922	111,670,717
Borrowings and onlendings	(b)	76,392,445	76,479,210	67,947,165	68,084,596
Derivative financial instruments - Liabilities	(c)	47,797,637	47,797,637	27,484,865	27,484,865
Subordinated debt	(b)	59,461,765	61,427,971	49,312,724	49,546,979

The methods and assumptions adopted to estimate the market value are defined below:

a) **Securities purchased under agreements to resell, which compose the balance of Interbank Investments, and Securities under repurchase agreements -** The carrying amounts for these instruments approximate their market values.

b) **Interbank deposits, which compose the balance of Interbank Investments, Deposits, Funds from Acceptance and Issuance of Securities, Borrowings and Onlending and Subordinate Debt** – they are calculated by discounting estimated cash flows at market interest rates.

c) **Securities and Derivatives -** Under usual conditions, the prices quoted in the market are the best indicators of market values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other pricing techniques to establish their market value. In the absence of the prices quoted by the Brazilian Financial and Capital Markets Association (ANBIMA), the market values of government securities are determined based on the interest rates provided by brokers. The market values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The market values of shares are computed based on their prices quoted in the market. The market values of derivative financial instruments were determined as follows:

- ***Swaps:*** Their cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the market value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.)

- **Futures and Forwards:** Quotations on exchanges or using criteria identical to those applied to swaps.

- **Options:** determined based on mathematical models, such as Black & Scholes, using data, in general from Bloomberg, of implicit volatility, interest rate yield curve and market value of the underlying asset. Current market prices of options are used to compute the implicit volatilities.

- **Credit Derivatives:** inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.60

d) Loan operations and lease operations and other credits – Market value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The market value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates close of similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their market value. The market value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity. The market value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and information specific of the debtor.

Note 15 – Post-employment benefits

ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit plan	Modality
Itaú Unibanco Foundation – Supplementary Pension – FIU	Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan 002 benefit plan Prebeg benefit plan UBB PREV defined benefit plan Benefit Plan II Itaulam basic plan Main Retirement Plan Itaú Unibanco Itaú Defined Benefit Plan REDECARD Retirement Plan ITAUCARD Retirement Defined Benefit Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan REDECARD Pension Plan	Defined Contribution
	Unibanco Pension Plan Itaulam Supplementary Plan Supplementary Retirement Plan Itaú Unibanco Itaú Defined Contribution Plan REDECARD Retirement Plan ITAUCARD Supplementary Retirement Plan	Variable Contribution
FUNBEP Multisponsored Pension Fund	Funbep I Benefit Plan Funbep II Benefit Plan	Defined Benefit Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.61

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimated about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants and the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	12/31/2019	12/31/2018
Discount rate [(1)]	7.64% p.a.	9.72% p.a.
Mortality table [(2)]	AT-2000	AT-2000
Turnover [(3)]	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	4.00% to 7.12 % p.a.
Growth of the pension fund benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield related to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.

(2) Correspond to those disclosed by SOA – Society of Actuaries, that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.

(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.62

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Fixed income securities	**20,671,782**	**18,064,771**	**90.93%**	**96.05%**
Quoted in an active market	20,366,180	17,774,647	89.59%	94.51%
Non quoted in an active market	305,602	290,124	1.34%	1.54%
Variable income securities	**1,391,513**	**24,323**	**6.12%**	**0.13%**
Quoted in an active market	1,383,972	17,765	6.09%	0.09%
Non quoted in an active market	7,541	6,558	0.03%	0.04%
Structured investments	**65,312**	**59,140**	**0.29%**	**0.31%**
Quoted in an active market	65	615	0.00%	0.01%
Non quoted in an active market	65,247	58,525	0.29%	0.30%
Real estate	**529,482**	**577,908**	**2.33%**	**3.07%**
Loans to participants	**74,101**	**82,159**	**0.33%**	**0.44%**
Total	**22,732,190**	**18,808,301**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 10,678 (R$ 10,689 at 12/31/2018), and real estate rented to Group companies, with a fair value of R$ 445,299 (R$ 486,797 at 12/31/2018).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from judicial decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING PRUDENTIAL used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Net amount recognized in the balance sheet

	12/31/2019			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	22,732,190	1,475,376	-	24,207,566
2 - Actuarial liabilities	(19,712,586)	-	(967,555)	(20,680,141)
3 - Asset restriction (*)	(3,761,470)	(848,912)	-	(4,610,382)
4 - Net amount recognized in the balance sheet (1+2+3)	**(741,866)**	**626,464**	**(967,555)**	**(1,082,957)**
Amount recognized in Assets (Note 9a)	90,503	626,464	-	716,967
Amount recognized in Liabilities (Note 9d)	(832,369)	-	(967,555)	(1,799,924)

	12/31/2018			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	18,808,301	1,601,523	-	20,409,824
2 - Actuarial liabilities	(15,492,841)	-	(281,933)	(15,774,774)
3 - Asset restriction (*)	(3,664,329)	(938,290)	-	(4,602,619)
4 - Net amount recognized in the balance sheet (1+2+3)	**(348,869)**	**663,233**	**(281,933)**	**32,431**
Amount recognized in Assets (Note 9a)	65,701	663,233	-	728,934
Amount recognized in Liabilities (Note 9d)	(414,570)	-	(281,933)	(696,503)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.63

f) Change in the net amount recognized in the balance sheet:

	12/31/2019								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**18,808,301**	**(15,492,841)**	**(3,664,329)**	**(348,869)**	**1,601,523**	**(938,290)**	**663,233**	**(281,933)**	**32,431**
Amounts recognized in income (1+2+3)	**1,769,335**	**(1,513,783)**	**(355,432)**	**(99,880)**	**151,458**	**(91,202)**	**60,256**	**(459,155)**	**(498,779)**
1 - Cost of current service	-	(74,665)	-	(74,665)	-	-	-	-	(74,665)
2 - Cost of past service	-	-	-	-	-	-	-	(418,495)	(418,495)
3 - Net interest [1]	1,769,335	(1,439,118)	(355,432)	(25,215)	151,458	(91,202)	60,256	(40,660)	(5,619)
Amounts recognized in stockholder´s equity (4+5+6)	**3,238,623**	**(3,883,579)**	**258,291**	**(386,665)**	**(176,895)**	**180,580**	**3,685**	**(261,442)**	**(644,422)**
4 - Effects on asset ceiling	-	-	384,042	384,042	-	176,003	176,003	-	560,045
5 - Remeasurements [2][3]	3,244,618	(3,907,075)	(125,751)	(788,208)	(176,895)	4,577	(172,318)	(261,442)	(1,221,968)
6 - Exchange variation	(5,995)	23,496	-	17,501	-	-	-	-	17,501
Other (7+8+9+10)	**(1,084,069)**	**1,177,617**	**-**	**93,548**	**(100,710)**	**-**	**(100,710)**	**34,975**	**27,813**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(1,177,617)	1,177,617	-	-	-	-	-	34,975	34,975
9 - Contributions and investments from sponsor	84,043	-	-	84,043	(100,710)	-	(100,710)	-	(16,667)
10 - Contributions from parcipants	9,505	-	-	9,505	-	-	-	-	9,505
Amounts end of the period	**22,732,190**	**(19,712,586)**	**(3,761,470)**	**(741,866)**	**1,475,376**	**(848,912)**	**626,464**	**(967,555)**	**(1,082,957)**

	12/31/2018								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**17,588,377**	**(14,490,545)**	**(3,217,361)**	**(119,529)**	**1,631,516**	**(911,929)**	**719,587**	**(256,723)**	**343,335**
Amounts recognized in income (1+2+3)	**1,700,057**	**(1,454,691)**	**(321,121)**	**(75,755)**	**157,215**	**(89,691)**	**67,524**	**(24,873)**	**(33,104)**
1 - Cost of current service	-	(69,392)	-	(69,392)	-	-	-	-	(69,392)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1]	1,700,057	(1,385,299)	(321,121)	(6,363)	157,215	(89,691)	67,524	(24,873)	36,288
Amounts recognized in stockholder´s equity (4+5+6)	**580,120**	**(687,869)**	**(125,847)**	**(233,596)**	**(101,674)**	**63,330**	**(38,344)**	**(19,420)**	**(291,360)**
4 - Effects on asset ceiling	-	-	(125,848)	(125,848)	-	63,330	63,330	-	(62,518)
5 - Remeasurements [2][3]	565,877	(683,336)	1	(117,458)	(101,674)	-	(101,674)	(19,420)	(238,552)
6 - Exchange variation	14,243	(4,533)	-	9,710		-	-	-	9,710
Other (7+8+9+10)	**(1,060,253)**	**1,140,264**	**-**	**80,011**	**(85,534)**	**-**	**(85,534)**	**19,083**	**13,560**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(1,140,264)	1,140,264	-	-	-	-	-	19,083	19,083
9 - Contributions and investments from sponsor	68,874	-	-	68,874	(85,534)	-	(85,534)	-	(16,660)
10 - Contributions from parcipants	11,137	-	-	11,137	-	-	-	-	11,137
Amounts end of the period	**18,808,301**	**(15,492,841)**	**(3,664,329)**	**(348,869)**	**1,601,523**	**(938,290)**	**663,233**	**(281,933)**	**32,431**

1) Corresponds to the amount calculated on 01/01/2019 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.(On 01/01/2018 the rate used was 9.98% p.a.);

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 5,013,953 (R$ 2,265,934 at 12/31/2018).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.64

g) Defined benefit contribution

	Estimated contribution	Contributions made	
	2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Pension plan - FIU	51,713	44,738	58,081
Pension plan - FUNBEP	4,778	8,271	10,793
Total	**56,491**	**53,009**	**68,874**

h) Maturity profile of defined benefit liabilities

	Duration (*)	2020	2021	2022	2023	2024	2025 to 2029
Pension plan - FIU	11.89	837,139	865,607	893,680	921,530	951,932	5,189,977
Pension plan - FUNBEP	10.69	425,160	439,379	454,471	468,687	483,481	2,582,188
Other post-employment benefits	9.25	25,625	25,762	25,836	25,807	25,793	126,366
Total		**1,287,923**	**1,330,748**	**1,373,988**	**1,416,023**	**1,461,207**	**7,898,531**

(*) Average duration of plan´s actuarial liabilities.

i) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (*)	Present value of liability	Income	Stockholders´ equity (*)
Interest rate						
Increase by 0.5%	(977,005)	-	319,223	(36,487)	-	36,487
Decrease by 0.5%	1,104,065	-	(420,611)	41,457	-	(41,457)
Mortality rate						
Increase by 5%	(258,124)	-	87,707	(13,489)	-	13,489
Decrease by 5%	356,606	-	(93,629)	16,594	-	(16,594)
Medical inflation						
Increase by 1%	-	-	-	87,425	-	(87,425)
Decrease by 1%	-	-	-	(69,092)	-	69,092

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.65

Note 16 – Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING PRUDENTIAL has subsidiaries abroad, basically compose of: Itaú Unibanco S.A. - Grand Cayman Branch, New York Branch, Tokyo Branch, Nassau Branch, Itaú Unibanco Holding S.A. Cayman Branch, Itau Bank, Ltd., ITB Holding Ltd., Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Itaú CorpBanca Colômbia S.A., Itaú CorpBanca S.A., Banco Itaú Paraguay S.A. and Itau BBA International plc.

	Net income	
	01/01 to 12/31/2019	**01/01 to 12/31/2018**
Foreign consolidated	4,176,599	3,297,701

Note 17 – Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with defined policies and procedures.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital."

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.66

Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I – Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.67 Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I – Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.67

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Rules and Policies, Reports. II - Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and the institution’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 – Securities and derivative financial instruments). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.68 The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Rules and Policies, Reports. II - Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and the institution’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 – Securities and derivative financial instruments). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.68

· Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; · ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. At December 31, 2019, ITAÚ UNIBANCO HOLDING CONSOLIDATED showed Total VaR of R$ 278.3 million, a reduction in relation to the same period of the previous year (R$ 381.5 million at December 31, 2018), due to lower exposure in interest rates. The document “Public Access Report – Market Risk“, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. III – Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. IV – Operating risk The possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.69 · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; · ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. At December 31, 2019, ITAÚ UNIBANCO HOLDING CONSOLIDATED showed Total VaR of R$ 278.3 million, a reduction in relation to the same period of the previous year (R$ 381.5 million at December 31, 2018), due to lower exposure in interest rates. The document “Public Access Report – Market Risk“, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. III – Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. IV – Operating risk The possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.69

The managers of executive areas use corporate methods developed and supplied by the internal controls, compliance and operating risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Management of Operating Risk/ Internal Controls/ Compliance”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor- relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. V - Insurance, private pension and capitalization risks The main risks related to Insurance, Private Pension and Capitalization portfolios are described below and defined in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operating risk. These risks are managed independently, according to their special characteristics. VI – Social and Environmental Risk ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities. Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in ITAÚ UNIBANCO HOLDING CONSOLIDATED. The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a specialized assessment of legal and risks control area. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in the new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for guide institutional views of social and environmental risk exposure related to ITAÚ UNIBANCO HOLDING CONSOLIDATED activities. Further details on environmental and social risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Reports / Pillar 3 and Index of Systemic and Global Importance / Risk and Capital Management – Pillar 3. c) Capital management governance ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and savings bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.70 The managers of executive areas use corporate methods developed and supplied by the internal controls, compliance and operating risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Management of Operating Risk/ Internal Controls/ Compliance”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor- relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. V - Insurance, private pension and capitalization risks The main risks related to Insurance, Private Pension and Capitalization portfolios are described below and defined in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operating risk. These risks are managed independently, according to their special characteristics. VI – Social and Environmental Risk ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities. Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in ITAÚ UNIBANCO HOLDING CONSOLIDATED. The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a specialized assessment of legal and risks control area. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in the new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for guide institutional views of social and environmental risk exposure related to ITAÚ UNIBANCO HOLDING CONSOLIDATED activities. Further details on environmental and social risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Reports / Pillar 3 and Index of Systemic and Global Importance / Risk and Capital Management – Pillar 3. c) Capital management governance ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and savings bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.70

I - Composition of capital

The Referential Equity (PR) used to monitor the compliance with the operating limits imposed by BACEN, is the sum of three items, namely:

- **Common Equity Tier I:** the sum of capital, reserves and retained earnings, less deductions and prudential adjustments;
- **Additional Tier I Capital:** consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;
- **Tier II Capital:** consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital.

Composition of Reference Equity

	12/31/2019	12/31/2018
Stockholders' equity attributable to controlling interests	131,987,401	131,756,574
Non-controlling interests	11,110,317	12,276,180
Change in interest in subsidiaries in a capital transaction	258,413	98,028
Consolidated stockholders' equity (BACEN)	**143,356,131**	**144,130,782**
Common Equity Tier I prudential adjustments	(26,027,693)	(20,772,746)
Common Equity Tier I	**117,328,438**	**123,358,036**
Instruments Eligible to comprise Additional Tier I	11,265,687	7,701,570
Additional Tier I Prudential Adjustments	102,273	94,858
Additional Tier I Capital	**11,367,960**	**7,796,428**
Tier I (Common Equity Tier I + Additional Tier I Capital)	**128,696,398**	**131,154,464**
Instruments Eligible to comprise Tier II	11,833,538	15,778,051
Tier II Prudential Adjustments	65,570	95,620
Tier II	**11,899,108**	**15,873,671**
Referential Equity (Tier I + Tier II)	**140,595,506**	**147,028,135**

II - Capital requirements in place and in progress

The minimum capital requirements are expressed as ratios obtained from the ratio between available capital and risk-weighted assets (RWA).

Schedule for Basel III implementation

	As From January 1st,	
	2018	2019 (1)
Common Equity Tier I	4.5%	4.5%
Tier I	6.0%	6.0%
Total capital	**8.625%**	**8.0%**
Additional Capital Buffers (ACP)	**2.375%**	**3.5%**
Conservation	1.875%	2.5%
Countercyclical (2)	0%	0%
Systemic (3)	0.5%	1.0%
Common Equity Tier I + ACP	**6.875%**	**8.0%**
Total capital + ACP	**11.0%**	**11.5%**
Prudential adjustment deductions	**100%**	**100%**

(1) Petition valid after of January 1st, 2019;

(2) $ACP_{Countercyclical}$ is triggered during the credit cycle expansion phase. Furthermore, in the event of an increase in ACPCountercyclical, the new percentage will be effective only twelve months after it is announced;

(3) Calculation of $ACP_{Systemic}$ associates the systemic importance, represented by the institution's total exposure, to Gross Domestic Product (GDP).

III - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.71

	12/31/2019	12/31/2018
Credit risk (RWA_{CPAD})(1)	784,730,173	714,968,649
Market risk (RWA_{MINT})(2)	25,001,512	30,270,332
Operational risk ($RWAP_{OPAD}$)(3)	81,567,796	72,833,292
Total risk-weighted assets	**891,299,481**	**818,072,273**

(1) Portion related to exposures to credit risk, calculated using the standardized approach;

(2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674;

(3) Portion related to capital required for operational risk, calculated based on the standardized approach.

The tables below present the breakdown of credit, market and operational risk weighted assets, respectively:

Credit risk

	12/31/2019	12/31/2018
Marketable securities	54,714,851	40,275,550
Loan operations – Retail	139,522,361	124,356,449
Loan operations – Non-retail	274,324,348	256,957,970
Joint Liabilities - Retail	149,827	140,492
Joint Liabilities - Non-Retail	45,657,078	43,288,454
Loan commitments – Retail	37,699,725	33,871,034
Loan commitments – Non-retail	11,138,330	10,673,277
Derivatives – Future potential gain	4,786,916	4,193,025
Inermediation	2,422,191	3,330,357
Other exposures	214,314,546	197,882,041
Total	**784,730,173**	**714,968,649**

Market Risk

	12/31/2019	12/31/2018
Market Risk Weighted Assets - Standard Aproach ($RWAM_{PAD}$)	**28,328,316**	**37,837,915**
Operations subject to interest rate variation	**24,723,563**	**30,286,017**
Fixed rate denominated in reais	5,272,863	2,025,961
Foreign exchange coupons	13,118,050	19,633,121
Price index coupon	6,332,650	8,626,934
Interest rate coupon	-	1
Operations subject to commodity price variation	**1,086,950**	**389,398**
Operations subject to stock price variation	**1,162,438**	**361,948**
Operations subject to risk exposures in gold, foreign currency and foreign exchange variation	**1,355,365**	**6,800,552**
Minimum Market Risk Weighted Assets - Standard Aproach ($RWAM_{PAD}$) (*) (a)	**22,662,652**	**30,270,332**
Market Risk Weighted Assets calculated based on internal methodology (b)	**25,001,512**	**22,871,345**
Reduction of Market Risk Weighted Assets due to Internal Models Aproach	**(3,326,803)**	**(7,567,583)**
Market Risk Weighted Assets (RWA_{MINT}) - maximum of (a) and (b)	**25,001,512**	**30,270,332**

(*) Calculated based on internal models, with maximum saving possibility of 20% of the standard model.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.72

Operational Risk

	12/31/2019	12/31/2018
Operational Risk-Weighted Assets (RWA_{OPAD})	**81,567,796**	**72,833,292**
Retail	14,004,921	12,822,246
Commercial	27,536,488	26,214,251
Corporate finance	2,745,850	2,697,347
Negotiation and sales	15,430,020	11,736,501
Payments and settlement	8,801,856	8,281,707
Financial agent services	4,641,477	4,342,495
Asset management	8,100,501	6,714,978
Retail brokerage	306,683	23,767

IV – Capital adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP – which was dated December 2018 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

The Basel Ratio reached 15.8% at December 31, 2019, 2.2 p.p. lower than at December 31, 2018, mainly due to the provision for interest on own capital and dividends, and increase in risk-weighted assets.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 69,291,547, well above the ACP of R$ 31,195,482, and generously covered by available capital.

	12/31/2019				12/31/2018			
	Amount		Ratio		Amount		Ratio	
	Required	Current	Required	Current	Required	Current	Required	Current
Common Equity Tier I	40,108,477	117,328,438	4.5%	13.2%	36,813,252	123,358,036	4.5%	15.1%
Additional Tier I Capital	-	11,367,960	-	-	-	7,796,428	-	-
Tier I (Common Equity Tier I + Additional Tier I Capital)	**53,477,969**	**128,696,398**	**6.0%**	**14.4%**	**49,084,336**	**131,154,464**	**6.0%**	**16.0%**
Tier II	-	11,899,108	-	-	-	15,873,671	-	-
Referential Equity (Tier I + Tier II)	**71,303,959**	**140,595,506**	**8.0%**	**15.8%**	**70,558,733**	**147,028,135**	**8.625%**	**18.0%**
Amount Required for Additional Capital Buffers (ACP)	31,195,482		3.5%		19,429,216		2.375%	

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 12/31/2019 , fixed assets ratio reached 27.9%, showing a surplus of R$ 31,103,614.

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores "Reports"/ Pillar 3 and Global Systemically Important Banks.

Note 18 – Supplementary information

a) **Insurance policy -** ITAÚ UNIBANCO HOLDING PRUDENTIAL, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.73

b) Foreign currency – The balances in Reais linked to the foreign currencies were as follows:

	12/31/2019	12/31/2018
Permanent foreign investments	58,203,285	48,984,164
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(145,474,616)	(123,428,896)
Net foreign exchange position	**(87,271,331)**	**(74,444,732)**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) Constitutional Amendment (EC) nº 103/2019

Approved by the National Congress in October 2019 and enacted in November 2019, it provides for the social security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, which will be 20% as from its effective date.

The effects of tax credits are reflected in Note 10 – Taxes.

e) Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda.

On October 31, 2019, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 51% of ZUP's total voting capital for approximately R$ 293 million, then holding the company's control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP's capital.

The effective acquisitions and financial settlements will occur after the required regulatory approvals.

f) Subsequent Event

I. Issue of Senior Notes

In January 2020, ITAÚ UNIBANCO HOLDING priced the issue of senior notes with maturity in January 2023 in the amount of US$ 1 billion at the fixed rate of 2.90% and senior notes with maturity in January 2025 in the amount of US$ 500 million at the fixed rate of 3.25%.

The Issue is neither subject to registration rules with the Securities Exchange Commission (SEC), in the United States, nor to registration with the Brazilian Securities Commission (CVM), in Brazil, in compliance with applicable law and regulations.

The Notes were offered only to qualified institutional investors and to non-American investors outside the territory of the United States of America.

ITAÚ UNIBANCO HOLDING will use the funds raised by the Notes for general corporate purposes.

II. Issue of Perpetual Subordinate Notes

In February 2020, ITAÚ UNIBANCO HOLDING priced the issue of perpetual subordinate notes/AT1 in the amount of US$ 700 million at the fixed rate of 4.625%, effective until the 5th anniversary of the issue date. As from this date, inclusive, the interest rate will be recalculated every 5 years based on the interest rate of securities issued by the Treasury of the United States of America.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 | 4.74

th ITAÚ UNIBANCO HOLDING will be able to repurchase the notes on the 5 anniversary of the issue date or on any other subsequent date of payment of interest, being subject to the approval of Brazilian entities, including BACEN. BACEN’s approval will be requested for the notes to make up the Supplementary Capital of Referential Equity of ITAÚ UNIBANCO HOLDING, thus increasing by 0.35 p.p. its Basel Ratio, considering the exchange rate of February 19, quoted at R$ 4.36. The Issue is neither subject to registration rules with the Securities Exchange Commission (SEC), in the United States, nor to registration with the Brazilian Securities Commission (CVM), in Brazil, in compliance with applicable law and regulations. The notes were offered only to qualified institutional investors and to non-American investors outside the territory of the United States of America. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.75 th ITAÚ UNIBANCO HOLDING will be able to repurchase the notes on the 5 anniversary of the issue date or on any other subsequent date of payment of interest, being subject to the approval of Brazilian entities, including BACEN. BACEN’s approval will be requested for the notes to make up the Supplementary Capital of Referential Equity of ITAÚ UNIBANCO HOLDING, thus increasing by 0.35 p.p. its Basel Ratio, considering the exchange rate of February 19, quoted at R$ 4.36. The Issue is neither subject to registration rules with the Securities Exchange Commission (SEC), in the United States, nor to registration with the Brazilian Securities Commission (CVM), in Brazil, in compliance with applicable law and regulations. The notes were offered only to qualified institutional investors and to non-American investors outside the territory of the United States of America. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 4.75

Itaú Unibanco Holding S.A. and subsidiaries - Prudential Conglomerate Financial statements at December 31, 2019 and independent auditor's report Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 5.4 Itaú Unibanco Holding S.A. and subsidiaries - Prudential Conglomerate Financial statements at December 31, 2019 and independent auditor's report Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 5.4

(A free translation of the original in Portuguese) Independent auditor's report on the consolidated financial statements of the Prudential Conglomerate To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the Bank ), which comprise the prudential consolidated balance sheet as at December 31, 2019 and the prudential consolidated statements of income, changes in stockholders´equity and cash flows for the six-month period and year then ended, and notes to the financial statements, including a summary of significant accounting policies. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2 - Presentation of the Consolidated Financial Statements . In our opinion, the consolidated financial statements of the Prudential Conglomerate referred to above present fairly, in all material respects, the financial position of the Prudential Conglomerate of Itaú Unibanco Holding S.A. as at December 31, 2019, and the consolidated financial performance and cash flows for the six-month period and year then ended, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2 - Presentation of the Consolidated Financial Statements and 3 - Summary of the main accounting policies to the consolidated financial statements. Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements”. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 5.5 (A free translation of the original in Portuguese) Independent auditor's report on the consolidated financial statements of the Prudential Conglomerate To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the Bank ), which comprise the prudential consolidated balance sheet as at December 31, 2019 and the prudential consolidated statements of income, changes in stockholders´equity and cash flows for the six-month period and year then ended, and notes to the financial statements, including a summary of significant accounting policies. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2 - Presentation of the Consolidated Financial Statements . In our opinion, the consolidated financial statements of the Prudential Conglomerate referred to above present fairly, in all material respects, the financial position of the Prudential Conglomerate of Itaú Unibanco Holding S.A. as at December 31, 2019, and the consolidated financial performance and cash flows for the six-month period and year then ended, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2 - Presentation of the Consolidated Financial Statements and 3 - Summary of the main accounting policies to the consolidated financial statements. Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements”. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 5.5

Emphasis of matter - basis of preparation of the consolidated financial statements of the Prudential Conglomerate Without modifying our opinion, we draw attention to the Note 2 - Presentation of the Consolidated Financial Statements , which discloses that the consolidated financial statements of the Prudential Conglomerate were prepared by the management of the Bank to comply with the requirements of Resolution 4,280 of the CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements was prepared exclusively for the compliance with these specific requirements and, accordingly, may not be suitable for another purpose. Others matters Itaú Unibanco Holding S.A. prepared a set of parent company and consolidated financial statements for general purposes referring to the six-month period and year ended at December 31, 2019, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank - BACEN. Our independent auditor's report on those statements, dated February 10, 2020, was unmodified. Other information accompanying the consolidated financial statements and the auditor's report The Bank’s management is responsible for the other information, which comprise the Management Report. Our opinion on the consolidated financial statements does not cover the Management report, and we do not express any form of audit conclusion thereon. In connection with the audit of the consolidated financial statements of the Prudential Conglomerate, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with Resolution 4,280 of CMN, and supplementary regulations of BACEN, whose main criteria and accounting policies are disclosed in the Notes 2 - Presentation of the Consolidated Financial Statements and 3 - Summary of the main accounting policies , and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Bank's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 5.6 Emphasis of matter - basis of preparation of the consolidated financial statements of the Prudential Conglomerate Without modifying our opinion, we draw attention to the Note 2 - Presentation of the Consolidated Financial Statements , which discloses that the consolidated financial statements of the Prudential Conglomerate were prepared by the management of the Bank to comply with the requirements of Resolution 4,280 of the CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements was prepared exclusively for the compliance with these specific requirements and, accordingly, may not be suitable for another purpose. Others matters Itaú Unibanco Holding S.A. prepared a set of parent company and consolidated financial statements for general purposes referring to the six-month period and year ended at December 31, 2019, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank - BACEN. Our independent auditor's report on those statements, dated February 10, 2020, was unmodified. Other information accompanying the consolidated financial statements and the auditor's report The Bank’s management is responsible for the other information, which comprise the Management Report. Our opinion on the consolidated financial statements does not cover the Management report, and we do not express any form of audit conclusion thereon. In connection with the audit of the consolidated financial statements of the Prudential Conglomerate, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with Resolution 4,280 of CMN, and supplementary regulations of BACEN, whose main criteria and accounting policies are disclosed in the Notes 2 - Presentation of the Consolidated Financial Statements and 3 - Summary of the main accounting policies , and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Bank's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 5.6 the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank are responsible for overseeing the financial reporting process of the Prudential Conglomerate. Auditor's responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared in accordance with Resolution 4,280 of CMN, and supplementary regulations of BACEN, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, taking into consideration the NBC TA 800 (Special Conditions – Audit Financial Statements in accordance with special purpose accounting conceptual structures), we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 5.7 the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank are responsible for overseeing the financial reporting process of the Prudential Conglomerate. Auditor's responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared in accordance with Resolution 4,280 of CMN, and supplementary regulations of BACEN, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, taking into consideration the NBC TA 800 (Special Conditions – Audit Financial Statements in accordance with special purpose accounting conceptual structures), we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 5.7

• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. São Paulo, February 27, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 5.8 • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. São Paulo, February 27, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 31 de Dezembro de 2019 5.8